    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1999

                                                  REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                 KNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           4812                           52-242458
  (State or of Incorporation)     (Primary Standard Industrial           (I.R.S. Employer
                                       Identification No.)          Classification Code Number)

                            1241 O.G. SKINNER DRIVE
                           WEST POINT, GEORGIA 31833
                                 (706) 645-8553

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                CHAD S. WACHTER
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 KNOLOGY, INC.
                            1241 O.G. SKINNER DRIVE
                           WEST POINT, GEORGIA 31833
                                 (706) 645-8553

           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)
                             ---------------------
                                   Copies to:
                            STEVEN M. KAUFMAN, ESQ.
                             HOGAN & HARTSON L.L.P.
                          555 THIRTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20004
                                 (202) 637-5600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                   TITLE OF EACH CLASS OF                            PROPOSED MAXIMUM            AMOUNT OF
                         SECURITIES                                     AGGREGATE               REGISTRATION
                      TO BE REGISTERED                              OFFERING PRICE(1)               FEE
--------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value
Series A Preferred Stock, $.01 par value
Options to Purchase Common Stock............................           $238,613,580              $66,334.58
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1999

PRELIMINARY PROSPECTUS

                                 KNOLOGY, INC.

                                 (KNOLOGY LOGO)

                                  COMMON STOCK
                            SERIES A PREFERRED STOCK
                        OPTIONS TO PURCHASE COMMON STOCK

     This prospectus is being furnished to the stockholders and option holders of ITC Holding Company, Inc., a Delaware corporation, in connection with the proposed distribution by ITC Holding to its stockholders and option holders of 43,918,649 shares of Series A preferred stock and 6,315,789 options to purchase common stock of our company. ITC Holding has declared a dividend payable to holders of record of ITC Holding capital stock at the close of business on December 1, 1999. For every share of ITC Holding common stock, ITC Holding Series A preferred stock or ITC Holding Series B preferred stock you hold, you will receive 1.0968 shares of our Series A preferred stock. ITC Holding has decided to distribute options to purchase 1.0968 shares of our common stock for each outstanding option to purchase one share of ITC Holding common stock. We expect the stock dividend and options will be distributed on or about December 30, 1999. The eligible holders of ITC Holding's capital stock or stock options will receive a check for the cash value of any fractional interest in our capital stock or options. This prospectus also relates to the common stock into which our preferred stock is convertible and the common stock underlying our stock options being distributed by ITC Holding.

     In the distribution, ITC Holding will distribute all of its shares of our Series A preferred stock and stock options to its stockholders and option holders. Immediately after the distribution is completed, ITC Holding will not own any shares of our Series A preferred stock or any of our stock options.

     No action is necessary on the part of ITC Holding stockholders or option holders to receive the shares of our capital stock or stock options which ITC Holding proposes to distribute. ITC Holding stockholders and option holders do not need to pay any consideration to ITC Holding or to us in connection with this distribution. ITC Holding stockholders and option holders do not need to surrender any shares of ITC Holding capital stock or stock options to receive their shares of our capital stock or stock options.

     THE SECURITIES TO BE DISTRIBUTED PURSUANT THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                 , 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    1
RISK FACTORS................................................    4
THE DISTRIBUTION............................................   11
TAX CONSEQUENCES OF
THE DISTRIBUTION............................................   13
NO MARKET FOR OUR STOCK.....................................   15
DIVIDEND POLICY.............................................   15
CAPITALIZATION..............................................   16
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA..........   17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   19
OUR BUSINESS................................................   29
MANAGEMENT..................................................   50
CERTAIN TRANSACTIONS AND RELATIONSHIPS......................   56
PRINCIPAL STOCKHOLDERS......................................   59
DESCRIPTION OF SECURITIES...................................   61
LEGAL MATTERS...............................................   63
EXPERTS.....................................................   63
WHERE YOU CAN FIND MORE INFORMATION.........................   64
INDEX TO OUR CONSOLIDATED FINANCIAL STATEMENTS..............  F-1

                               PROSPECTUS SUMMARY

     This summary highlights more detailed information and financial statements contained later in this prospectus. This summary does not contain all of the information that you should consider with respect to owning the shares. You should read the entire prospectus carefully, especially the risks of holding the shares discussed under "Risk Factors."

     This prospectus assumes the completion of a number of events that we expect to take place in November 1999. All numbers in this prospectus have been adjusted to reflect a 600-to-1 stock split of our Series A preferred stock and a 4-to-1 stock split of our common stock which we expect will occur in November 1999.

                                 KNOLOGY, INC.

     We were formed in September 1998. We own 100% of KNOLOGY Holdings, Inc. and 100% of several other companies previously owned by ITC Holding Company, Inc. KNOLOGY Holdings is our principal subsidiary. We offer our residential and business customers broadband communication services, including analog and digital cable television, local and long distance telephone, high-speed Internet access service, and broadband carrier services.

     We provide these services using high-speed, high-capacity networks in Montgomery, Alabama; Columbus, Georgia; Augusta, Georgia; Panama City, Florida; and Charleston, South Carolina. We provide analog and digital cable television services in Huntsville, Alabama. Our Huntsville facilities are being upgraded to provide local and long distance telephone and high-speed Internet access services. We provide local exchange services and other broadband services throughout the Georgia/Alabama border area known as the Valley. We also provide telephone services in Newnan, Georgia.

     We offer the following services:

     - Cable television. We offer our customers four levels of cable television services: basic, expanded basic, premium and digital.

     - Telephony. Our telephony service includes residential and business local and long distance telephone service, and access services.

     - Internet Services. Our high speed Internet data service offers our customers high-speed connections to the Internet using cable modems.

     - Broadband Carrier Services. Our broadband carrier services consist of local transport and interconnection services for other carriers.

     We believe that our networks may enable us in the future to provide additional broadband services, including:

     - Interactive energy management services in partnership with power companies, which involve active monitoring by the customer of energy usage and cost.

     - Security services, including closed-circuit television security monitoring and alarm systems.

     - Voice over Internet Protocol.

     - High-speed, high-capacity local transport services using the Asynchronous Transfer Mode method of transmission.

     We plan to expand our business to new markets as well as to increase our customer base in our current markets by:

     - building reliable high-speed, high-capacity networks;

     - offering our customers savings through a bundle of communications services;

     - being the first company in our markets to offer multiple broadband communications services;

     - expanding to additional mid-sized cities in the southeastern United
       States;

     - focusing on the customer and offering superior customer service;

     - pursuing strategic relationships with other service providers; and

     - taking advantage of unused capacity on our networks to generate revenues from other exchange carriers and service providers.

     We are incorporated in the State of Delaware. Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553.

                              RECENT DEVELOPMENTS

     In November 1999, a subsidiary of ITC Holding, our parent company, contributed to us

     - stock representing approximately 85% of the outstanding equity of KNOLOGY Holdings, Inc.;

     - stock representing 100% of each of Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc.;

     - a note of KNOLOGY Holdings in the principal amount of $13 million;

     - 272,832 shares of preferred stock of ClearSource, Inc.; and

     - cash in the amount of approximately $5.6 million, to be used for required subscription payments to ClearSource.

Concurrently with this contribution, we completed an exchange with other KNOLOGY Holdings stockholders in which we received KNOLOGY Holdings common stock and preferred stock in exchange for our common stock and Series A preferred stock. We now hold 100% of the outstanding capital stock of KNOLOGY Holdings.

     In November 1999, after the contribution and exchange discussed above, we entered into a loan agreement and note with a subsidiary of ITC Holding. This subsidiary has agreed to lend us up to $30 million until March 31, 2000. The ITC Holding subsidiary may elect, in lieu of repayment, to convert the amount outstanding under the note into options to purchase up to 6,315,789 shares of our Series A preferred stock based on the current fair value.

                                THE DISTRIBUTION

     ITC Holding is distributing to its stockholders of record at the close of business on December 1, 1999, a dividend consisting of 1.0968 shares of our Series A preferred stock for every share of ITC Holding common and preferred stock. ITC Holding has decided to distribute an option to purchase 1.0968 shares of our common stock for each option to purchase one share of ITC Holding common stock outstanding. Any stockholder and option holder who would be entitled to receive a fractional interest will receive a check for the cash value of the fractional interest.

                     INTENDED SUBSEQUENT PRIVATE PLACEMENT

     Shortly after this distribution, we intend to make a private offering of shares of our Series B preferred stock. This offering is expected to be to a small group of institutional investors for approximately $100 million. Each share of Series B preferred stock is expected to be convertible initially into one share of our common stock. The terms of this private offering could change and it is possible that the offering will not be consummated. The private offering is contingent upon the completion of the distribution of our capital stock described by this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary consolidated financial data. The summary financial data set forth below should be read in conjunction with the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and related notes, and other financial data included elsewhere in this prospectus. See Note 1 to our financial statements regarding the Reorganization.

                                                                                              SIX            SIX
                                                 YEAR           YEAR           YEAR          MONTHS         MONTHS
                                                ENDED          ENDED          ENDED          ENDED          ENDED
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     JUNE 30,       JUNE 30,
                                                 1996           1997         1998(A)          1998           1999
                                             ------------   ------------   ------------   ------------   ------------
                                                                                          (UNAUDITED)    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating Revenues.........................  $17,527,208    $ 17,633,313   $ 45,132,522   $ 18,598,331   $ 31,208,818
Operating expenses:
  Cost of services.........................    2,991,412       3,121,108     12,739,540      3,691,377      9,796,850
  Selling, operations and administrative...    8,331,795       9,498,461     37,323,345     15,897,426     25,514,407
  Depreciation and amortization............    3,022,056       2,781,800     17,914,537      5,564,836     19,694,361
                                             -----------    ------------   ------------   ------------   ------------
        Total operating expenses...........   14,345,263      15,401,369     67,977,422     25,153,639     55,005,618
                                             -----------    ------------   ------------   ------------   ------------
Operating income (loss)....................    3,181,945       2,231,944    (22,844,900)    (6,555,308)   (23,796,800)
                                             -----------    ------------   ------------   ------------   ------------
Other income and expense...................     (379,889)     (2,048,506)   (18,645,199)    (7,354,969)   (15,023,402)
                                             -----------    ------------   ------------   ------------   ------------
Income (loss) before minority interest,
  income tax (provision) benefit and
  cumulative effect of a change in
  accounting principle.....................    2,802,056         183,438    (41,490,099)   (13,910,277)   (38,820,202)
Minority interest..........................           --              --     13,294,079      9,199,846      4,642,791
Income tax (provision) benefit.............   (1,371,865)     (1,010,779)     5,631,618       (530,270)     6,548,791
Cumulative effect of a change in accounting
  principle................................           --              --       (582,541)      (582,541)            --
Net income (loss)..........................  $ 1,430,191    $   (827,341)  $(23,146,943)  $ (5,823,242)  $(27,628,620)
                                             -----------    ------------   ------------   ------------   ------------
Subsidiary preferred stock dividends.......           --      (4,193,276)    (1,424,222)            --             --
                                             -----------    ------------   ------------   ------------   ------------
Net income (loss) attributable to common
  stockholders.............................  $ 1,430,191    $ (5,020,617)  $(24,571,165)  $ (5,823,242)  $(27,628,620)
                                             ===========    ============   ============   ============   ============
PER SHARE DATA:
Basic and diluted net income (loss)
  attributable to common stockholders per
  share:...................................        23.84          (83.68)       (409.52)        (97.05)       (460.48)
Basic and diluted weighted average common
  share equivalents outstanding:...........       60,000          60,000         60,000         60,000         60,000
OTHER FINANCIAL DATA:
Capital expenditures.......................      995,320       1,727,079    120,227,057     48,885,972     47,870,456
Cash provided by (used in) operating
  activities...............................    4,770,730       3,680,116     23,035,488      7,328,169     (5,289,536)
EBITDA (b).................................    5,640,550       2,509,854      8,564,129      8,190,914       (469,044)
Ratio of earnings to fixed charges.........       283.10           15.76           0.01           0.55             --

                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     JUNE 30,
                                                              1996           1997           1998           1999
                                                          ------------   ------------   ------------   ------------
                                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........................................   (1,442,508)   $(1,142,308)   $ 51,991,522   $  8,786,266
Property and equipment, net.............................   11,374,950     11,260,846     211,885,668    248,466,949
Total assets............................................   18,481,623     30,294,364     388,367,064    368,575,037
Long-term debt, including accrued interest..............           --             --     276,165,900    293,578,228
Total liabilities.......................................    2,833,902      6,754,189     314,384,110    326,892,350
Minority interest.......................................           --             --      22,623,713     17,980,922
Retained earnings (accumulated deficit).................    9,598,225      3,181,179     (21,389,986)   (49,018,606)
Total stockholders' equity..............................   15,647,721    $23,540,175    $ 48,872,281   $ 21,214,805

---------------

(a) See note 9 to our financial statements, Cable Alabama acquisition, for further information regarding presentation.
(b) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used in the industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles. It should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

                                  RISK FACTORS

     The securities being distributed pursuant to this prospectus involve a high degree of risk, including those risks described below.

WE HAVE LOST MONEY ON OUR OPERATIONS TO DATE, AND WE EXPECT TO LOSE MORE MONEY DURING THE NEXT SEVERAL YEARS.

     We have had net losses and negative cash flow from our operations since we began operations. As of June 30, 1999, we had an accumulated deficit of $49.0 million. We expect to have more net losses and negative cash flow during the next several years as we build our networks. Our ability to generate profits and positive cash flow will depend in large part on our obtaining enough subscribers for our services to offset the costs of constructing and operating our networks. If we cannot achieve operating profitability or positive cash flows from operating activities, our business, financial condition and operating results will be adversely affected.

FAILURE TO OBTAIN ADDITIONAL FUNDING WOULD LIMIT OUR ABILITY TO EXPAND OUR BUSINESS.

     We expect to spend approximately $177.0 million during the next three years to expand or upgrade our Panama City, Augusta, Charleston and Huntsville networks. If we expand to new cities, we estimate the cost of constructing and implementing networks in additional cities at approximately $50 million to $75 million per city. Actual costs may exceed this estimate. We will need significant additional financing to complete this expansion and upgrade, to expand into additional cities, for new business activities and for any additional acquisitions. If we cannot obtain sufficient funds we may be required to defer or abandon our expansion plans, which could limit our growth and prospects.

COMPETITION FROM OTHER PROVIDERS COULD CAUSE US TO LOSE SUBSCRIBERS.

     To be successful, we will need to attract subscribers away from our competitors. We have many competitors in each of our broadband services. Some of our competitors have competitive advantages such as long-standing customer relationships and greater experience, resources, marketing capabilities and name recognition than we do.

     In providing cable television service, we currently compete with:

     - other cable television providers;

     - broadcast television stations;

     - direct broadcast satellite companies;

     - multichannel multipoint distribution services;

     - satellite master antenna systems; and

     - private home dish earth stations.

We expect in the future to compete with new wireless local multipoint distribution services and telephone companies providing cable television service within their service areas.

     In providing local and long distance telephone service and long distance access services, we compete with the incumbent local exchange carrier in each of our markets. BellSouth is the incumbent local exchange carrier and is a particularly strong competitor in our current markets and in most of our targeted markets. We also compete with long distance carriers such as AT&T, MCI WorldCom and Sprint. Our other competitors include:

     - independent local exchange carriers;

     - other Regional Bell Operating Companies;

     - competitive local exchange carriers;

     - microwave, wireless and satellite carriers; and

     - utilities.

     In providing Internet access services, we compete with:

     - providers of satellite-based Internet services;

     - other long distance carriers;

     - cable television companies; and

     - network providers that offer Internet access services.

Technologies such as Integrated Services Digital Network (ISDN) and direct broadcast satellite also offer high-speed or broadband connections to the Internet. We will compete with companies offering broadband connections such as DirecPC, one of the principal providers of satellite-based Internet services in the United States; long distance carriers such as AT&T and MCI WorldCom; traditional dial-up Internet service providers; and cable modem services such as Excite@Home, a joint venture among TCI and other companies, including AT&T.

IF WE ARE REQUIRED TO PROVIDE ACCESS TO OUR NETWORKS TO OTHER SERVICE PROVIDERS WE COULD LOSE AN IMPORTANT COMPETITIVE ADVANTAGE.

     There are proposals before the United States Congress and the Federal Communications Commission to require all cable operators to make a portion of their cable systems' bandwidth available to other Internet service providers, such as telephone companies. Certain local franchising authorities are considering or have already approved similar open access requirements. If regulators decide to require us to provide competing telephone or Internet service providers with access to our broadband networks, much of the competitive advantage we have from owning our own networks could be eliminated.

OUR PROGRAMMING COSTS ARE INCREASING, WHICH COULD REDUCE OUR CASH FLOW AND OPERATING MARGINS.

     Programming has been our largest single expense item and we expect this to continue. In recent years, the cable industry has experienced a rapid increase in the cost of programming, particularly sports programming. This increase may continue and we may not be able to pass programming costs increases on to our customers. In addition, as we increase the channel capacity of our systems and add programming to our basic and expanded basic programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. The inability to pass programming cost increases on to our customers will have an adverse impact on our cash flow and operating margins.

PROGRAMMING EXCLUSIVITY IN FAVOR OF OUR COMPETITORS COULD ADVERSELY AFFECT THE DEMAND FOR OUR CABLE SERVICES.

     We obtain our programming by entering into contracts or arrangements with cable programming vendors. A cable programming vendor may enter into an exclusive arrangement with one of our cable television competitors. This could prevent us from offering certain programming on our cable television systems, which could adversely affect the demand for our cable services.

THE SIGNIFICANT AMOUNT OF DEBT WE HAVE COULD HARM OUR BUSINESS.

     As of June 30, 1999, we had $293.5 million of debt, including accrued interest and our stockholders' equity was $21.2 million. Our debt could adversely affect our business in a number of ways, as:

     - we have to use a lot of our money to pay interest and repay principal on debt;

     - we may have trouble obtaining future financing;

     - we may have limited flexibility in planning for or reacting to changes in our business;

     - we may have more debt relative to our competitors, which may place us at a disadvantage; and

     - we may be more vulnerable to any economic downturn.

Our earnings have not been sufficient to cover our fixed charges. If we cannot meet our debt payments, we may need to seek additional financing or sell some of our assets, which would affect our business, operations and the value of our company.

RESTRICTIONS ON OUR BUSINESS IMPOSED BY OUR DEBT AGREEMENTS COULD LIMIT OUR GROWTH OR ACTIVITIES.

     Our indenture and credit facility agreements place operating and financial restrictions on us and our subsidiaries. These restrictions affect our and our subsidiaries' ability to:

     - incur additional debt;

     - create liens on our assets;

     - use the proceeds from any sale of assets; and

     - make distributions on or redeem our stock.

     In addition, our credit facility requires us to maintain certain financial ratios. These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our interest.

WE MAY ENCOUNTER DIFFICULTIES EXPANDING INTO ADDITIONAL MARKETS.

     To expand into additional cities we will have to obtain pole attachment agreements, construction permits, franchises and other regulatory approvals. Delays in receiving the necessary construction permits and in conducting the construction itself have adversely affected our schedule in the past and could do so again in the future.

IF WE ARE NOT ABLE TO MANAGE OUR GROWTH, OUR BUSINESS WILL BE HARMED.

     Our ability to grow will depend, in part, upon our:

     - successfully implementing our strategy;

     - evaluating markets;

     - securing financing;

     - constructing facilities;

     - obtaining any required government authorizations; and

     - hiring and retaining qualified personnel.

In addition, as we increase our service offerings and expand our targeted markets, we will have additional demands on our customer support, sales and marketing, administrative resources and network infrastructure. If we cannot effectively manage our growth, our business and results of operations will be harmed.

ACQUISITIONS AND JOINT VENTURES COULD STRAIN OUR BUSINESS AND RESOURCES.

     If we acquire existing companies or networks, or enter into joint ventures, we may be subject to:

     - miscalculation of the value of the acquired company or joint venture;

     - diversion of resources and management time;

     - difficulties in integration of the acquired business or joint venture with our operations;

     - relationship issues as a result of changes in management;

     - additional liabilities or obligations as a result of the acquisition or joint venture; and

     - additional financial burdens or dilution incurred with the transaction.

IF WE ARE NOT ABLE TO OBTAIN AND RENEW OUR FRANCHISES IN A TIMELY MANNER AND ON ACCEPTABLE TERMS AND CONDITIONS, OUR BUSINESS WILL BE HARMED.

     Our business depends on our ability to obtain and renew our franchises in a timely manner and on acceptable terms and conditions. We cannot predict whether we will obtain franchises in new cities on terms that will make construction of a network and provision of broadband communications services economically attractive for us. In addition, franchises may be withheld and are subject to non-renewal or termination under some circumstances. Our franchises for Montgomery, Columbus, Panama City, Augusta, Charleston, Huntsville and the Valley area will expire in March 2005, March 2009, July 2007, January 2013, April 2013, March 2001 and January 2013, respectively.

LOSS OF ACCESS TO OTHER COMPANIES' NETWORKS COULD IMPAIR OUR TELEPHONE SERVICE.

     We rely on other companies to provide:

     - communications capacity between our telephone switch and our local networks;

     - switched and switchless long distance telephone services;

     - collocation and interconnection facilities; and

     - Asynchronous Transfer Mode network services for internet transport requirements.

Our business would be hurt if we lost any of these services.

CHANGES IN DEMAND FOR OUR TELEPHONE SERVICES COULD HARM OUR BUSINESS.

     We could be affected by changes in demand for our local and long distance telephone services, including:

     - traditional telephone services;

     - premium telephone service;

     - additional access lines per household;

     - billing and collection services; and

     - local competition in the Georgia/Alabama border area known as the Valley.

Any downturn in demand will harm our business, profitability and growth prospects. In addition, recent price decreases and promotional activities by major long distance carriers could have a material adverse impact on our cash flow and margins.

WE DO NOT KNOW THE DEMAND FOR OUR BUNDLED COMMUNICATIONS SERVICES.

     Our plan to provide bundled broadband communications services is fairly new and untested. It could be unsuccessful due to:

     - competition;

     - pricing;

     - regulatory uncertainties; and

     - operating and technical difficulties.

In addition, the demand for some of our planned broadband communications services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled services is materially lower than we expect.

FUTURE TECHNOLOGICAL DEVELOPMENTS MAY HURT OUR BUSINESS.

     Future technological developments may reduce our network's competitiveness or require expensive and time-consuming upgrades or additional equipment. In addition, we may be required to select in advance one technology over another and may not choose the technology that turns out to be the most economic, efficient or attractive to customers.

WE DEPEND UPON A VERY SMALL NUMBER OF SUPPLIERS FOR CERTAIN MATERIALS.

     We purchase customer premises equipment and plant materials from a small number of outside vendors. We currently purchase each customer premises component from a single vendor and have one or two suppliers for plant materials. If one or more suppliers cannot meet our needs as we continue to build our network, we could experience delays and increased costs in the expansion of our network.

WE HAVE EXPERIENCED DIFFICULTY ENGAGING SUFFICIENT CONSTRUCTION CONTRACTORS AND OUR CONSTRUCTION COSTS ARE INCREASING.

     The expansion and upgrade of our existing networks and the development of future networks require us to hire construction contractors. We could have difficulty hiring experienced contractors because of increases in demand for cable construction services. Our construction costs may increase significantly over the next few years as demand for cable construction services continues to grow.

WE COULD BE HURT BY FUTURE INTERPRETATION OR IMPLEMENTATION OF REGULATIONS.

     The current communications and cable legislation is complex and in many areas sets forth policy objectives to be implemented by regulation. It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation over the next several years. Our ability to compete successfully in the provision of service will depend on the timing of such implementing regulations and whether they are favorable to us.

OUR RELATIONSHIPS WITH ITC HOLDING'S COMPANIES AND AT&T MAY CAUSE CONFLICTS OF INTERESTS.

     We have relationships with several of ITC Holding's subsidiary and affiliated companies. Some members of our board of directors are directors, stockholders, and/or officers of various ITC Holding companies. AT&T venture funds collectively are a significant stockholder and also have a representative on our board of directors. When the interests of ITC Holding, other ITC Holding companies or AT&T venture funds differ from ours, the ITC Holding companies and AT&T venture funds act in their own respective best interests, which could be adverse to our interests.

PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD DISRUPT OUR OPERATIONS AND HARM OUR BUSINESS.

     The year 2000 issue affects our owned and licensed computer systems and equipment used in connection with internal operations. It also affects our non-information technology systems, including embedded systems in our buildings and other infrastructure. Additionally, we rely directly and indirectly, in the regular course of business, on the proper operation and compatibility of third party systems, and the year 2000 problem could cause these systems to fail, err or become incompatible with our systems.

     Much of our assessment effort regarding the year 2000 problem has involved, and depends on, inquiries to third party service providers. If we, or significant third parties with whom we communicate and do business through computers, fail to become year 2000 ready, or if the year 2000 problem causes our systems to become internally incompatible or incompatible with key third party systems, our business could suffer material disruptions. We could also face disruptions if the year 2000 problem causes general widespread problems or an economic crisis. We cannot now estimate the extent of these potential disruptions. We cannot assure you that our efforts to date and our ongoing efforts to prepare for the year 2000 problem will be sufficient to prevent a material disruption of our operations. As a result of any such disruption our growth, profitability and operating results could suffer materially.

WE COULD BE DAMAGED BY THE LOSS OF OUR KEY PERSONNEL.

     Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain "key man" insurance on, these or any other employees. As we have numerous new employees resulting from our recent growth, we are particularly dependent upon our management and longer-term employees who are familiar with our company and our needs and can train our new hires.

NO TRADING MARKET EXISTS FOR OUR SECURITIES.

     Prior to this distribution, you could not buy or sell our stock publicly. Our securities are not listed on any stock exchange or on the Nasdaq National Market System, and no market makers currently make a market in our securities. We do not expect that an active public market for our stock will develop after the distribution. In addition, all shares of our stock are subject to transfer restrictions. If one of our stockholders decides to sell his shares of our stock, he must first offer those shares to us to purchase before he can offer the shares to a third party. With the lack of an active public market for our stock and our rights of first refusal on the sale of our stock, your ability to sell our securities will be limited.

FAILURE OF ITC HOLDING'S DISTRIBUTION TO QUALIFY AS A TAX-FREE SPIN-OFF COULD RESULT IN MATERIAL ADVERSE TAX CONSEQUENCES.

     The ruling ITC Holding obtained from the Internal Revenue Service, that the distribution of our stock to ITC Holding stockholders would qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended, is subject to factual representations made by ITC Holding to the IRS about existing matters and future events. If such factual representations are or become incorrect in any material respect, the ruling could become invalid.

     If the distribution were not to qualify as a tax-free spin-off, each holder of ITC Holding stock who received shares of our stock in the spin-off would generally be treated as having received a taxable dividend, to the extent of current-year and accumulated earnings and profits, includible in income in an amount equal to the fair market value of our stock received at the time of the spin-off. In addition, ITC Holding would recognize a taxable gain equal to the difference between the fair market value of the shares of our stock and its adjusted basis in those shares at the time of the spin-off.

     Furthermore, ITC Holding may be required to recognize gain in connection with the spin-off as a result of future actions of ITC Holding or our company, or as a result of certain changes in ownership of ITC Holding's or our company's stock. Under Section 355(e) of the Internal Revenue Code, if the spin-off were considered to be part of a plan or series of related transactions in which a 50% or greater interest in our company or ITC Holding were acquired by one or more persons, the spin-off would be taxable to ITC Holding at the corporate level. Any cumulative 50% change of ownership within the four-year period beginning two years before the date of the spin-off, including any change in the ownership of shares distributed to ITC Holding stockholders in the spin-off, will be presumed under applicable tax regulations to be pursuant to such a plan. This presumption, if it applies, would need to be rebutted by a showing that the spin-off and the 50% ownership shift are not part of such a plan to retain tax-free treatment.

     There is a Tax Separation Agreement between ITC Holding and our company. Material adverse tax, consequences could result if the distribution fails to qualify under Section 355, including Section 355(e), of the Internal Revenue Code. Neither ITC Holding nor our company has any present intention of taking any action that would cause the distribution not to qualify as a transaction described in Section 355 of the Code.

ANTI-TAKEOVER PROVISIONS IN DELAWARE LAW AND OUR CHARTER DOCUMENTS COULD MAKE IT HARD FOR A THIRD PARTY TO ACQUIRE US.

     As a Delaware company we are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a third party or a significant stockholder from acquiring control of us. In addition, our charter and bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving our company. Any of these ant-takeover provisions could lower the market price of our stock. No active market for our stock exists.

FORWARD-LOOKING STATEMENTS SHOULD BE READ WITH CAUTION.

     This prospectus contains certain forward-looking statements regarding our operations and business. Statements in this document that are not historical facts are "forward-looking statements." Such forward-looking statements include those relating to:

     - future business developments;

     - projected or anticipated expansion or construction;

     - possible acquisitions and alliances;

     - projected revenues, working capital, liquidity, capital needs, interest costs and income; and

     - year 2000 readiness.

     The words "estimate," "project," "intend," "expect," "believe," "may," "could" and similar expressions are intended to identify forward-looking statements. Wherever they occur in this prospectus or in other statements attributable to us, forward-looking statements are necessarily estimates reflecting our best judgment. However, these statements still involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of today's date. We disclaim any intent or obligation to update forward-looking statements.

                                THE DISTRIBUTION

BACKGROUND AND REASONS FOR THE DISTRIBUTION

     We have determined that we will need substantial capital in the near term to fund our planned upgrades and expansion. Our ability to expand will depend on the amount of capital available. We have decided to obtain equity capital by making a private offering of our capital stock. Our board of directors considered two alternatives with regard to raising equity capital. The first alternative entailed making a private offering of our stock as a majority-owned indirect subsidiary of ITC Holding, who would remain our parent company. The second alternative required the distribution of our shares to the current stockholders of our parent company, ITC Holding, prior to making the private offering of our stock. Our board of directors, based in part on advice from Morgan Stanley & Co. Incorporated, our financial advisor, has determined that the distribution will enhance our ability to raise capital by providing easier access to capital in the private equity market and achieving a higher per-share value.

     In situations where a single party or a small number of related parties own a large majority of the stock of a company or otherwise control a company, minority investors are typically concerned about potential conflicts of interest with large stockholders and the potential negative impact on per-share trading price of large blocks of stock being offered for sale at a later date by large holders. These concerns can result in decreased demand and/or a lower price per-share that investors are willing to pay for stock of companies with large majority holders. If we had a private offering to raise capital after the subsidiary alternative, the large majority of our stock would be owned by a subsidiary of ITC Holding. If we have a private offering after the distribution, our stock will be more broadly distributed.

     The potential conflicts of interest between stockholder groups that can arise when a single party or small number of related parties own a large majority of the stock or otherwise control a company could be a significant issue if we tried to raise equity capital under the subsidiary alternative. One such conflict would be an offer from a third party to acquire us. While any such offer might represent a fair value, strategic considerations by the controlling party might lead it to refuse the offer, even though the offer might provide minority investors a higher return than they otherwise would be able to achieve. Given the potential for consolidation in the broadband market, this potential conflict of interest could have been a significant issue for us.

     Another likely concern among investors in a private placement is the potential for significant amounts of stock to be offered for sale in the future by holders of large amounts of stock, often referred to as over-hang. Large amounts of stock offered in the market on a secondary basis, especially by control stockholders perceived by the market to be extremely knowledgeable about a company and its prospects, can materially affect a company's valuation. Given the diffuse ownership profile resulting from the distribution and the correspondingly lower risk of a large number of investors acting in concert to sell a given amount of stock, the distribution alternative should significantly decrease investor concern regarding over-hang.

     The private placement we intend to pursue shortly after the distribution is contingent on our completing the distribution.

MANNER OF EFFECTING THE DISTRIBUTION

     ITC Holding will distribute to its stockholders and option holders all of its common stock, Series A preferred stock and stock options of our company. ITC Holding currently has 43,918,649 shares of our Series A preferred stock and options to purchase 6,315,789 shares of our common stock. Immediately after the distributions are completed, ITC Holding will not own any shares of our capital stock or options to purchase any of our stock.

     ITC Holding has declared a dividend payable to holders of record of ITC Holding's capital stock at the close of business on December 1, 1999. The dividend will include 1.0968 shares of our Series A preferred stock for every share of ITC Holding common stock and for every share of ITC Holding preferred stock. ITC Holding has decided to distribute an option to purchase 1.0968 shares of our common stock for each option to purchase one share of ITC Holding common stock outstanding. We expect the stock dividend to be paid and the option distribution to occur on or about December 30, 1999.

     ITC Holding will not issue any fractional interests in our capital stock or options as part of the distribution. Any holder who would be entitled to receive a fractional interest will receive a check for the cash value of such fractional interest.

     Holders of ITC capital stock and ITC Holding stock options should not send any stock certificates or option grant documents to us or to ITC Holding. ITC Holding stock certificates will continue to represent shares of ITC Holding's capital stock after the distribution in the same amount shown on the certificates.

     ITC Holding stock options will continue to represent options to purchase ITC Holding capital stock. We have been advised that ITC Holding will adjust the option exercise price of the outstanding ITC Holding stock options upon the distribution so that the aggregate exercise price of these options and of the options ITC Holding is distributing to purchase our stock will be the same for each ITC Holding option holder as the exercise price of the ITC Holding stock options held by each ITC Holding option holder before the distribution.

     Under the agreement through which a subsidiary of ITC Holding acquired options to purchase our stock, ITC Holding has the right to specify the terms of those options, including the exercise price. Any proceeds of option exercises received by us will be paid by us to ITC Holding under a residual note. In the event of a cashless exercise of any of these options, an amount equal to the exercise price will be paid by us in cash to ITC Holding.

     The ITC Holding stock options and the options to purchase our stock to be distributed by ITC Holding consist of two types of stock options -- incentive stock options and nonqualified stock options. Incentive stock options are options intended to qualify under Section 422 of the Internal Revenue Code as "incentive stock options." Nonqualified stock options are options that are not intended to qualify under Section 422 of the Internal Revenue Code.

     Internal Revenue Code Section 422(a)(2) provides that incentive stock options on our stock held by ITC Holding employees will cease to be incentive stock options three months after the distribution. Similarly, ITC Holding stock options which are held by our employees and which are incentive stock options will cease to be incentive stock options three months after the distribution.

                      TAX CONSEQUENCES OF THE DISTRIBUTION

STOCKHOLDERS

     On September 24, 1998, ITC Holding requested a ruling from the Internal Revenue Service regarding the federal income tax treatment of the proposed distribution of our stock to ITC Holding stockholders. On April 1, 1999, the IRS ruled that the distribution of our stock to ITC Holding stockholders as described to the IRS would qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended. This means that:

     - no gain or loss will be recognized by, and no amount will be included in the income of, the holders of ITC Holding stock upon their receipt of our stock;

     - the holding period applicable to our stock for federal income tax purposes in the hands of a distributee would include such stockholder's holding period for the ITC Holding stock;

     - the basis of our stock and ITC Holding stock in the hands of the ITC Holding stockholders after the distribution would be the same as the basis of the ITC Holding stock immediately before the distribution, allocated in proportion to the fair market value of each and decreased by the tax basis that is allocable by any fractional share interests in our stock for which ITC Holding stockholders receive cash; and

     - the receipt of cash in lieu of fractional share interests in our stock will be treated as received in exchange for the fractional share and gain or loss will be recognized to a recipient stockholder to the extent of the difference between the stockholder's basis in the fractional share and the amount received for the fractional share. If the fractional share interest is held as a capital asset by the recipient stockholder, the gain or loss will be capital gain or loss.

     The IRS ruling is premised on the accuracy of certain factual representations and assumptions. If the factual representations and assumptions made by ITC Holding were incorrect in any material respect, ITC Holding's ability to rely on the IRS ruling will be jeopardized. However, ITC Holding is not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

     If the distribution were not to constitute a tax-free spin-off, then ITC Holding would be treated as recognizing a taxable gain equal to the difference between the fair market value of the shares of our stock and its adjusted basis in these shares at the time of the spin-off. In addition, each holder of ITC Holding stock who received shares of our stock in the spin-off would generally be treated as having received a taxable dividend, to the extent of current-year and accumulated earnings and profits, includible in income in an amount equal to the fair market value of our stock received at the time of the spin-off.

     Under Code Section 355(e), if the spin-off were considered to be part of a plan or series of related transactions in which a 50% or greater interest in our company or ITC Holding were acquired by one or more persons, the spin-off would be taxable at the corporate level, though it would remain tax-free to the ITC Holding stockholders. Although neither ITC Holding nor our company believes the spin-off is part of a plan to effect a 50% ownership shift, any cumulative 50% change of ownership within the four-year period beginning two years before the date of the spin-off, including any change in the ownership of shares distributed to ITC Holding stockholders in the spin-off, will be presumed to be pursuant to such a plan. This presumption may be rebutted by a showing that the spin-off and the 50% ownership shift are not part of such a plan.

     There is a Tax Separation Agreement between ITC Holding and our company. Material adverse tax consequences could result if the distribution fails to qualify under Section 355, including Section 355(e), of the Internal Revenue Code. Neither ITC Holding nor our company has any present intention of taking any action that would cause the distribution not to qualify as a transaction described in Section 355 of the Code.

     IRS regulations provide that each ITC Holding stockholder who receives shares of our stock in the distribution must attach to his or her federal income tax return for 1999 a detailed statement with respect to the applicability of Code Section 355. ITC Holding will make available the required information to each stockholder of record of ITC Holding as of the record date for the distribution.

OPTIONHOLDERS

     The tax treatment of the optionholders was not the subject of the April 1, 1999 IRS ruling.

     We believe that the distribution of the options to purchase our stock and the adjustments to the ITC Holding options in connection with the distribution should not result in taxable income to the holders of ITC Holding incentive stock options or nonqualified stock options. There is, however, some risk that the IRS may find the distribution of the options to purchase our stock and the adjustment to the outstanding ITC Holding stock options a taxable event for the holders of certain nonqualified stock options. The tax consequences for holders of the incentive stock options and the nonqualified stock options, and the risks associated with the nonqualified stock options are discussed below.

     INCENTIVE STOCK OPTIONS. At the time of the grant of an incentive stock option, an employee does not recognize any taxable income because there is no transfer of property to the employee at the time of the grant. See Treas. Reg.
Section 1.83-3(a)(2). Although modifications to the terms of incentive stock options once the options are granted may cause the options to become disqualified or to be treated as a new grants of options, Internal Revenue Code Sections 424(a) and 424(h)(3), along with Treas. Reg. Section 1.425, provide that division of one option into two options in the context of a spin-off will not be viewed as a modification of the old option provided that (i) the aggregate spread in the new option does not exceed that in the old option, and
(ii) the new option does not otherwise have more favorable terms than the old option. A modification creating more favorable terms could come from amending an option to:

     - include more favorable payment terms (such as the right to tender company stock for the exercise price);

     - extend the period when the option may be exercised; or

     - provide an additional benefit upon exercise (such as payment of a cash bonus to the optionee).

The adjustment of the aggregate exercise prices in connection with the division of the ITC Holding incentive stock options into options to purchase our stock and options to purchase ITC Holding stock is intended to satisfy the requirements of Treas. Reg. Section 1.425. Therefore, we believe that the division of the incentive stock options will not be a taxable event for the holders of the incentive stock options. If the conditions of Treas. Reg. Section
1.425 are not satisfied, the division of the options will be treated as the grant of two new options, and the grants must be tested at the time of the division to determine whether they qualify as incentive stock options.

     NONQUALIFIED STOCK OPTIONS. Internal Revenue Code Section 83 and the regulations thereunder govern the transfer of property in connection with the performance of services. Code Section 83(e)(3) and Treas. Reg. Sections 1.83-7(a) and 1.83-8(a)(3) provide that the grant of a nonqualified stock option without a readily ascertainable fair market value by an employer to an employee does not result in the recognition of income or loss at the time of grant. Similarly, the grant of a nonqualified stock option does not give rise to any income tax consequences to the employer corporation. IRS regulations provide that the taxable event for both the optionee and the employer occurs upon the exercise of the option. At the time the option is exercised the optionee recognizes ordinary income equal to the excess of the fair market value of the stock at the time of the exercise over the exercise price and the employer is entitled to a compensation expense deduction for the corresponding amount. IRS regulations provide that in general an option has a readily ascertainable fair market value if four conditions are met:

     - the option is transferable by the optionee;

     - the option is exercisable immediately in full by the optionee;

     - the option or the property subject to the option is not subject to any restriction or condition which has a significant effect upon the fair market value on the option; and

     - the fair market value of the option privilege is readily ascertainable. As neither the ITC Holding stock options nor the options to purchase our stock are publicly traded or transferable, these options do not have a readily ascertainable fair market value.

     Unlike incentive stock options, no specific section of the Internal Revenue Code provides rules governing the division of one nonqualified stock option into two nonqualified stock options or the adjustment of outstanding nonqualified stock options in the context of a spin-off transaction. If the rules governing incentive stock options are applied by analogy to the division of the nonqualified ITC Holding options, the division should not be treated as a taxable event because the division is a proportional adjustment preserving the option spread and not granting additional benefits to the optionees. If the incentive stock options rules cannot be applied by analogy, and there is some IRS authority that the incentive stock option rules are not applicable to adjustments to nonqualified stock options, the distribution of the option to purchase our stock and the corresponding adjustment to the ITC Holding nonqualified stock options may be treated as a new grants of options. If the distribution and adjustments are treated as creating new grants of nonqualified stock options, we believe that the new grants would not create a taxable event for the option holders as the options would not have a readily ascertainable fair market value at the time of grant.

     Although we believe that it is appropriate to treat the division of the outstanding options pursuant to the spin-off as a non-taxable event, there is some risk that the IRS may find the division of the options to be a taxable event for the optionees because many of the options following the distribution will be both fully vested and have an option exercise price that is much less than the fair market of the stock underlying the option. Based on these two facts, the IRS may take the position that the nonqualified options are not in fact options at the time of the distribution, but rather are new, outright grants of stock. In that event, the distribution of the options on our stock and the adjustment of the outstanding ITC Holding options would result in immediate taxation under Internal Revenue Code Section 83 for each optionee. There is very little authority concerning the tax treatment arising out of adjustments to non-qualified stock options in connection with spin-off transactions.

     The summary of Federal Income Tax consequences set forth above does not purport to cover all federal income tax consequences that may apply to all categories of stockholders. All stockholders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences of the distribution to such stockholders.

                            NO MARKET FOR OUR STOCK

     There is no established public trading market for our capital stock, and accordingly, no high and low bid information or quotations are available with respect to our common stock.

     Following this distribution, the 600-to-1 stock split of our Series A preferred stock and the 4-to-1 stock split of our common stock, we expect to have 62,401 shares of common stock outstanding held of record by two stockholders and 48,739,711 Series A preferred stock outstanding held of record by 346 stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends on our capital stock in the foreseeable future. Our current policy is to retain earnings to finance the expansion of our operations. Future declaration and payment of dividends, if any, will be determined based on the then-current conditions, including our earnings, operations, capital requirements, financial condition, and other factors the board of directors deems relevant. In addition, our ability to pay dividends is limited by the terms of the indenture governing our outstanding notes and by the terms of our credit facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization at June 30, 1999, and as adjusted to give effect to the distribution set forth in this prospectus. To better understand this table, you should review "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the accompanying notes, included in this prospectus.

                                                                     AT JUNE 30, 1999
                                                              ------------------------------
                                                                               AS ADJUSTED
                                                                                FOR THIS
                                                                 ACTUAL      DISTRIBUTION(1)
                                                              ------------   ---------------
Advances from affiliates....................................  $  1,900,181    $  1,900,181
Short-term debt.............................................            --      30,000,000
Long-term debt, including current maturities:
  Senior Discount Notes.....................................   262,702,729     262,702,729
  Capital lease obligations.................................       131,750         131,750
                                                              ------------    ------------
          Total long-term debt, including current
             maturities.....................................  $264,734,660    $294,734,660
                                                              ------------    ------------
Warrants....................................................  $  2,486,960    $  2,486,960
                                                              ------------    ------------
Stockholders' equity:
  Series A preferred stock, $.01 par value, 75,000,000
     authorized; 0 and 48,739,711 shares issued and
     outstanding at June 30, 1999 and as adjusted December
     31, 1999, respectively(2)..............................  $         --    $    487,397
  Series B preferred stock, $.01 par value, 50,000,000
     authorized; 0 and 21,052,632 shares issued and
     outstanding at June 30, 1999 and as adjusted December
     31, 1999, respectively.................................            --         210,526
  Common Stock, $.01 par value, 200,000,000 shares
     authorized; 60,000 and 62,401 shares issued and
     outstanding at June 30, 1999 and as adjusted December
     31, 1999, respectively.................................           600             624
  Additional paid-in-capital................................    70,259,279     169,561,332
  Accumulated deficit.......................................   (49,018,606)    (49,018,606)
  Unrealized losses.........................................       (26,468)        (26,468)
                                                              ------------    ------------
          Total stockholders' equity........................  $ 21,214,805    $121,214,805
                                                              ============    ============
          Total capitalization..............................  $288,436,425    $418,436,425
                                                              ============    ============

---------------

(1) Reflects $100 million from private placement transaction and $30 million loan from ITC Holding.

(2) Reflects the exercise of the SCANA warrants into 451,800 shares of Series A preferred stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data. The selected financial data as of and for the years ended December 31, 1996, 1997 and 1998 have been derived from our audited financial statements. The selected financial data as of and for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of such information. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that we may expect for the entire year. The selected financial data set forth below should be read in conjunction with our section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and related notes, and other financial data included elsewhere in this prospectus. See Note 1 to our financial statements regarding the Reorganization.

                                                                                                                         SIX
                                              YEAR           YEAR           YEAR           YEAR           YEAR          MONTHS
                                             ENDED          ENDED          ENDED          ENDED          ENDED          ENDED
                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     JUNE 30,
                                              1994           1995           1996           1997         1998(A)          1998
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                          (UNAUDITED)    (UNAUDITED)                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating revenues......................  $17,679,873    $18,929,279    $17,527,208    $17,633,313    $ 45,132,522   $ 18,598,331
Operating expenses:
 Cost of services.......................    5,253,503      5,593,083      2,991,412      3,121,108      12,739,540      3,691,377
 Selling, operations and
   administrative.......................    7,664,748      8,740,090      8,331,795      9,498,461      37,323,345     16,000,313
 Depreciation and amortization..........    1,965,874      3,185,901      3,022,056      2,781,800      17,914,537      5,564,836
                                          -----------    -----------    -----------    -----------    ------------   ------------
Total operating expenses................   14,884,125     17,519,074     14,345,263     15,401,369      67,977,422     25,256,526
                                          -----------    -----------    -----------    -----------    ------------   ------------
Operating income (loss).................    2,795,748      1,410,205      3,181,945      2,231,944     (22,844,900)    (6,658,195)
                                          -----------    -----------    -----------    -----------    ------------   ------------
Other income and expense................      603,847       (362,331)      (379,889)    (2,048,506)    (18,645,199)    (7,354,969)
                                          -----------    -----------    -----------    -----------    ------------   ------------
Income (loss) before minority interest,
 income tax (provision) benefit and
 cumulative effect of a change in
 accounting principle...................    3,399,595      1,047,874      2,802,056        183,438     (41,490,099)   (14,013,164)
Minority interest.......................           --        667,038             --             --      13,294,079      9,199,846
Income tax (provision) benefit..........   (1,208,939)      (573,327)    (1,371,865)    (1,010,779)      5,631,618       (530,270)
Cumulative effect of a change in
 accounting principle...................           --             --             --             --        (582,541)      (479,654)
Net income (loss).......................  $ 2,190,656    $ 1,141,585    $ 1,430,191    $  (827,341)   $(23,146,943)  $ (5,823,242)
Subsidiary preferred stock dividends....            0              0              0     (4,193,276)     (1,424,222)             0
                                          -----------    -----------    -----------    -----------    ------------   ------------
Net income (loss) attributable to common
 stockholders...........................  $ 2,190,656    $ 1,141,585    $ 1,430,191    $(5,020,617)   $(24,571,165)  $ (5,823,242)
                                          ===========    ===========    ===========    ===========    ============   ============
PER SHARE DATA:
Basic and diluted net income (loss)
 attributable to common stockholders per
 share:.................................        36.51          19.03          23.84         (83.68)        (409.52)        (97.05)
Basic and diluted weighted average
 common share equivalents
 outstanding:...........................       60,000         60,000         60,000         60,000          60,000         60,000
OTHER FINANCIAL DATA:
Capital expenditures....................    3,686,035        837,346        995,320      1,727,079     120,227,057     48,825,972
Cash provided by (used in) operating
 activities.............................    5,230,950      1,067,775      4,770,730      3,680,116      23,035,488      7,328,169
EBITDA(b)...............................    5,515,186      5,565,993      5,640,550      2,509,854       8,564,129      8,190,914
Ratio of earnings to fixed charges(c)...        23.71           2.89         283.10          15.76            0.01           0.55

                                              SIX
                                             MONTHS
                                             ENDED
                                            JUNE 30,
                                              1999
                                          ------------
                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating revenues......................  $ 31,208,818
Operating expenses:
 Cost of services.......................     9,796,850
 Selling, operations and
   administrative.......................    25,514,407
 Depreciation and amortization..........    19,604,361
                                          ------------
Total operating expenses................    55,055,618
                                          ------------
Operating income (loss).................   (23,796,800)
                                          ------------
Other income and expense................   (15,023,402)
                                          ------------
Income (loss) before minority interest,
 income tax (provision) benefit and
 cumulative effect of a change in
 accounting principle...................   (38,820,202)
Minority interest.......................     4,642,791
Income tax (provision) benefit..........     6,548,791
Cumulative effect of a change in
 accounting principle...................            --
Net income (loss).......................  $(27,628,620)
Subsidiary preferred stock dividends....             0
                                          ------------
Net income (loss) attributable to common
 stockholders...........................  $(27,628,620)
                                          ============
PER SHARE DATA:
Basic and diluted net income (loss)
 attributable to common stockholders per
 share:.................................       (460.48)
Basic and diluted weighted average
 common share equivalents
 outstanding:...........................        60,000
OTHER FINANCIAL DATA:
Capital expenditures....................    47,870,456
Cash provided by (used in) operating
 activities.............................    (5,289,536)
EBITDA(b)...............................       469,044
Ratio of earnings to fixed charges(c)...            --

                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                              1995           1996           1997           1998          1999
                                                          ------------   ------------   ------------   ------------   -----------
                                                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........................................      832,057     (1,442,508)    (1,142,308)    51,991,522      8,786,266
Property and equipment, net.............................   20,406,060     11,374,950     11,260,846    211,885,668    248,466,949
Total assets............................................   38,544,328     18,481,623     30,294,364    388,367,064    368,575,037
Long-term debt, including accrued interest..............   11,075,698             --             --    276,165,900    293,578,228
Total liabilities.......................................   22,034,469      2,833,902      6,754,189    314,384,110    326,892,350
Minority interest.......................................    2,981,968             --             --     22,623,713     17,989,922
Retained earnings (accumulated deficit).................    8,168,034      9,598,225      3,181,179    (21,389,986)   (49,018,606)
Total stockholders' equity..............................   13,527,891     15,647,721     23,540,175     48,872,281     21,214,805

---------------

(a) See note 9 to the financial statements, Cable Alabama acquisition, for further information regarding presentation.

(b) EBITDA represents earnings before preferred stock dividends, interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used in the industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles. It should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.
(c) Earnings consist of income before preferred stock dividends, income taxes, plus fixed charges. Fixed charges consist of interest charges and the portion of rent expense under operating leases representing interest, which is estimated to be 1/3 of such expense. Earnings were insufficient to cover fixed charges for the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999 by $28,778,561, $6,353,484 and $34,177,411,
    respectively. On a pro forma basis, after giving effect to the bridge loan and the equity private placement, our earnings would have been insufficient to cover our fixed charges for the year ended December 31, 1998 and the six months ended June 30, 1999 by 36,468,661 and 33,361,061, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with our "Selected Consolidated Financial Data" section and our financial statements and related notes elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements.

     This prospectus assumes the completion of a number of events that we expect to take place in November 1999. All numbers in this prospectus have been adjusted to reflect a 600-to-1 stock split of our Series A preferred stock and a 4-to-1 stock split of our common stock which will occur in November 1999.

     Our historical financial statements include the assets, liabilities and results of operations of our subsidiaries which have been majority-owned by ITC Holding during each year. Accordingly, our financial statements include the assets, liabilities and results of operations of all of our subsidiaries for the years 1995, 1998 and the first six months of 1998 and 1999, but do not include the assets, liabilities and results of operations of KNOLOGY Holdings for 1996 and 1997, when it was not majority-owned by ITC Holding.

OVERVIEW

     We are a newly formed holding company that owns 100% of KNOLOGY Holdings, Inc., Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc. We acquired these interests in November 1999 from ITC Holding Company, Inc., and other stockholders of KNOLOGY Holdings. Our structure is as follows:

     - Interstate Telephone, Valley Telephone and Globe Telecommunications are our direct subsidiaries.

     - KNOLOGY Holdings is a direct subsidiary of Valley Telephone.

     - ITC Globe is a direct subsidiary of Globe Telecommunications.

     In November 1999, a subsidiary of ITC Holding, our parent company, contributed to us stock representing approximately 85% of the outstanding equity of KNOLOGY Holdings, Inc.; stock representing 100% of Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc.; a note of KNOLOGY Holdings in the principal amount of $13 million; 272,832 shares of preferred stock of ClearSource, Inc.; and cash in the amount of approximately $5.6 million to be used for required subscription payments to ClearSource.

     Concurrent with this contribution, we completed the exchange of other KNOLOGY Holdings common stock and preferred stock for our common stock and Series A preferred stock. We now hold 100% of the outstanding stock of KNOLOGY Holdings.

     In November 1999, after the contribution and exchange discussed above, we entered into a note agreement and a promissory note with a subsidiary of ITC Holding. This subsidiary has agreed to lend us up to $30 million until March 31, 2000. The ITC Holding subsidiary may elect, in lieu of repayment, to convert the amount outstanding under the note into options to purchase up to 6,315,789 shares of our Series A preferred stock based on the current fair value.

     ITC Holding is distributing to its stockholders of record 1.0968 shares of our Series A preferred stock for every share of ITC Holding common stock. Our board of directors, based in part on advice from Morgan Stanley & Co. Incorporated, our financial advisor, has determined that we would have easier access to capital in the private equity market and would achieve a higher per share value by distributing these shares.

HISTORY

     Interstate Telephone began as West Point Telephone and Electric Company, founded in 1896 by J. Smith Lanier. Interstate Telephone has been a provider of local telephone service in western Georgia and a small part of eastern Alabama since 1896. In 1961, the Lanier Company bought Valley Telephone from West Point Manufacturing Co. Globe Telecommunications was formed in 1983 to be a deregulated provider of services for Valley Telephone. Globe Telecommunications has been providing deregulated services to Interstate Telephone since 1996. ITC Holding was formed in 1989 as a holding company for the combined Interstate Telephone, Valley Telephone and Globe Telecommunications companies. ITC Holding Company formed ITC Globe in 1997 to be a provider of local broadband services in the West Point, Georgia and Alabama/Georgia border area.

     ITC Holding formed KNOLOGY Holdings in 1995, but its percentage ownership fell below 50% during 1996. ITC Holding acquired additional stock in KNOLOGY Holdings in 1998, becoming the holder of approximately 85% of KNOLOGY Holdings.

     Our subsidiary KNOLOGY Holdings, Inc. has been providing cable television service since 1995, telephone and high-speed Internet access services since 1997 and broadband carrier services since 1998. KNOLOGY Holdings owns, operates and manages interactive broadband networks in the five metropolitan areas of Montgomery, Alabama; Columbus and Augusta, Georgia; Panama City, Florida and Charleston, South Carolina; and it plans to expand to additional mid-sized cities in the southeastern United States. In addition, KNOLOGY Holdings provides analog and digital cable television services in Huntsville, Alabama. The Huntsville facilities are being upgraded to provide local and long distance telephone and high-speed Internet access services.

     KNOLOGY Holdings began providing cable television service by acquiring cable television systems in Montgomery, Alabama and Columbus, Georgia in 1995 and using those systems as a base for constructing new interactive broadband networks. Since acquiring the Montgomery and Columbus systems, we have significantly expanded these networks and upgraded the acquired networks to offer additional broadband communications services.

     In December 1997, KNOLOGY Holdings acquired a cable television system in Panama City Beach, Florida. We are currently upgrading this cable system and extending the network into the Panama City metro area. We expect to complete this upgrade in 2000.

     In early 1998, KNOLOGY Holdings began expanding into Augusta, Georgia and Charleston, South Carolina by obtaining new franchise agreements with the local governments and by constructing new interactive broadband networks. We expect to complete construction of these networks by 2003.

     In June 1998, KNOLOGY Holdings acquired TTE Inc., a non-facilities based reseller of local, long distance and operator services to small and medium-sized business customers throughout South Carolina.

     In October 1998, KNOLOGY Holdings acquired the Cable Alabama cable television system serving the Huntsville, Alabama area. The existing Cable Alabama plant is being upgraded to an interactive broadband network which will be completed by 2001.

     Interstate Telephone and Valley Telephone provide local exchange services throughout the Georgia/Alabama border area known as the Valley, which includes the towns of West Point, Georgia, Lanett, Alabama and Valley, Alabama and unincorporated portions of counties in both states. Globe Telecommunications provides long distance services, leases customer premise equipment and sells and maintains key systems and private branch exchange switches. ITC Globe has been providing competitive local exchange carrier services to residential and business customers located in the Newnan, Georgia area since April 1998 and likely will begin providing these services to Fariburn and Union City, Georgia in the fourth quarter of 1999. ITC Globe (d/b/a "KNOLOGY Connecting The Valley") also provides analog cable television, digital cable television and high-speed Internet access to customers within the local exchange territory of Interstate Telephone and Valley Telephone.

REVENUES AND EXPENSES

     We can group our revenues into four categories: cable television revenues, telephone revenues, Internet revenues and other revenues.

     - Cable television revenues. Our cable television revenues consist of fixed monthly fees for basic, digital and premium cable television services, as well as fees from pay-per-view movies and events, such as boxing matches and concerts, that involve a charge for each viewing.

     - Telephone revenues. Our telephone revenues consist primarily of fixed monthly fees for local service, enhanced services such as call waiting and voice mail, and usage fees for long distance service.

     - Internet revenues. Our Internet revenues consist primarily of fixed monthly fees for Internet access service and rental of cable modems.

     - Other revenues. Our other revenues result principally from broadband carrier services and video production services.

     Our operating expenses include cost of services expenses, selling, operations and administrative expenses and depreciation and amortization expenses.

     Cost of services expenses include:

     - Cable television cost of services. Cable television cost of services consist primarily of monthly fees to the National Cable Television Cooperative and other programming providers, and are generally based on the average number of subscribers to each program.

     - Telephone and Internet access services. Cost of services related to our telephone and Internet access services include costs of Internet transport and telephone switching, and interconnect and transport charges payable to local and long distance carriers.

     Selling, operations and administrative expenses include:

     - Sales and marketing costs. Sales and marketing costs include the cost of sales and marketing personnel and advertising and promotional expenses.

     - Network operations and maintenance expenses. Network operations and maintenance expenses include payroll and departmental costs incurred for network design and maintenance monitoring.

     - Customer service expenses. Customer service expenses include payroll and departmental costs incurred for customer service representatives and management.

     - General and administrative expenses. General and administrative expenses consist of corporate and subsidiary general management and administrative costs.

     Depreciation and amortization expenses include:

     - Depreciation and amortization expenses. Depreciation and amortization expenses include depreciation of our interactive broadband networks and equipment, and amortization of cost in excess of net assets and other intangible assets related to acquisitions.

RESULTS OF OPERATIONS

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Revenues. Operating revenues increased 67.7% from $18.6 million for the six months ended June 30, 1998 to $31.2 million for the six months ended June 30, 1999. Our increased revenues are primarily due to a higher number of revenue generating units during the three months ended June 30, 1999 compared to the same period in 1998. The additional revenue generating units resulted primarily from:

     - the extension of our broadband networks in the Montgomery, Columbus and Panama City markets;

     - the continued growth of broadband services in the Augusta and Charleston markets; and

     - the acquisition of the TTE and Cable Alabama systems in June 1998 and October 1998, respectively.

     Expenses. Our operating expenses, excluding depreciation and amortization, increased 80.1%, from $19.6 million for the six months ended June 30, 1998 to $35.3 million for the six months ended June 30, 1999. The cost of services component of operating expenses increased 164.9%, from $3.7 million for the 1998 period to $9.8 for the 1999 period. Our selling, operations, and administration expenses increased 60.4%, from $15.9 million for the 1998 period to $25.5 million for the 1999 period. The increase in our cost of services and other operating expenses is consistent with the growth in revenues and is a result of the expansion of our operations and the increase in the number of employees associated with such expansion and growth into new markets.

     Our depreciation and amortization expenses increased from $5.6 million for the six months ended June 30, 1998 to $19.7 million for the six months ended June 30, 1999. The increase in depreciation and amortization is due to significant additions in property, plant, equipment and intangible assets resulting from the expansion of our networks; the acquisition of the TTE and Cable Alabama systems; and the purchase of buildings, computers and office equipment at the corporate and subsidiary locations.

     Our interest expense increased from $14.1 million for the six months ended June 30, 1998 to $16.1 million for the six months ended June 30, 1999. The increase in interest expense reflects the accrual of the interest attributable to the Senior Discount Notes issued in October 1997.

     Our interest income was $6.1 million for the six months ended June 30, 1998, compared to $1.1 million for the same period in 1999. The interest income reflects the interest earned from the investment of certain proceeds received from the issuance of the Senior Discount Notes in October 1997. The decrease in interest income is due to the draw down of marketable securities to fund planned expansion and acquisitions.

     Income Tax (Provision) Benefit. We recorded an income tax provision of $530,000 for the six months ended June 30, 1998 compared to an income tax benefit of $6.5 million for the six months ended June 30, 1999. The income tax benefit in 1999 resulted from our utilizing net tax losses under a tax sharing agreement with ITC Holding. The tax sharing agreement was effective August 1998 upon the acquisition by ITC Holding of its majority-owned interest of KNOLOGY Holdings, Inc. After the reorganization is complete, we will not be able to utilize the net operating losses generated to create an income tax benefit.

     Net Loss. We incurred a net loss of $5.8 million for the six months ended June 30, 1998 compared to a net loss of $27.6 million for the six months ended June 30, 1999. The increase in net loss is a result of the expansion of our operations and the increase in the number of employees associated with such expansion and growth into new markets. We expect net losses to continue to increase as we proceed with the expansion of our business.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     As explained above, our results for the year ended December 31, 1998 include the results of all of our current subsidiaries. However, our 1997 results do not include the results of KNOLOGY Holdings, Inc., which was not majority-owned by ITC Holding during 1997 and therefore, was accounted for as an equity method investment in 1997.

     Revenues. Our operating revenues increased $27.5 million, or 156.3%, from $17.6 million for the year ended December 31, 1997 to $45.1 million for the year ended December 31, 1998. Excluding operating revenues of $25.8 million of KNOLOGY Holdings in 1998, our operating revenues increased $1.7 million, or 9.7%, due primarily to the addition of a competitive local exchange carrier and broadband services operations in the Valley.

     Expenses. Our operating expenses, excluding depreciation and amortization, increased $37.5 million, or 297.6%, from $12.6 million for the year ended December 31, 1997 to 50.1 million for the year ended December 31, 1998. Excluding operating expenses of $37.3 million of KNOLOGY Holdings in 1998, our operating expenses increased $195,000, or 1.5%.

     Our depreciation and amortization expenses increased from $2.8 million for the year ended December 31, 1997 to $17.9 million for the year ended December 31, 1998, an increase which primarily reflects the inclusion of $12.4 million of KNOLOGY Holdings depreciation and amortization for the 1998 period which was consolidated in our 1998 results.

     Our interest expense and interest income increased $9.6 million and $29.0 million, respectively, from 1997 to 1998, primarily due to the inclusion of KNOLOGY Holdings' results in the 1998 period. The interest expense and interest income reported in the 1998 period reflects the accrual of the interest attributable to the Senior Discount Notes issued in October 1997 and the interest income from the investment of the proceeds of the notes into marketable securities.

     Equity and losses of subsidiaries decreased $2.4 million from the year ended December 31, 1997 compared to the same period in 1998. The decrease represents the acquisition of the majority of KNOLOGY Holdings, Inc. stock in 1998 which acquisition required us to consolidate the operations of KNOLOGY Holdings, Inc. in 1998.

     Other income (expense) changed from $(59,000) for the year ended December 31, 1997 to $783,000 for the year ended December 31, 1998 and is primarily due to the 1997 period reflecting a gain on the sale of an investment.

     Minority Interests. Our minority interests increased from $0 in 1997 to $13.3 million in 1998. Minority interests in 1998 reflects the minority stockholders share of the losses and the pre-acquisition losses in connection with the acquisition of KNOLOGY Holdings, Inc. in 1998. In accordance with Accounting Principles Board Opinion No. 16, the reorganization of KNOLOGY Holdings was recorded at ITC Holding's historical cost for the 85% controlling interest obtained. The remainder was treated as an acquisition of minority interest at fair value.

     Income Tax (Provision) Benefit. We recorded an income tax benefit of $5.6 million for the year ended December 31, 1998 compared to a provision of $1.0 million for the year ended December 31, 1997. The income tax benefit in 1998 results from our utilizing net tax losses under a tax sharing agreement with ITC Holding. The provision in 1997 reflects tax expense of all of our subsidiaries. The change in the amount of $6.6 million results from the consolidation of KNOLOGY Holdings due to the acquisition of the majority interest by ITC Holding in 1998. After the reorganization is complete, we will not be able to utilize the net operating losses generated to create an income tax benefit.

     Preferred Dividends. Preferred dividends in the amount of $4.2 million in 1997 and $1.4 million in 1998 represent profits of the Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc. contributed to ITC Holding Company. The decrease in 1998 as compared to 1997 relates to the increased capital deployed to launch operations of Globe Telecommunications, Inc., and ITC Globe, Inc. in 1998.

     Net Loss Attributable to Common Shareholder. We incurred a net loss of $5.0 million for the year ended December 31, 1997 compared to a net loss of $24.6 million for the year ended December 31, 1998. The increase in net loss was due primarily to the development of new properties.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     As explained above, our results for the years ended December 31, 1997 and 1996 do not include the results of KNOLOGY Holdings, Inc., which was not majority-owned by ITC Holding during the 1997 and 1996 periods.

     Revenues. Our operating revenues increased $106,000, or 0.6%, from the year ended June 30, 1996 compared to the same period in 1997.

     Expenses. Our operating expenses, excluding depreciation and amortization, increased 11.5%, from $11.3 million for the year ended December 31, 1996 to $12.6 million for the year ended December 31, 1997. The cost of services component of operating expenses increased $130,000, or 3.3%, from $3.0 million for the year ended December 31, 1996 to $3.1 million for the same period in 1997. Our selling, operations, and administration expenses increased 14.5%, from $8.3 million for 1996 to $9.5 million for 1997. The increase in selling, operations and administration expense was primarily due to a credit (reduction of expense) of approximately $700,000 recorded in 1996 related to a settled dispute with carriers.

     Our depreciation and amortization expenses decreased $240,000, or 8.0%, from 1996 to 1997.

     Our other expenses increased from $380,000 for the year ended December 31, 1996 to $2.0 million for the year ended December 31, 1997. The increase was primarily due to the reporting of our share of KNOLOGY Holding's loss based on our minority-owned interest for the 1996 and 1997 periods.

     Preferred Dividends. Preferred dividends in the amount of $0 in 1996 and $4.2 million in 1997 represent certain profits of the Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunication, Inc. and ITC Globe, Inc. contributed to ITC Holding Company. In 1996 the Company invested profits into its businesses.

     Net Loss. We incurred net income of $1.4 million for the year ended December 31, 1996 compared to a net loss of $827,000 for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1999, we had net working capital of $8.8 million, compared to $52.0 million and ($1.1) million at December 31, 1998 and 1997, respectively.

     We have required equity infusions and debt proceeds to finance a significant portion of our operating, investing and financing activities in the development of our business. Net cash provided by operations totaled $4.8 million, $3.7 million and $23.0 million for 1996, 1997 and 1998, respectively, and net cash used by operations totaled $5.3 million for the six months ended June 30, 1999. The net cash flow activity related to operations consists primarily of changes in operating assets and liabilities and adjustments to net income for non-cash transactions including:

     - depreciation and amortization;

     - loss on disposition of assets;

     - cumulative effect of an accounting change;

     - deferred income taxes;

     - deferred investment tax credit;

     - equity in net loss of subsidiary; and

     - minority interest in subsidiaries' net loss.

     Net cash used for investing activities was $0.2 million, $22.2 million and $40.7 million for the years ended December 31, 1996, 1997 and 1998, respectively, and net cash provided by investing activities totaled $1.5 million for the six months ended June 30, 1999. The net cash flow from investing activities in 1996 represented $1.0 million of capital expenditures funded in part by $0.8 million in proceeds from sales of investments. Our investing activities in 1997 consisted primarily of $1.7 million of capital expenditures, $14.3 million for the purchase of the Panama City cable system, $4.2 million of dividends paid to an affiliate and a $2.1 million increase in construction related payables. In 1998, our investing activities consisted primarily of $120.2 million of capital expenditures, $67.7 million for the acquisition of the Huntsville, Alabama cable system, $12.3 million for the purchase of equity interests in KNOLOGY Holdings, Inc., $1.4 million of dividends paid to an affiliate and $0.8 million for an investment in ClearSource, Inc. These investing activities are offset by $162.2 million in proceeds from the sale of short-term investments. Our investing activities for the six months ended June 30, 1999 consisted of $47.9 million of capital expenditures principally funded by $49.3 million in proceeds from the sale of short-term investments.

     Net cash flow from financing activities was cash used of $4.5 million, cash provided of $18.7 million, cash provided of $16.1 million and cash used of $0.2 million for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1999, respectively. Net cash used in financing activities in 1996 included $0.9 million payments on debt and short term borrowings and $4.4 million of advances to affiliates offset by $0.9 million of additional infusion of equity. Cash flow from investing activity in 1997 consisted of $14.3 million of additional infusion of equity and $4.4 million of reimbursement of advances previously made to an affiliate. Investing activities in the 1998 period primarily consisted of $15.6 million of additional infusion of equity and $2.0 million repayment from an affiliate, offset by $1.5 million in expenditures related to the issuance of debt. These numbers do not include $242.4 million raised by KNOLOGY Holdings in 1997 as KNOLOGY Holdings was not majority-owned by ITC Holding during 1997.

FUNDING TO DATE

     On October 22, 1997, KNOLOGY Holdings received net proceeds of approximately $242.4 million from the offering of Senior Discount Notes. These notes were sold at a substantial discount from their principal amount at maturity and there will not be any payment of interest on the notes prior to April 15, 2003. The notes will fully accrete to face value of $444.1 million on October 15, 2002. From and after October 15, 2002, the notes will bear interest, which will be payable in cash, at a rate of 11 7/8% per annum on April 15 and October 15 of each year, commencing April 15, 2003. The Indenture contains covenants that affect, and in certain cases significantly limit or prohibit, the ability of KNOLOGY Holdings to:

     - incur indebtedness;

     - pay dividends;

     - prepay subordinated indebtedness;

     - redeem capital stock;

     - make investments;

     - engage in transactions with stockholders and affiliates;

     - create liens;

     - sell assets; and

     - engage in mergers and consolidations.

If KNOLOGY Holdings fails to comply with these covenants, KNOLOGY Holdings' obligation to repay the notes may be accelerated. However, these limitations are subject to a number of important qualifications and exceptions. In particular, while the Indenture restricts KNOLOGY Holdings' ability to incur additional indebtedness by requiring compliance with specified leverage ratios, it permits KNOLOGY Holdings and its subsidiaries to incur an unlimited amount of indebtedness to finance the acquisition of equipment, inventory and network assets and to secure such indebtedness, and to incur up to $50 million of additional secured indebtedness. Upon a change of control of KNOLOGY Holdings, as

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defined in the Indenture, KNOLOGY Holdings would be required to make an offer to purchase the notes at a purchase price equal to 101% of their accreted value, plus accrued interest.

     In connection with the Senior Discount Notes offering, KNOLOGY Holdings completed an equity private placement, in which KNOLOGY Holdings issued approximately 21,400 additional shares of Preferred Stock at $1,500 per share for aggregate proceeds of approximately $32.2 million.

     On December 22, 1998, KNOLOGY Holdings entered into a $50 million four-year senior secured credit facility with First Union National Bank and First Union Capital Markets Corp. The credit facility allows KNOLOGY Holdings to borrow up to five times certain individual subsidiary's annualized consolidated adjusted cash flow, as defined in the Credit Facility agreement. The credit facility may be used for working capital and other purposes, including capital expenditures and permitted acquisitions. At KNOLOGY Holdings' option, interest will accrue based on either the Alternate Base Rate plus applicable margin or the LIBOR rate plus applicable margin. The applicable margin may vary from .50% to 2.50% based on the leverage ratio of KNOLOGY Holdings. The credit facility contains a number of covenants including, among others, covenants limiting the ability of KNOLOGY Holdings and its subsidiaries to:

     - incur debt;

     - create liens;

     - pay dividends;

     - make distributions or stock repurchases;

     - make certain investments;

     - engage in transactions with affiliates;

     - sell assets; and

     - engage in mergers and acquisitions.

The credit facility also includes covenants requiring compliance with certain operating and financial ratios on a consolidated basis, including the number of revenue generating units and average revenue per subscriber. KNOLOGY Holdings is currently in compliance with these covenants, however, there are no assurances that KNOLOGY Holdings will remain in compliance through the end of the year. Should KNOLOGY Holdings not be in compliance with the covenants, KNOLOGY Holdings will be in default and will require a waiver from the lender. In the event the lender would not provide a waiver, amounts outstanding against the facility could be payable to the lender on demand. The maximum amount currently available under the credit facility at September 30, 1999 was approximately $25 million, assuming compliance with all of the operating and financial covenants. As of September 30, 1999, $19 million of the $25 million currently available had been drawn against the credit facility.

FUTURE FUNDING

     Our business requires substantial investment to finance capital expenditures and related expenses, to expand and/or upgrade the interactive broadband networks, to fund subscriber equipment, to fund operating losses and to maintain the quality of its networks. We currently expect to spend approximately $94 million for capital expenditures during 1999, of which $48 million had been expended in the first six months of 1999, including for the planned expansion and/or upgrade of the Montgomery, Columbus, Panama City, Augusta, Charleston and Huntsville networks. Failure to have access to additional funds during 1999 could require us to delay some of our construction plans and possibly require us to constrain certain operations.

     We presently estimate the cost to complete construction of the networks in the existing markets to be approximately $177 million and the cost of constructing networks and funding initial subscriber equipment in additional new cities at approximately $50 to $75 million per city. The actual costs may vary significantly from this range and will depend in part on the number of miles of network to be constructed,

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

the geographic and demographic characteristics of the city, other factors affecting construction costs, costs associated with the cable franchise in each city, the number of subscribers, the mix of services purchased, the cost of subscriber equipment we paid for or financed and other factors. We will need additional financing to expand into additional cities for new business activities or in the event we decide to make additional acquisitions.

     We expect to enter into purchase agreements for programming services and construction related services to expand our service offerings and to expand and upgrade our current systems, which will commit us to make some of these planned expenditures. We believe that present cash reserves, cash flow from operations, amounts available under the KNOLOGY Holdings credit facilities, and proceeds from a promissory note agreement will provide us with sufficient funds to expand our current networks as planned through 1999. The promissory note provides $13 million of funding from Intercall, Inc., an ITC Holding subsidiary, which closed in October 1999. In November 1999, after the contribution and exchange, we entered into a note agreement with a different subsidiary of ITC Holding. This subsidiary agreed to lend us up to $30 million until March 31, 2000. The ITC Holding subsidiary may elect, in lieu of repayment, to convert the amount outstanding under the note into options to purchase up to 6,315,789 shares of our common stock.

     Shortly following the distribution we intend to make a private offering of shares of our Series B stock. This offering is expected to be made to a small group of institutional investors for approximately $100 million. The proceeds are expected to be used to complete the existing KNOLOGY Holdings buildout and launch additional markets. We will continue to need additional financing to fund further expansion and to make potential acquisitions.

THE YEAR 2000 ISSUE

     General

     The Year 2000 issue is a general term used to describe the various problems that may result in computers and other machinery as we reach the year 2000. These problems generally arise from the fact that most of the world's computers have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the 2000's from dates in the 1900's.

     These problems are expected to increase in frequency and severity as the year 2000 approaches. This issue impacts our owned or licensed computer systems and equipment used in connection with internal operations.

     Third Parties

     We also rely directly and indirectly, in the regular course of business, on the proper operation and compatibility of third party systems. The year 2000 problem could cause these systems to fail, err, or become incompatible with our systems.

     If we or a significant third party on which we rely fails to become year 2000 ready, or if the year 2000 problem causes our systems to become internally incompatible or incompatible with such third party systems, our business could suffer from material disruptions, including the inability to process transactions, send invoices, accept customer orders or provide customers with our services. We could also face similar disruptions if the year 2000 problem causes general widespread problems or an economic crisis. We cannot now estimate the extent of these potential disruptions.

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

     Our State of Readiness

     We established a Year 2000 program office to coordinate activity and report to our executive management and board of directors with regard to the Year 2000 issue. Our Year 2000 program office developed a plan for us to become Year 2000 ready by the middle of the fourth quarter 1999. This plan covers:

     - our technology and operating systems;

     - billing of our cable, telephone and Internet services;

     - customer service;

     - financial operations and reporting;

     - network monitoring; and

     - the systems of our major vendors, third party service providers and other material service and content providers.

     We are addressing our Year 2000 plan with respect to our internal operations in six phases:

     - an awareness phase, in which we inventory and evaluate our systems, components and other significant infrastructure;

     - an assessment phase, in which we identify those elements that reasonably could be expected to be affected by year 2000 problems;

     - a remediation phase, in which we remediate or replace equipment that we believe will fail to operate properly in the year 2000;

     - a testing and validation phase, in which we test the remediation and replacement conducted and validate its ability;

     - an implementation phase, in which we add our new or updated equipment to our current systems; and

     - a contingency phase, in which we develop contingency plans for our at-risk business functions.

We have completed the awareness, assessment, remediation and contingency phases of our plan for all of our services and systems. We have substantially completed the testing and validation and implementation phases for all of these services and systems.

     Certain actions in the remediation phase have been conducted by the third parties who provide hardware, software, or services that comprise our systems. We have polled all the third parties who provide material hardware, software, or services as part of our information technology and operating systems with regard to each of such third party's Year 2000 compliance plan and state of readiness. We have actively sought responses from all vendors and third parties as to Year 2000 compliance, status of plans and readiness. All key vendors have responded and most of the third parties have assured us that their hardware and/or software is currently or will be Year 2000 compliant before the end of the year. We expect to have any remaining non-compliant systems in compliance before the end of 1999.

     Interstate Telephone and Valley Telephone will be Year 2000 ready by December 1999. Both companies rely on third party vendors for the telephony customer care and billing and switching services, and both use a legacy system for telephony carrier access billing services.

     Costs

     To date, we have incurred approximately $450,000 of costs in connection with our Year 2000 plan and we anticipate spending approximately $150,000 in additional funds. We expense all costs associated with our Year 2000 plan as we incur them and anticipate funding the costs of our plan from cash flows. To date, we have not deferred any specific information technology projects because of the costs of our plan.
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

     Risks

     The failure to correct a material year 2000 problem or to implement a contingency plan could result in system failures leading to a disruption in, or failure of certain normal business activities or operations. Such failures could materially and adversely affect our business, profitability and operating results.

     Contingency Plans

     We have a Year 2000 Contingency Planning committee, which has developed Year 2000 contingency plans for all of our information technology and operating systems and for each of our locations. This committee identified key business risks which were used to drive the development of these plans. Additionally, we use an outside consulting service to assist in our Year 2000 readiness, project coordination and execution of the Year 2000 Plan.

     Contingency planning to maintain and restore service in the event of natural disasters, power failures and systems-related problems is a routine part of our operations. We believe that such contingency plans will assist us in responding to any failure by outside service providers to successfully address Year 2000 issues. In addition, we have developed complete contingency plans that address our most reasonably likely worst case Year 2000 scenarios including identification of alternate vendors and service providers and manual alternatives to system operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We do not engage in trading market risk sensitive instruments and do not purchase as investments, as hedges, or for purposes "other than trading" instruments that are likely to expose us to market risk, whether it be from interest rate, foreign currency exchange, commodity price or equity price risk. We have entered into no forward or futures contracts, purchased no options and entered into no swaps.

     Our primary market risk exposure is that of interest rate risk. A change in LIBOR or the Prime Rate as set by First Union National Bank would affect the rate at which we could borrow funds under our credit facility.

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

                                  OUR BUSINESS

GENERAL

     KNOLOGY, Inc. was formed in September 1998. We are the parent company of KNOLOGY Holdings, Inc. and other companies previously owned by ITC Holding Company, Inc. KNOLOGY Holdings is our principal subsidiary. We offer our customers broadband communications services, including:

     - analog and digital cable television;

     - local and long distance telephone;

     - high-speed Internet access service; and

     - broadband carrier services.

     We provide these broadband communications services using high-speed, high-capacity hybrid fiber-coaxial networks that are two-way interactive.

     We own, operate and manage interactive broadband networks in five metropolitan areas: Montgomery, Alabama; Columbus and Augusta, Georgia; Panama City, Florida and Charleston, South Carolina, and we plan to expand to additional mid-sized cities in the southeastern United States. In addition, we provide analog and digital cable television services in Huntsville, Alabama. Our Huntsville facilities are being upgraded to provide local and long distance telephone and high-speed Internet access services. We also provide local exchange services throughout the Georgia/Alabama border area known as the Valley, which includes the towns of West Point, Georgia, Lanett, Alabama and Valley, Alabama and unincorporated portions of counties in both states. Further, we provide competitive local exchange service in Newnan, Georgia.

BROADBAND COMMUNICATIONS SERVICES STRATEGY

     We have developed the following strategy for the implementation and operation of our broadband communications services business:

     - Build and Operate Reliable Interactive Broadband Networks. By designing, constructing and operating our own high-capacity, interactive broadband networks, we provide our residential and business customers a wide range of high-quality broadband communications services. We believe that this gives us a competitive advantage over cable, telephone and wireless systems that do not have the capability to provide a wide range of broadband services.

       We also believe that our high-capacity networks, which are substantially protected by redundant paths for communications segments, give us a quality and reliability advantage over other and lower-capacity coaxial cable systems that do not have significant redundancy protection. We use a specially designed powering system, which is backed up at each hub site by a generator and uninterruptable power source, to allow service to continue in case of a power outage. The interactive broadband networks contain equipment which can be monitored 24 hours per day, seven days per week, at our network operations center.

     - Provide Bundled Offerings. We believe that by bundling up to three broadband communications services we can distinguish ourself from our competition. We believe that the cost savings on a bundle of services and the advantages of one-stop shopping will be attractive to new customers, particularly since most of our prospective customers presently buy services from multiple sources. We also believe that because of the cost savings associated with purchasing a bundle of services from us, customers will be less likely to switch should competitors offer lower prices on individual services. The ability to realize an overall profit on a bundle of services should give us greater pricing flexibility.

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

     - Be First To Market Multiple Broadband Communications Services. We believe that we are the first provider of a bundled video, voice and data broadband services package in Montgomery, Columbus, Panama City, Augusta, Charleston and Huntsville. We intend to be the first to market a similar services package in each new market. We want to capitalize on our position as a new communications company that brings competition and choice to cities. We believe that many companies may seek to provide multiple broadband communications services over the next several years. We expect that later entrants in a market will have greater difficulty making a profit. In addition, constructing networks uses space on various rights of way, which may be limited or more expensive for later entrants.

     - Expand To Additional Markets. We intend to expand to additional mid-sized cities in the southeastern United States. We intend to target cities:

        - that have enough people to permit a network plant to serve an average of 70 homes per mile;

        - that generally have populations of at least 100,000; and

        - in which we believe we can capture a substantial portion of the cable television customers and can be the leading provider of bundled broadband services.

        We believe that such cities will support a broadband communications services business and that most of the large cable companies and other service providers currently are focusing primarily on larger metropolitan areas.

     - Focus On The Customer. We believe the quality and responsiveness of our customer service differentiates us from our competitors. Our customer service representatives in each market handle customer-related functions 24-hours a day. We also monitor our networks 24 hours a day, seven days a week.

     - Broadband Carrier Services Strategy. We plan to continue to use extra, unused capacity on our networks to develop and offer wholesale services to other competitive local exchange carriers, interexchange carriers, Internet services providers and other integrated services providers. Our entry into a local market with a newly constructed interactive broadband network offers other service providers a reliable and cost competitive alternative to telephone services provided by the incumbent local exchange carrier. We believe that we have a competitive advantage due to the fact that our networks are fiber-intensive and pass substantially every home and business in our service area.

INDUSTRY STRUCTURE AND TECHNOLOGY

  General

     As a result of the Telecommunications Act of 1996, cable television companies may provide telephone service and vice versa, local telephone companies may provide long distance service and vice versa, and all may provide numerous ancillary services. Municipalities must grant cable television franchises to qualified applicants. This change in the regulatory landscape, along with the substantial growth in use of the Internet, has led to a rush by communications companies and others such as power companies to provide a full range of voice, video and data communications services to consumers. Although the process of building broadband networks and expanding to other services has begun, we believe that most of the large cable companies and other service providers will initially focus primarily on major metropolitan areas.

     Communications Technologies And Services

     We have set forth below a brief description of the current communications industry structure and the technology generally used by each system, including hurdles that providers face in offering new services.

     Cable Television. Cable television systems generally consist of coaxial cable, which carries signals via radio frequency, and/or fiber optic cable, which carries signals via light waves generated by a laser. The

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cable runs through the air attached to poles or underground past the homes in a service area, connecting to each house individually through a cable connection box located outside of the house. Subscriber homes have internal wiring running from the cable connection box to one or more boxes into which users connect television sets and set-top terminals used for special services, descrambling, pay-per-view and other features. Coaxial cable networks have numerous amplifiers located along the network to restore the strength of the signal, which diminishes as it travels. Amplifiers produce interference or noise which increases as the number of amplifiers increases. Fiber optic networks do not use amplifiers since their larger lasers send signals further so they do not need amplifying.

     The number of channels or features that a cable system can offer varies with the capacity of the cable network and the electronic equipment which compresses and amplifies the signal. Additional equipment may compensate for a lower-capacity network, but too much equipment results in noise or interference, leading to a lower-quality signal. Many traditional cable companies have sought to increase capacity through the use of additional equipment, and customers have experienced increased interference.

     Many cable television systems use one-way noninteractive cable, and accordingly do not have the ability to provide telephone service, which requires a two-way interactive cable. Several cable companies, including large cable companies, offer high-speed data transmission and provide Internet access using cable modems which are one-way noninteractive. However, such service generally cannot deliver high-speed performance until the cable has been upgraded to increase capacity and add two-way interactivity.

     Wireless Cable. Wireless cable, sometimes called multichannel multipoint distribution service or MMDS, technology allows the transmission of television, high-speed computer data, and facsimile transmissions via microwave frequencies. Wireless cable has been used to serve primarily rural areas where laying traditional cable is not economically feasible. The wireless cable system sends signals from a centrally located facility equipped with transmitters, antennas, satellite dishes and scrambling and descrambling equipment to subscribers with rooftop antennas and the necessary converters. Because wireless cable signals use microwaves, they require line-of-sight transmission from the central source to the subscribers. Obstructions such as large buildings, trees and uneven terrain can interfere with reception, although signal repeaters that receive and re-transmit signals to avoid obstructions alleviate these shortcomings.

     Other Satellite Technologies. Direct-to-home satellite television, or DTH, companies provide satellite transmission of video and audio services. DTH companies generally include hardware and software to receive and decrypt satellite television programming. Echostar and DirecTV provide direct broadcast satellite, or DBS, services using high-power communications satellites and small dish receivers, and other companies provide direct-to-home video services using lower-power satellites and larger receivers. DBS systems generally offer more channels than cable systems, although some DBS providers do not offer local programming. DBS and DTH do not require ground construction to install, maintain or upgrade services. Rather, the programming is transmitted from a ground station to the subscriber using a communications satellite. A subscriber must purchase or lease a satellite dish to receive signals and a receiver system to process and descramble signals for television viewing.

     Currently small satellite dishes are not two-way interactive, and therefore are not suitable for telephone or Internet services. Residential systems use telephone lines to transmit to the Internet and satellite transmission for reception from the Internet. This approach still has dial-up delays, but it has many of the same advantages as broadband communications services. However, satellite transmission may cause an echo during voice transmissions due to the long distance to and from the satellite.

     Wireline Telephony. Traditional telephone service is provided by local wireline telephone systems consisting of a network of switches, transmission facilities between switches, and connections between customer premises and a local exchange switch. A call can be routed by the local exchange switch directly to the called party if that party is served by the same switch, to another local or toll switch for delivery to the called party, or through one or more switches of a long distance carrier to a more distant local switch for ultimate delivery to the called party. The transmission facilities connecting switches are comprised primarily of high-capacity fiber optic cables. Customer premises usually consist of twisted copper wire
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

pairs that run through the air or underground to each of the premises served. They generally carry analog transmissions and have relatively low transmission capacity, sufficient to carry only one two-way voice conversation. Capacity can be expanded by advanced techniques such as Integrated Services Digital Network or ISDN, which permits voice and data transmissions to occur simultaneously and can support some level of video teleconferencing. However, local connections, even with Integrated Services Digital Network, generally do not have sufficient capacity for large-scale provision of video services.

     Digital subscriber line or DSL uses transmission equipment placed at the customer premises and at the central office to increase transmission speeds on copper wire local connections. Widespread deployment of digital subscriber line technology is limited by the length and gauge of the copper wire connections plus the existing use of extenders such as bridged taps, loading coils and digital loop carriers.

     Wireless Telephony. Wireless telephone technology, which includes cellular and PCS, is based upon the division of a given market area into a number of smaller geographic areas, or cells. Each cell has a base station or cell site, which is a physical location equipped with transmitter-receivers and other equipment that communicate by radio signal with wireless telephones located within range of the cell. Cells generally have an operating range from two to 25 miles. Each cell site connects to a mobile telephone switching office, or MTSO, which in turn connects to the local landline telephone network. When a subscriber in a particular cell dials a number, the wireless telephone sends the call by radio signal to the cell's transmitter-receiver, which then sends it to the MTSO. The MTSO completes the call by connecting it with the landline telephone network or another wireless telephone unit. Incoming calls are received by the MTSO, which instructs the appropriate cell to complete the communications link by radio signal between the cell's transmitter-receiver and the wireless telephone. Like wireline local loops, wireless telephony technologies generally do not have sufficient capacity for large scale provision of video and data services, although some new higher-capacity technologies may become available in the near future that support a wider range of services.

     Internet Access. Most Internet access takes place over telephone lines using computer modems. This form of transmission works well for smaller amounts of data, but telephone lines generally cannot handle large volumes of information, multimedia applications or high-speed data transmissions, resulting in lengthy delays. Also, Internet service providers have limited numbers of ports available for customers to dial in to the Internet, and their customers may experience difficulties obtaining access to the Internet or be disconnected if activity is too limited. High-speed cable modems used over traditional cable networks permit high-speed broadband reception from the Internet, but require communications from the user to the Internet to be over telephone lines.

     Our Interactive Broadband Networks

     Our interactive broadband networks are high-speed, high-capacity, two-way interactive, hybrid fiber-coaxial networks. Each network includes hub sites with a minimum of four fiber pairs running from each hub to nodes, each of which serves an average of 500 homes. This design incorporates redundant fibers running between hubs for restoration and security purposes, forming a Synchronous Optical Network, or SONET, ring. By comparison, most traditional cable television systems do not have significant redundancy protection. We provide power to our system from the hub sites, each of which is equipped with a generator and uninterruptable power source battery back-ups to allow service to continue in a power outage.

     Our interactive broadband networks can support numerous channels of basic and premium cable television services, telephone services, Internet access and other broadband communications services. Our networks have extra capacity, so we can add new services as content and technology become available.

     We offer local telephone service over these networks in much the same way local phone companies provide service. We provide switching services and install a network interface box outside a customer's home, and we may add inside wiring as well. We can offer multiple lines of telephone service. Our networks interconnect with those of other local phone companies through a nine-state interconnection agreement with BellSouth Corp. We provide long distance service using leased facilities from other telecommunications service providers.
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     We provide high-speed Internet access services using high-speed cable modems in much the same way customers currently receive Internet services over modems linked to the local telephone network. The cable modems we presently use are typically 50 times faster than regular phone dial-up modems. Our customer's cable line with cable modem connects directly into the Internet. The Internet connection is always active and there is no need to dial up for access to the Internet or wait to connect through a port leased by an Internet service provider.

OUR BROADBAND COMMUNICATIONS SERVICES

     Cable Television. We offer our customers four levels of cable television services: basic, expanded basic, premium, and digital. Customers generally pay fixed monthly fees for cable programming and premium television services, which constitute our principal sources of revenue.

     Most customers choose to subscribe to basic and expanded basic levels of service. Together, these services consist of approximately 65-75 channels of programming, including:

     - television signals available off-air;

     - television signals from so-called super stations such as WGN (Chicago);

     - numerous satellite-delivered non-broadcast channels such as Cable News Network, MTV, ESPN, The Discovery Channel and Nickelodeon;

     - displays of information featuring news, weather, stock and financial market reports; and

     - public, government and educational access channels.

     We offer a variety of premium services for an extra monthly charge. Premium services include channels with feature motion pictures such as HBO, Showtime and Cinemax or other special channels. We also provide our customers:

     - access to additional channels offering pay-per-view feature movies, live and taped sports events, concerts and other special features which involve a charge for each viewing;

     - access to home shopping networks; and

     - specialty services such as digital audio service.

     Programming for our cable television systems comes from over 70 national and local television networks. Since January 1, 1996, our arrangements with many of these networks, constituting approximately 60% of our channels, have been handled through the National Cable Television Cooperative, Inc. The National Cable Television Cooperative obtains programming from most major networks and provides it to its members. By obtaining programming through the cooperative, we benefit from volume discounts not otherwise available to us and which more than offset the fees to the cooperative. In addition, the cooperative handles our contracting and billing arrangements with the networks.

     We began offering digital video service in November 1998, which uses compression technology to significantly increase the number of television channels. Digital technology converts analog signals into a digital format and compresses many such signals into the space normally occupied by one analog signal. At the home, a set-top video terminal converts the digital signal back into analog channels that can be viewed on a normal television set. We added digital video as an additional service without reducing the current number of expanded basic channels. Digital technology also permits us to offer near video-on-demand, which include movies or other programs that commence in frequent intervals, to customers for a fee per viewing.

     Telephony. Our telephony service includes residential and small business local and long distance telephone services. Our customers pay a fixed monthly rate for all local calling. Customers may elect call waiting, call forwarding, voice mail and other value-added services, which generally involve an additional fixed charge per month per telephone line. We generally price our services at rates comparable to those of our competitors, although typically our value-added services are less expensive than those of our
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competition. We offer all of our cable television services customers a discount on telephone service. Our long distance service offers features and prices comparable to those of our competitors.

     Internet Services. Our high-speed data service offers customers high-speed connections to the Internet using cable modems. The Internet connection using a cable modem is always active, so our customers do not have to dial in and wait for access. Since a customer's service is offered over the coaxial network in the home, no second phone line is required and there is no disruption of service when the phone rings or when the television is on. We charge a fixed monthly fee for connection to the Internet. We offer discounts on our high-speed Internet service to customers who also purchase our cable television service or telephone service.

     Broadband Carrier Services. Our broadband carrier services include special access, local private line, local exchange transport and local Internet transport. We offer traditional special access and local private line services through our local transport network by providing high capacity connections to medium and large commercial users, incumbent local exchange carrier central offices and other carriers throughout a metropolitan service area. We sell local loops across our network to connect competitive local exchange carriers to small business customers. Local Internet transport provides high-speed cable modem access to connect certain Internet service providers and their residential subscribers over our network.

     We entered into a local Internet transport agreement with MindSpring Enterprises, Inc. in August 1998 and launched the local Internet transport service in Montgomery, Alabama in January 1999 and in Columbus, Georgia in April 1999. In addition, we launched Internet transport service in Charleston with A World of Difference Inc., a large locally owned Internet service provider serving the Charleston market, in August 1999.

     Future Broadband Communications Services. We believe that our interactive broadband networks may enable us to provide additional broadband services in the future, including:

          - Interactive energy management services in partnership with power companies, which involve active monitoring by the customer of energy usage and cost;

          - Security services, including closed-circuit television security monitoring and alarm systems;

          - Voice over Internet Protocol; and

          - High-speed, high-capacity local transport services using the Asynchronous Transfer Mode method of transmission.

MARKETS AND SUBSCRIBERS

Current Markets

     Our interactive broadband networks currently serve the Montgomery, Alabama; Columbus and Augusta, Georgia; Charleston, South Carolina; Panama City, Florida; and Huntsville, Alabama metropolitan areas and a rural area, the Valley, on the Georgia/Alabama border. We also provide analog and digital cable television services, telephone services and Internet services in the Huntsville, Alabama area, and we are in the process of upgrading the Huntsville network to expand our interactive broadband network.

     We believe that our ability to increase and maintain our subscribers has been due largely to:

          - our commitment to customer service;

          - the number of channels we offer; and

          - our reliability and quality of the picture and sound over our networks.

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     New Markets

     We plan to expand to additional mid-sized cities in the southeastern United States, targeting cities:

          - large enough to support a network plant to service an average of 70 homes per mile;

          - with populations generally of at least 100,000; and

          - in which we believe we can attract a significant portion of the cable television customers and can become the leading provider of bundled broadband communications services.

NETWORK CONSTRUCTION AND OPERATIONS

     Network Construction

     With the exception of the Valley area where we maintain our own construction crews, we use contractors for the construction of our networks, including both the laying of underground cable and attaching aerial cable to utility poles. We serve as the manager of the construction process, directing and supervising the various construction crews. We have 59 employees dedicated to monitoring and facilitating the construction of our networks, including a Vice President of Construction. Our approach to construction reflects our commitment to customer service. We notify potential customers before commencing underground construction and restore any damaged property. Based on past experience, we believe the construction of a new network in a new market will take approximately three years.

     Network Operations and Maintenance

     Technicians in each of our service areas schedule and perform installations and repairs and monitor the performance of our interactive broadband networks. We operate a network operations center in West Point, Georgia, and we monitor our networks 24 hours a day, seven days a week. Our technicians perform maintenance and repair of the network on an ongoing basis. We maintain the quality of our networks to minimize service interruptions and extend the networks' operational life.

     Franchises

     Cable television systems and local telephone systems generally are constructed and operated under the authority of nonexclusive franchises, granted by local and/or state governmental authorities. Franchises typically contain many conditions, such as:

          - time limitations on commencement and completion of system construction;

          - customer service standards;

          - minimum number of channels; and

          - the provision of free service to schools and certain other public institutions.

We believe that the conditions in our franchises are fairly typical. Our franchises generally provide for the payment of fees to the municipality ranging from 3% to 5% of revenues from telephone and cable television service, respectively. Our franchises generally have ten to fifteen year terms, and we expect our franchises to be renewed before or upon expiration by the relevant governmental agency.

SWITCHING

     Our telephone subsidiaries switch voice and data traffic using a single host DMS 500 switch. The switching platform allows these subsidiaries to provide enhanced custom calling services including call waiting, call forwarding, three-way-calling, and numerous others. Residences and businesses are connected to the host or the remotes primarily with copper cable. We believe the outside plant is in good condition. Much of the outside plant has been replaced within the past three years.

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     Interconnection

     We rely on local telephone companies and other companies to provide communications capacity for our local and long distance telephone service. We have access to BellSouth's telephone network under a nine-state interconnection agreement pursuant to the Telecommunications Act of 1996. The terms of such interconnection agreement have been approved by the Georgia, Alabama, Florida and South Carolina state public utility commissions. Approvals of other state public utility commissions will be required in connection with our provision of telephone service in other states. The Telecommunications Act established certain requirements and standards for interconnection arrangements, and our interconnection agreement with BellSouth is based on these requirements. However, these requirements and standards are still being developed and implemented by the FCC in conjunction with the states through a process of negotiation and arbitration, as discussed below under the caption "Our
Business -- Legislation and Regulation -- Federal Regulation of Telecommunications Services."

SALES AND MARKETING

     Marketing Strategy

     We believe that we are the first provider of a bundled video, voice and data broadband communications services package in our current markets, and we intend to be first to market a similar services package in new cities. We believe that cost savings on a bundle of services and the advantages of one-stop shopping will be attractive to new customers, particularly since most of our prospective customers now buy services from multiple sources. We intend to emphasize our position as a new communications company that brings competition and choice to cities where we provide service. We also work to attract new cable television subscribers in areas in which our network has expanded. Our focus includes multiple dwelling units, many of which are subject to exclusivity arrangements with other cable providers that have not yet expired or which involve more complex arrangements with the property owner.

     Cable Television. To attract cable television subscribers in new areas, we mount extensive marketing campaigns prior to initiation of service with door-to-door solicitations and flyers followed by direct mail and telemarketing. We also use these solicitation efforts in our existing markets to encourage people who previously have not chosen any cable service to use our cable service or to encourage people who use another cable service to switch to our service. We have a sales staff in each of our markets, including residential and business sales managers, sales representatives and customer service representatives. We use our own installation and repair crews and those of outside contractors to install new service quickly.

     Telephone and Internet. For our telephone and Internet marketing, we have focused on subscribers of our cable television services through direct mail, door-to-door solicitations, flyers and telemarketing. We offer our cable television customers discounted rates for telephone service and high-speed Internet services. We emphasize our bundle of services, which includes savings on one or more services as additional services are added. We also provide high-speed Internet access to certain Internet service providers who in turn resell the service to their customers. We have sales managers for our telephone and Internet services, and sales representatives focusing on bundled services.

     Customer Service. Customer service is an essential element of our operations and marketing, and we believe our quality and responsiveness differentiates us from our competitors. A significant number of our employees are dedicated to customer service activities, including

          - order taking;

          - customer activations;

          - billing inquiries and collections;

          - service upgrades;

          - provision of customer premises equipment; and

          - administration of our customer satisfaction program.

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In addition, we provide 24-hour customer service, operate customer phone centers in each of our service areas, and operate a back-up customer phone center in West Point, Georgia. We monitor our networks 24 hours a day, seven days a week and strive to resolve problems prior to a customer being aware of any service interruptions.

COMPETITION

     Television

     Cable television distributors compete for customers with other video programming distributors and other providers of entertainment, news and information. The competitors in these markets include:

          - broadcast television and radio;

          - satellite and wireless video distribution systems; and

          - newspapers, magazines and other printed sources of information and entertainment.

The Telecommunications Act of 1996 may create more competition for current cable television distributors, as it allows local exchange carriers to provide video services in their local service areas.

     Other Cable Systems

     Directly competitive cable television operations exist in each of our current markets. Our competitors include AT&T, AT&T Charter Communications, Comcast Cable Communications, Time Warner Cable, Mediacom and Charter Communications. We expect that we will have competition with other cable television providers in each of our future markets. In addition, Federal law prohibits cities from granting exclusive cable franchises and from unreasonably refusing to grant additional, competitive franchises. An increasing number of cities are considering the feasibility of owning their own cable systems in a manner similar to city-provided utility services. Finally, certain of our cable television competitors may have exclusive arrangements with cable programming vendors, which could prevent us from offering certain programming on our cable television systems.

     Other Television Providers

     Alternative methods of distributing the same or similar video programming offered by cable television systems exist. Congress and the FCC have encouraged these alternative methods and technologies in order to offer services in direct competition with existing cable systems. In addition to broadcast television stations, we compete with other multichannel program service providers.

     We encounter significant competition from communications direct broadcast satellites, or DBS, that transmit signals to dish antennas owned by the end-user. DirecTV and Echostar offer multichannel programming services through high power communications satellites to a dish antenna with a diameter of only approximately 18 inches. Although DBS providers presently serve a relatively small percentage of pay television subscribers, their share has been growing steadily. Competition from direct broadcast satellites could become substantial as developments in technology increase satellite transmitter power and decrease the cost and size of equipment.

     Wireless cable, also called Multichannel multipoint distribution systems or MMDS, represents another type of video distribution service. These systems deliver programming services over microwave channels to subscribers who have a special antenna. Multichannel multipoint distribution systems are less capital intensive, are not required to obtain local franchises or pay franchise fees, and are subject to fewer regulatory requirements than cable television systems. Although there are relatively few systems in the United States right now, many markets have been licensed or tentatively licensed. The FCC has granted the use of certain frequencies to these services and expanded the channels reserved for educational purposes. The FCC's actions enable a single entity to develop a multichannel multipoint distribution system with up to 35 channels and thus compete more effectively with cable television. Subscribership to these services is projected to continue to increase over the next several years.

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

     We also compete with master antenna television systems and satellite master antenna television systems. These systems provide multichannel program services directly to hotel, motel, apartment, condominium and other multiunit complexes within a cable television system's franchise area, generally free of any regulation by state and local governmental authorities. Pursuant to the Telecommunications Act of 1996, satellite master antenna television systems that serve buildings that are not commonly owned or managed and do not cross public rights-of-way do not need a franchise to operate.

     The Telecommunications Act of 1996 eliminated many restrictions on local exchange carriers offering video programming, and we may face increased competition from local telephone companies. Several major local exchange carriers, including BellSouth, have announced plans to provide video services to homes.

     Telephone

     We expect to face intense competition in providing our telephone and related telecommunications services. The Telecommunications Act of 1996 allows service providers to enter markets that were previously closed to them. Incumbent local exchange carriers are no longer protected from significant competition in local service markets. In addition, under certain circumstances Regional Bell Operating Companies may enter the long distance market. These provisions blur the distinctions that previously existed between local and long distance services.

     One major impact of the Telecommunications Act of 1996 may be a trend toward the use and acceptance of bundled service packages. As a result, we will be competing with:

     - incumbent local exchange carriers such as BellSouth;

     - traditional providers of long distance services such as AT&T, MCI WorldCom and Sprint;

     - competitive local service providers; and

     - other providers of cable television service such as those listed in the table above.

Our ability to compete successfully will depend on the attributes of the overall bundle of services we are able to offer, including our price, features, and customer service.

     Wireless telephone service such as cellular and PCS currently is viewed by consumers as a supplement to, not a replacement for, wireline telephone service. Wireless service generally is more expensive than wireline local service and is priced on a usage-sensitive basis. In addition, the transmission quality of wireless service is not comparable to wireline service. However, in the future the rate and quality differential between wireless and wireline service may decrease and lead to more competition between providers of these two types of services. In that event, our telecommunications operations may also face competition from wireless operators.

     Internet Services

     Internet service is provided to the public by Internet service providers, long distance carriers, and other cable television companies. We provide high-speed Internet service to our customers as well as offer high-speed capacity to other Internet service providers for their customer bases.

     A large number of companies provide businesses and individuals with direct access to the Internet and a variety of supporting services. In addition, many companies such as America Online, CompuServe, MSN, Prodigy and WebTV offer online services consisting of access to closed, proprietary information networks with services similar to those available on the Internet, in addition to direct access to the Internet. These companies generally offer Internet services over telephone lines using computer modems. A few Internet service providers also offer high-speed Integrated Services Digital Network connections to the Internet.

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     A few satellite companies provide broadband access to the Internet from desktop PCs using a small dish antenna and receiver kit comparable to that used for satellite television reception. DirecPC is one of the largest providers of satellite-based Internet services in the United States.

     Long distance companies are aggressively entering the Internet access markets. Long distance carriers have substantial transmission capabilities and have an established billing system that permits them easily to add new services. We expect competition from such companies to be vigorous due to their greater resources, operating history and name recognition.

     Other cable television companies may enter the Internet services market. We believe that some of the existing cable television providers are beginning to provide such services in some of their major markets or clusters, including major metropolitan areas in the southeast. Excite@Home, a joint venture among AT&T and several other large cable companies, is offering high-speed Internet service using cable modems in areas where its affiliates have hybrid fiber-coaxial networks. We believe that high-speed Internet services ultimately will be offered by other cable providers and companies in most of our present and future service areas.

LEGISLATION AND REGULATION

     The cable television industry currently is regulated by the Federal Communications Commission, some state governments and most local governments. Telecommunications services are regulated by the FCC and state public utility commissions. Internet services generally are not subject to regulation. Legislative and regulatory proposals under consideration by Congress and federal agencies may materially affect the cable television and telecommunications industries. The following is a summary of federal laws and regulations affecting the growth and operation of the cable television and telecommunications industries and a description of certain state and local laws.

     Cable Communications Policy Act Of 1984

     The Cable Communications Policy Act of 1984 established comprehensive national standards and guidelines for the regulation of cable television systems and identified the boundaries of permissible federal, state and local government regulation. The FCC has responsibility for adopting rules to implement this. Among other things, the 1984 Cable Act affirmed the right of franchising authorities to award one or more franchises within their jurisdictions. It also prohibited non-grandfathered cable television systems from operating without a franchise in such jurisdictions. The 1984 Cable Act provides that in granting or renewing franchises, franchising authorities may establish requirements for cable-related facilities and equipment, but may not establish or enforce requirements for video programming or information services other than in broad categories.

     Cable Television Consumer Protection And Competition Act Of 1992

     The Cable Television Consumer Protection and Competition Act of 1992 permitted a greater degree of regulation of the cable industry with respect to, among other things:

     - cable system rates for both basic and certain cable programming services;

     - program access and exclusivity arrangements;

     - access to cable channels by unaffiliated programming services;

     - leased access terms and conditions;

     - horizontal and vertical ownership of cable systems;

     - customer service requirements;

     - television broadcast signal carriage and retransmission consent;

     - technical standards; and

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

     - cable equipment compatibility.

Additionally, the legislation encouraged competition with existing cable television systems by:

     - allowing municipalities to own and operate their own cable television systems without a franchise;

     - preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area; and

     - prohibiting the common ownership of cable systems and co-located satellite master antenna television or multichannel multipoint distribution systems.

The Cable Television Consumer Protection and Competition Act of 1992 also precluded video programmers affiliated with cable television companies from favoring cable operators over competitors and required such programmers to sell their programming to other multichannel video distributors. The FCC has responsibility for adopting rules to implement this Act.

     Telecommunications Act Of 1996

     On February 8, 1996, the Telecommunications Act of 1996 was enacted. The Telecommunications Act of 1996 and the FCC rules implementing this Act radically altered the regulatory structure of telecommunications markets by mandating that states permit competition for local exchange services. The Telecommunications Act of 1996 permitted Regional Bell Operating Companies to apply to the FCC for authority to provide long distance services. The Telecommunications Act of 1996 also included significant changes in the regulation of cable operators. For example, the FCC's authority to regulate the cable programming service tier rates of all cable operators expired on March 31, 1999. The legislation also:

     - repeals the anti-trafficking provisions of the Cable Television Consumer Protection and Competition Act of 1992, which required cable systems to be owned by the same person or company for at least three years before they could be sold to a third party;

     - limits the rights of franchising authorities to require certain technology or to prohibit or condition the provision of telecommunications services by the cable operator;

     - requires cable operators to fully block or scramble both the audio and video on sexually-explicit or indecent programming on channels primarily dedicated to sexually-oriented programming;

     - adjusts the favorable pole attachment rates afforded cable operators under federal law such that they may be increased, beginning in 2001, if the cable operator also provides telecommunications services over its plant;

     - allows cable operators to enter telecommunications markets which historically have been closed to them; and

     - allows some telecommunications providers to begin providing competitive cable service in their local service areas.

     Federal Regulation Of Cable Services

     The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations covering many aspects of cable television operations. The FCC may enforce its regulations through the imposition of fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses. A brief summary of certain federal regulations follows.

     Rate Regulation. The Cable Television Consumer Protection and Competition Act of 1992 authorized rate regulation for certain cable communications services and equipment in communities where the cable operator is not subject to effective competition. The Cable Television Consumer Protection and Competition Act of 1992 requires the FCC to resolve complaints about rates for cable programming service tier services and to reduce any such rates found to be unreasonable. It also limits the ability of
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

many cable systems to raise rates for basic services. Cable services offered on a per channel or on a per program basis are not subject to rate regulation by either franchising authorities or the FCC. Notwithstanding the above, the Telecommunications Act of 1996 deregulated cable programming service rates as of March 31, 1999.

     The Cable Television Consumer Protection and Competition Act of 1992 requires communities to certify with the FCC before regulating basic cable rates. The FCC's rate regulations do not apply where a cable operator demonstrates that it is subject to effective competition. We meet the FCC definition of effective competition in the areas that we currently serve. To the extent that any municipality attempts to regulate our basic rates or equipment, we believe we could demonstrate to the FCC that our systems all face effective competition and, therefore, are not subject to rate regulation.

     Carriage Of Broadcast Television Signals. The Cable Television Consumer Protection and Competition Act of 1992 established signal carriage requirements. These requirements allow commercial television broadcast stations that are local to a cable system to elect every three years whether to require the cable system to carry the station or whether to require the cable system to negotiate for consent to carry the station. The third must-carry elections were made in October 1999. Stations are generally considered local to a cable system where the system is located in the station's Nielsen designated market area. Cable systems must obtain retransmission consent for the carriage of all distant commercial broadcast stations, except for certain superstations, which are commercial satellite-delivered independent stations such as WGN. We carry some stations pursuant to retransmission consents and pay fees for such consents or have agreed to carry additional services pursuant to retransmission consent agreements.

     Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within the larger of (i) a 50-mile radius of the station's city of license; or (ii) the station's Grade B contour (a measure of signal strength). Non-commercial stations are not given the option to negotiate for retransmission consent.

     Nonduplication Of Network Programming. Cable television systems that have 1,000 or more subscribers must, upon the appropriate request of a local television station, delete or "black out" the simultaneous or nonsimultaneous network programming of a distant same-network station when the local station has contracted for such programming on an exclusive basis.

     Deletion Of Syndicated Programming. Cable television systems that have 1,000 or more subscribers must, upon the appropriate request of a local television station, delete or "black out" the simultaneous or nonsimultaneous syndicated programming of a distant station when the local station has contracted for such programming on an exclusive basis.

     Registration Procedures And Reporting Requirements. Prior to commencing operation in a particular community, all cable television systems must file a registration statement with the FCC listing the broadcast signals they will carry and certain other information. Additionally, cable operators periodically are required to file various informational reports with the FCC. Cable operators that operate in certain frequency bands, including our company, are required on an annual basis to file the results of their periodic cumulative leakage testing measurements. Operators that fail to make this filing or who exceed the FCC's allowable cumulative leakage index risk being prohibited from operating in those frequency bands in addition to other sanctions.

     Technical Requirements. Historically, the FCC has imposed technical standards applicable to the cable channels on which broadcast stations are carried, and has prohibited franchising authorities from adopting standards which were in conflict with or more restrictive than those established by the FCC. The FCC has applied its standards to all classes of channels which carry downstream National Television System Committee video programming. The FCC also has adopted standards applicable to cable television systems using frequencies in the 108-137 MHz and 225-400 MHz bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable system signal leakage. The Cable Television Consumer Protection and Competition Act of 1992 requires the FCC to update periodically its technical standards. Pursuant to the Telecommunications Act of 1996,

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the FCC adopted regulations to assure compatibility among televisions, VCRs and cable systems, leaving all features, functions, protocols and other product and service options for selection through open competition in the market. The Telecommunications Act of 1996 also prohibits states or franchising authorities from prohibiting, conditioning or restricting a cable system's use of any type of subscriber equipment or transmission technology.

     Franchise Authority. The 1984 Cable Act affirmed the right of franchising authorities, which are the cities, counties or political subdivisions in which a cable operator provides cable service, to award franchises within their jurisdictions and prohibited non-grandfathered cable systems from operating without a franchise in such jurisdictions. We hold cable franchises in all of the franchise areas in which we provide service. The Cable Television Consumer Protection and Competition Act of 1992 encouraged competition with existing cable systems by:

     - allowing municipalities to operate their own cable systems without franchises;

     - preventing franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises covering an existing cable system's service area; and

     - prohibiting, with limited exceptions, the common ownership of cable systems and co-located multichannel multipoint distribution or satellite master antenna television systems, which prohibition is limited by the Telecommunications Act of 1996 to cases in which the cable operator is not subject to effective competition.

     The Telecommunications Act of 1996 exempts from cable franchise requirements those telecommunications services provided by a cable operator or its affiliate although municipalities retain authority to regulate the manner in which a cable operator uses the public rights-of-way to provide telecommunications services. Franchise authorities may not require a cable operator to provide telecommunications service or facilities, other than institutional networks, as a condition of franchise grant, renewal, or transfer. Similarly, franchise authorities may not impose any conditions on the provision of such service.

     Franchise Fees. Although franchising authorities may impose franchise fees under the 1984 Cable Act, as modified by the Telecommunications Act of 1996, such payments cannot exceed 5% of a cable system's annual gross revenues derived from the operation of the cable system to provide cable services. In some areas, cable services are defined to include Internet services. Franchise fees apply only to revenues for cable services. Franchising authorities are permitted to charge a fee for any telecommunications providers' use of public rights-of-way on a competitively neutral and nondiscriminatory basis.

     Franchise Renewal. The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. These formal procedures are mandatory only if timely invoked by either the cable operator or the franchising authority. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. Although the procedures provide substantial protection to incumbent franchisees, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

     The Cable Television Consumer Protection and Competition Act of 1992 made several changes to the process which may make it easier in some cases for a franchising authority to deny renewal. The cable operator's timely request to commence renewal proceedings must be in writing and the franchising authority must commence renewal proceedings not later than six months after receipt of such notice. Within a four-month period beginning with the submission of the renewal proposal, the franchising authority must grant or deny the renewal. Franchising authorities may consider the "level" of programming service provided by a cable operator in deciding whether to renew. Franchising authorities currently may deny renewal based on failure to substantially comply with the material terms of the franchise, even if the franchising authority has "effectively acquiesced" to such past violations. The franchising authority is estopped only if, after giving the cable operator notice and opportunity to cure, the authority fails to
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respond to a written notice from the cable operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be harmless error.

     Channel Set-Asides. The 1984 Cable Act permits local franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. The Cable Television Consumer Protection and Competition Act of 1992 requires leased access rates to be set according to a FCC-prescribed formula.

     Ownership. The Telecommunications Act of 1996 eliminates the 1984 Cable Act provisions prohibiting local exchange carriers from providing video programming directly to customers within their local exchange telephone service areas, except in rural areas or by specific waiver. Under the Telecommunications Act of 1996, local exchange carriers may provide video programming by radio-based systems, common carrier systems, open video systems, or cable systems. Local exchange carriers that elect to provide open video systems must allow others to use up to two-thirds of their activated channel capacity. These local exchange carriers are relieved of regulation as common carriers, and are not required to obtain local franchises, but are still subject to many other regulations applicable to cable systems. Local exchange carriers operating as cable systems are subject to all rules governing cable systems, including franchising requirements.

     The Telecommunications Act of 1996 prohibits a local exchange carrier or its affiliate from acquiring more than a 10% financial or management interest in any cable operator providing cable service in its telephone service area. It also prohibits a cable operator or its affiliate from acquiring more than a 10% financial or management interest in any local exchange carrier providing telephone exchange service in its franchise area. A local exchange carrier and cable operator whose telephone service area and cable franchise area are in the same market may not enter into a joint venture to provide telecommunications services or video programming. There are exceptions to these limitations for rural facilities, very small cable systems, and small local exchange carriers in non-urban areas, and such restrictions do not apply to local exchange carriers that were not providing local exchange service prior to January 1, 1993.

     Pole Attachments. The Telecommunications Act of 1996 requires utilities, defined as all local exchange carriers and electric utilities except those owned by municipalities and co-ops, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and right-of-way. The right to mandatory access is beneficial to facilities-based providers such as our company. The Telecommunications Act of 1996 also establishes principles to govern the pricing of such access. Presently, the rates charged to cable and telecommunications providers are the same. Starting in 2001, telecommunications providers will be charged a higher rate than cable operators for pole attachments. Companies that provide both cable and telecommunications services over the same facilities, such as us, may be required to pay the higher telecommunications rate.

     Inside Wiring Of Multifamily Dwelling Units. The FCC has adopted rules to promote competition among multichannel video program distributors, or MVPDs, in multifamily dwelling units. The rules provide generally that, in cases where the MVPD owns the wiring inside a multifamily dwelling unit, but has no right of access to the premises, the multifamily dwelling unit owner may give the cable operator notice that it intends to permit another MVPD to provide service there. An MVPD then must elect whether to remove the inside wiring, sell the inside wiring to the multifamily dwelling unit owner at a price not to exceed the replacement cost of the wire, on a per-foot basis, or abandon the inside wiring.

     Privacy. The 1984 Cable Act imposes a number of restrictions on the manner in which cable system operators can collect and disclose data about individual system customers. The statute also requires that the system operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. In the event that a cable operator is found to have violated the customer privacy provisions of the 1984 Cable Act, it could be required to pay damages, attorneys' fees and other costs. Under the Cable Television Consumer Protection and Competition Act of 1992, the privacy requirements are strengthened to require that cable operators take such actions as are necessary to prevent unauthorized access to personally identifiable information.

     Franchise Transfer. The Telecommunications Act of 1996 repeals most of the anti-trafficking restrictions imposed by the Cable Television Consumer Protection and Competition Act of 1992, which prevented a cable operator from selling or transferring ownership of a cable system within 36 months of acquisition. However, a local franchise may still require prior approval of a transfer or sale. The Cable Television Consumer Protection and Competition Act of 1992 requires franchising authorities to act on a franchise transfer request within 120 days after receipt of all information required by FCC regulations and the franchising authority. Approval is deemed granted if the franchising authority fails to act within such period.

     Copyright. Cable television systems are subject to federal compulsory copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a statutory license to retransmit broadcast signals. The amount of the royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried, and the location of the cable system with respect to over-the-air television stations. Adjustments in copyright royalty rates are made through an arbitration process supervised by the U.S. Copyright Office.

     Various bills have been introduced in Congress in the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable operators might need to negotiate rights from the copyright owners for each program carried on each broadcast station retransmitted by the cable system.

     Copyrighted music performed in programming supplied to cable television systems by pay cable networks, such as HBO, and cable programming networks, such as USA Network, has generally been licensed by the networks through private agreements with the American Society of Composers and Publishers and BMI, Inc., the two major performing rights organizations in the United States. The American Society of Composers and Publishers and BMI, Inc. offer "through to the viewer" licenses to the cable networks which cover the retransmission of the cable networks' programming by cable television systems to their subscribers.

     Internet Service Providers. In 1998, a number of Internet service providers requested that the FCC adopt rules requiring cable operators that provide Internet access service keep unaffiliated Internet service providers with direct unbundled access to operators' underlying broadband cable facilities. The FCC to date has rejected these requests, but it may in the future require cable operators to provide such direct access to competing Internet service providers. A number of local franchising authorities also are considering this type of direct access requirement.

     Regulatory Fees And Other Matters. The FCC requires payment of annual regulatory fees by the various industries it regulates, including the cable television industry. In 1997, cable television systems were required to pay regulatory fees of $0.54 per subscriber. In 1998, the fee was $0.44 per subscriber. In 1999, the fee was $0.48 per subscriber. Per-subscriber regulatory fees may be passed on to subscribers as external cost adjustments to rates for basic cable service. Fees are also assessed for other FCC licenses, including licenses for business radio, cable television relay systems and earth stations. These fees, however, may not be collected directly from subscribers as long as the FCC's rate regulations remain applicable to the cable system.

     In December 1994, the FCC adopted new cable television and broadcast technical standards to support a new Emergency Alert System. Cable system operators were required to install and activate equipment necessary to implement the new Emergency Broadcast System by December 31, 1998 or October 1, 2002, depending on the size of the system.

     FCC regulations also address the carriage of local sports programming; restrictions on origination and cablecasting by cable system operators; application of the rules governing political broadcasts; customer service standards; and limitations on advertising contained in nonbroadcast children's programming.

     Regulation Of Telecommunications Services

     Our telecommunications services are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the FCC generally exercises jurisdiction over the facilities of, and the services offered by, telecommunications carriers that provide interstate or international communications services. State regulatory authorities retain jurisdiction over the same facilities to the extent that they are used to provide intrastate communications services. Various international authorities may also seek to regulate the provision of certain services.

     Federal Regulation of Telecommunications Services

     Tariffs And Detariffing. We are classified by the Federal Communications Commission as a non-dominant carrier with respect to both our domestic interstate and international long distance carrier services and our competitive local exchange carrier services. As a non-dominant carrier, our rates presently are not regulated by the FCC. All telecommunications carriers that provide domestic interstate and international long distance services must file tariffs with the FCC prescribing rates, terms and conditions of service. Carriers must also file so-called informational tariffs with the FCC describing their operator services. We have filed tariffs with the FCC for our domestic interstate and international long distance services, interstate access services and interstate operator services.

     Valley Telephone and Interstate Telephone are regulated by the FCC as dominant, rather than non-dominant carriers. As dominant carriers, Valley Telephone and Interstate Telephone must file tariffs with the FCC and must provide the FCC with notice prior to changing their rates, terms or conditions of interstate services. Valley Telephone concurs in tariffs filed by the National Exchange Carrier Association, while Interstate Telephone has its own tariffs on file with the FCC.

     Interconnection. The Telecommunications Act of 1996 establishes local exchange competition as a national policy. This Act preempts laws that prohibit competition for local exchange services and establishes uniform requirements and standards for local network interconnection, local network unbundling and local service resale. The Telecommunications Act of 1996 also requires incumbent local exchange carriers to enter into mutual compensation arrangements with new local telephone companies for transport and termination of local calls on each others' networks. Most state Public Utility Commissions have ruled that traffic to Internet service providers is covered by this requirement. The FCC recently decided that calls to Internet service providers could be jurisdictionally interstate, although the FCC did not preempt these state decisions. The Telecommunications Act of 1996's interconnection, unbundling and resale standards have been developed initially by the FCC and have been, and will continue to be, implemented by the states in numerous proceedings and through a process of negotiation and arbitration.

     In August 1996, the FCC adopted a wide-ranging decision regarding the statutory interconnection obligations of the local exchange carriers. Among other things, the order established pricing principles, for use by the states to determine rates for unbundled local network elements and to calculate discounts. In July 1997, the United States Court of Appeals for the Eighth Circuit struck down the pricing rules established by the FCC. The court ruled that the FCC did not have jurisdiction under the Telecommunications Act of 1996 to establish pricing rules to be applied by the states. In January 1999, the Supreme Court reversed the Eighth Circuit decision, finding that the FCC had jurisdiction to implement the pricing provisions of the Act. The Eighth Circuit is expected, on remand, to rule on the merits of the FCC's pricing rules.

     The Supreme Court also upheld the FCC's rule requiring local exchange carriers to provide a platform that includes all of the network elements required by a competitor to provide a retail telecommunications service. Competitors using such platforms may be able to provide retail local services entirely through the use of the local exchange carriers' facilities at lower discounts than those available for local resale. The availability of such platforms could benefit our local competitors who, unlike us, do not operate their own facilities. The pricing of these platforms is still subject to a pending FCC proceeding.

     The 1996 Act includes an exemption from interconnection requirements for rural telephone companies. Under this exemption, a competitor is not entitled to interconnect with a rural telephone company absent a finding by the appropriate state commission that the request is not unduly economically burdensome. Both Valley Telephone and Interstate Telephone are considered rural telephone companies under the Telecommunications Act of 1996, and the Alabama Public Service Commission has determined that these companies should be exempt from the interconnection requirements of the Telecommunications Act of 1996 at least through June 2001.

     Number Portability. Another new federal statute requires that all local exchange service carriers provide customers with the ability to retain, at the same location, existing telephone numbers without impairment of quality, reliability or convenience. This number portability will remove one barrier to entry faced by new competitors, which would otherwise have to persuade customers to switch local service providers despite having to change telephone numbers. The FCC ordered permanent number portability to be made available in the 100 largest metropolitan areas by December 31, 1998. Number portability will be available in all of our markets by the end of 1999. While number portability benefits our competitive local exchange carrier operations, it represents a burden to Valley Telephone and Interstate Telephone. At this time, we are unable to predict the impact, if any, of possible number portability delays or complications in our service territories.

     Universal Service and Access Charge Reform. The FCC has adopted rules implementing the universal service requirements of the Telecommunications Act of 1996. Pursuant to those rules, all telecommunications providers must contribute a small percentage of their telecommunications revenues to a newly established Universal Service Fund. There is an exemption for providers whose contribution would be less than $10,000 in a particular year. Interstate Telephone and Valley Telephone presently contribute to the fund, and we expect that KNOLOGY Holdings will be required to start contributing in 2000.

     We can not be certain whether we will be able to either recover the costs of fund contributions from our customers or to receive offsetting fund disbursements. Moreover, in those areas where we use our own or our affiliated cable plant for our comprehensive local exchange carriers operations, we are largely unaffected by local exchange carriers' access charge fluctuations. However, overall decreases in local exchange carriers; access charges as contemplated by the FCC's access reform policies would likely put downward pricing pressure on our charges to domestic interstate and international long distance carriers for comparable access. Over time, statutory universal service funding obligations, coupled with the FCC's new access charge regime, could adversely affect us by limiting our ability to offset our fund contributions through higher charges to domestic interstate and international long distance carriers for originating and terminating interstate traffic over our cable facilities.

     Regional Bell Operating Company Entry into Long Distance. The Telecommunications Act of 1996 also establishes standards for regional bell operating companies and their affiliates to provide long distance telecommunications services between a local access and transport area and points outside that area. In 1997, BellSouth filed applications with the FCC for authority to offer in-region, interLATA services in South Carolina and Louisiana; in 1998, BellSouth filed a second application at the FCC for authority to offer such services in Louisiana. In December 1997, the FCC rejected the South Carolina application. The Louisiana applications were rejected in February 1998, and October 1998, respectively. Notwithstanding these decisions, BellSouth likely will file additional applications to offer interLATA services for other states in its territory, including states in which we provide these services. Because of its existing base of local exchange service customers and its extensive telecommunications network, we anticipate that BellSouth will be a significant competitor in the interLATA market in each of the states in which it obtains in-region, interLATA authority from the FCC.

     Additional Requirements. The FCC imposes additional obligations on all telecommunications carriers, including obligations to:

     - interconnect with other carriers and not to install equipment that cannot be connected with the facilities of other carriers;

     - ensure that their services are accessible and usable by persons with disabilities;

     - provide telecommunications relay service either directly or through arrangements with other carriers or service providers, which service enables hearing impaired individuals to communicate by telephone with hearing individuals through an operator at a relay center;

     - comply with verification procedures in connection with changing a customer's carrier;

     - protect the confidentiality of proprietary information obtained from other carriers, manufacturers and customers;

     - pay annual regulatory fees to the FCC; and

     - contribute to the Telecommunications Relay Services Fund.

     Forbearance. The Telecommunications Act of 1996 permits the FCC to forbear from requiring telecommunications carriers to comply with certain regulations. Specifically, the Act permits the FCC to forbear from applying statutory provisions or regulations if the FCC determines that:

     - enforcement is not necessary to protect consumers;

     - a carrier's terms are reasonable and nondiscriminatory;

     - forbearance is in the public interest; and

     - forbearance will promote competition.

The FCC has exempted certain carriers from tariffing and reporting requirements pursuant to this provision of the Telecommunications Act of 1996. The FCC may take similar action in the future to reduce or eliminate other requirements. Such actions could free us from regulatory burdens, but also might increase the pricing flexibility of our competitors.

     Advanced Services and Collocation. Section 706 of the Telecommunications Act of 1996 requires the FCC to encourage the deployment of advanced telecommunications capabilities to all Americans through the promotion of local telecommunications competition. Recently, the FCC adopted rules designed to improve competitor access to incumbent local exchange carriers collocation space and to reduce the delays and costs associated with collocation. The FCC may take future steps to facilitate competitors' access to local loops for purposes of digital subscriber line deployment. Having better collocation arrangements at incumbent local exchange carriers central offices benefits our competitive local exchange operations. However, the FCC's advanced services proceeding, inasmuch as it primarily benefits digital subscriber line providers who compete directly with our broadband communications service offerings may prove on balance to have an adverse competitive effect on us.

     State Regulation of Telecommunications Services

     The Telecommunications Act of 1996 contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, market entry by new providers of interstate or intrastate telecommunications services. The FCC is required to preempt any such state or local requirement to the extent necessary to enforce the Telecommunications Act of 1996's open market entry requirements. State and localities may, however, continue to regulate the provision of intrastate telecommunications services and require carriers to obtain certificates or licenses before providing service.

     Alabama, Georgia, Florida, and South Carolina each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local exchange, interexchange and operator services in Alabama, Georgia, Florida and South Carolina. In addition, we have executed local network interconnection agreements with BellSouth for the transport and termination of local exchange traffic. These agreements have been filed with, and approved by, the applicable regulatory authority in each state in which we conduct our operations. As a condition of providing intrastate telecommunications services, we are required, among other things:

     - to file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

     - to comply with state regulatory reporting, tax and fee obligations; and

     - to comply with, and to submit to, state regulatory jurisdiction over consumer protection policies, complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations.

     Valley Telephone and Interstate Telephone are subject to additional requirements under state law, including rate regulation and quality of service requirements. In Alabama, both Valley Telephone and Interstate Telephone are subject to a price cap form of rate regulation. Under price caps, the companies have limited ability to raise rates for intrastate telephone services, but the Alabama Public Service Commission does not regulate the rate of return earned by the companies.

     By order dated April 8, 1998, all local exchange carriers were required to file intraLATA toll dialing parity plans. Initially the plans were to become effective on or before February of 1999. By order dated June 25, 1998, the Alabama Public Service Commission suspended certain requirements of Section 251(b) and (c) of the Telecommunications Act of 1996, including dialing parity, for rural incumbent local exchange carriers operating in Alabama, including Interstate Telephone and Valley Telephone. The suspension extends through June of 2001. Rural local exchange carriers subject to the suspension were required to update the Alabama Public Service Commission regarding their dialing parity plans by October 1, 1999. Interstate Telephone and Valley Telephone have notified the Alabama Public Service Commission that they intend to implement dialing parity on or before the June 1, 2001 deadline, however, the actual implementation date has not yet been determined.

     On May 26, 1999, the Alabama Public Service Commission approved the dialing parity plan of KNOLOGY of Alabama, Inc. Under the plan, KNOLOGY of Alabama will provide primary interexchange carrier capability for interLATA and intraLATA presubscription available in all local access and transport areas within Alabama in which it provides local exchange service using its own facilities. Any carrier authorized by the Alabama Public Service Commission to carry intraLATA toll calls may request that KNOLOGY of Alabama implement primary interexchange carrier capability provided that the carrier:

     - has established, or has submitted firm, non-cancelable orders to establish, direct interconnection of its network with KNOLOGY of Alabama;

     - has ordered access services from KNOLOGY of Alabama that will permit the carrier to receive primary interexchange carrier calls from KNOLOGY of Alabama; and

     - has identified the local access and transport areas in which it desires to receive intraLATA toll calls.

A reasonable time for implementation will be necessary to allow KNOLOGY of Alabama to make the necessary network, system and billing modifications to implement the request. As of October 1, 1999, no carrier had requested primary interexchange carrier capability from KNOLOGY of Alabama in Alabama under its dialing parity plan.

     Local Regulation

     Occasionally we are required to obtain street use and construction permits and franchises to install and expand our interactive broadband network using state, city, county or municipal rights-of-way. Some municipalities where we have installed or anticipate constructing networks require the payment of license or franchise fees which are based upon a percentage of gross revenues or on a per linear foot basis. The Telecommunications Act of 1996 requires municipalities to manage public rights-of-way in a competitively neutral and non-discriminatory manner.

EMPLOYEES

     At September 30, 1999, we had 690 full-time employees. We consider our relations with our employees to be good, and we structure our compensation and benefit plans in order to attract and retain high caliber personnel. We will need to recruit additional employees in order to implement our expansion plan, including general managers for each new city and additional personnel for installation, sales, customer service and network construction. We recruit from several major industries for employees with skills in voice, video and data technologies. We do not believe we will have problems retaining personnel with the necessary qualifications.

PROPERTIES

     We own or lease property in the following locations:

LOCATION                         ADDRESS          LEASE/OWN          PRIMARY USE
--------                         -------          ---------          -----------
West Point, GA.........  1241 O.G. Skinner Drive  Own        Corporate Admin. Offices
West Point, GA.........  206 West 9th Street      Lease      Network Operations Center
Montgomery, AL.........  1450 Ann Street          Lease      Headend & Technical Offices
Columbus, GA...........  1701 Boxwood Place       Lease      Admin. Offices & Headend
Panama City, FL........  13200 P.C.B. Pkwy.       Lease      Admin. Offices & Headend
Augusta, GA............  3714 Wheeler Road        Own        Admin. Offices & Headend
Charleston, SC.........  4506 Dorchester Road     Own        Admin. Offices and Headend
Huntsville, AL.........  2401 10th Street         Own        Admin. Offices and Headend

     In addition to these properties, we also hold operating leases for hub sites in each market. Our principal physical assets consist of fiber optic and coaxial broadband network and equipment, located either at the equipment site or along the network. Our distribution equipment along the network is generally attached to utility poles we own or use under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. Our franchises give us rights of way for our network. The physical components of the networks require maintenance and periodic upgrading to keep pace with technological advances. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

LEGAL PROCEEDINGS

     In the normal course of business, we are subject to litigation. However, in our opinion, there is no legal proceeding pending against us which would have a material adverse effect on our financial position, results of operations, or liquidity. We are also party to regulatory proceedings affecting the relevant segments of the communications industry generally.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following individuals are the current directors and executive officers of KNOLOGY, Inc. These individuals include most of the members of management of KNOLOGY Holdings at KNOLOGY, Inc. who became our management when we became the holding company for KNOLOGY Holdings and other companies. Five additional directors will be appointed in November 1999.

NAME                                                 AGE                    POSITION
----                                                 ---                    --------
Rodger L. Johnson..................................  51   President, Chief Executive Officer and
                                                          Director
Felix L. Boccucci, Jr. ............................  42   Chief Financial Officer and Vice President
                                                            of Business Development
Anthony J. Palermo, Jr. ...........................  45   Vice President of Operations
Chad S. Wachter....................................  33   Vice President, General Counsel and
                                                            Secretary
Marcus R. Luke, Ph.D. .............................  44   Chief Technology Officer
James T. Markle....................................  40   Vice President of Network Operations
Bret T. McCants....................................  40   Vice President of Network Construction and
                                                            Maintenance
Peggy B. Warner....................................  48   Vice President of Marketing and Carrier
                                                            Sales
Campbell B. Lanier, III(1).........................  49   Chairman of the Board of Directors
Richard Bodman.....................................  61   Nominee for Director
Alan A. Burgess(1).................................  64   Nominee for Director
Donald W. Burton(2)................................  55   Nominee for Director
L. Charles Hilton, Jr.(1)..........................  68   Nominee for Director
William H. Scott, III(2)...........................  52   Director
Donald W. Weber(2).................................  63   Nominee for Director

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation and Stock Option Committee.

     Rodger L. Johnson was named as our President and Chief Executive Officer and as a director in October 1999. He has served as the President of KNOLOGY Holdings since May 1999 and as its Chief Executive Officer and a director since June 1999. Prior to joining KNOLOGY Holdings, Mr. Johnson had served as President and Chief Executive Officer, as well as a Director, of Communications Central Inc., a provider of coin-operated and inmate telephones, since November 1995. Prior to joining Communications Central, Mr. Johnson served as the President and Chief Executive Officer of JKC Holdings, Inc., a consulting company providing advice to the information processing industry. In that capacity, Mr. Johnson also served as the Chief Operating Officer of Infomed Systems, Inc., a publicly-held medical software manufacturer. Mr. Johnson will retain his positions and continue to serve both JKC Holdings, Inc. and Infomed Systems, Inc. in a more limited management capacity for the immediately foreseeable future. Before founding JKC Holdings, Inc., Mr. Johnson served for approximately eight years as the President and Chief Operating Officer and as the President and Chief Executive Officer of Brock Control Systems, Inc., a publicly-held sales and marketing software provider.

     Felix L. Boccucci, Jr. has served as our Chief Financial Officer and Vice President of Business Development since October 1999. He has served as Vice President of Business Development of KNOLOGY Holdings since August 1997. He served as our Chief Financial Officer, Treasurer and Secretary from November 1995 through August 1997. In addition, he currently serves as our Interim Chief Financial Officer and Chief Financial Officer for Interstate and Valley Telephone Companies. From October 1994 until December 1995, Mr. Boccucci served as Vice President Finance Broadband of ITC Holding. Prior to such time, Mr. Boccucci worked for GTE Corporation, a telecommunications company, which merged with Contel Corporation in March 1991. From May 1993 to October 1994, he served as a Senior Financial Analyst for GTE. From 1991 to 1993, Mr. Boccucci served as Financial Director for

GTE's Central Area Telephone Operations. From 1987 to 1991, he was the Assistant Vice President controller in charge of Contel's Eastern Region Telephone Operations comprising 13 companies in twelve states.

     Anthony J. Palermo, Jr. has served as our Vice President of Operations since July 1999. Prior to joining KNOLOGY, Mr. Palermo served as a consultant to Nokia and Optima Technologies from November 1998 through July 1999. From November 1995 to November 1998, Mr. Palermo was employed at Communications Central, Inc., where he served as Vice President of Sales, Marketing, and Operations. Prior to Communications Central, Inc. he spent six years at Brock Control Systems as Vice President of Operations and Chief Operating Officer. Mr. Palermo has also spent eleven years in the communications industry with AT&T Long Lines and RCA-Cylix.

     Chad S. Wachter has served as our Vice President, General Counsel and Secretary since October 1999. He joined KNOLOGY Holdings as its General Counsel and Secretary in August 1998. From April 1997 to August 1998, Mr. Wachter served as Assistant General Counsel of Powertel, Inc., an affiliate of ITC that operates cellular and PCS businesses. From May 1990 until April 1997, Mr. Wachter was an associate and then a partner with Capell, Howard, Knabe & Cobbs, P.A. in Montgomery, Alabama.

     Marcus R. Luke, Ph.D. has served as our Chief Technology Officer since October 1999. He has served as the Chief Technology Officer of KNOLOGY Holdings since August 1997. Prior to this he served as the Vice President of Network Construction of KNOLOGY Holdings from November 1995 until August 1997, and Director of Engineering of Cybernet Holding, L.L.C., from May 1995 until November 1995. Prior to joining KNOLOGY Holdings, Dr. Luke served as Southeast Division Construction Manager for TCI from July 1993 to May 1995. From July 1987 to June 1993, he served as Area Technical Manager for TCI's southeast area, which included Montgomery. Dr. Luke worked for Storer Communications Inc. from 1985 to 1987 as Vice President of Engineering. Prior to 1985, he spent 12 years in various engineering and management positions with Storer Communications Inc.

     James T. Markle joined us in October 1999 as our Vice President of Network Operations. He has served as Vice President of Network Operations for KNOLOGY Holdings since March 1999. Prior to joining KNOLOGY Holdings, Mr. Markle was employed by MindSpring Enterprises, Inc. where he served as the Executive Vice President of Network Operations from March 1998 and as Vice President of Network Operations from April 1995. Prior to joining MindSpring, from April 1994 until April 1995, Mr. Markle served as the Director of Technical Support for Concert Communications Co., a telecommunications company. From August 1990 to April 1994, Mr. Markle served as Senior Manager of Network Operations for MCI Communications, a telecommunications company. Mr. Markle served in various operation positions at SouthernNet/Telecom*USA, including Director of Operations for a multistate region, from July 1985 until July 1990.

     Bret T. McCants has served as our Vice President of Network Services since October 1999. He has served as the Vice President of Network Services of KNOLOGY Holdings since April 1997. Prior to joining KNOLOGY Holdings, Mr. McCants was a co-founder of CSW Communications. From January 1996 to April 1997 he served as CSW Communications, Director of Operations, and from 1994 to 1996, he participated in the development and managed the deployment of voice, data and interactive energy management equipment to homes in Laredo, Texas. Prior to joining CSW Communications, Mr. McCants served in various capacities with Central Power and Light Company including as Corporate Manager of Commercial and Small Industrial Marketing from 1992 to 1994, and as Business Manager from 1990 to 1992. From 1982 to 1990, Mr. McCants held several positions in the Sales, Marketing and Engineering departments at Central Power and Light Company.

     Peggy B. Warner joined us as our Vice President of Marketing and Carrier Sales in October 1999. She has been the Vice President of Marketing and Carrier Sales of KNOLOGY Holdings since January 1998. Prior to joining KNOLOGY Holdings, from February 1995 to December 1997, Ms. Warner held various positions at SCANA Communications, Inc., including Manager Sales, Marketing and Customer Service and General Manager. While at SCANA Communications, Inc., Ms. Warner was responsible for the company's fiber optic carriers' carrier and 800 MHz trunked radio lines of business. Prior to that time, from December 1993 to January 1994, she was an Executive National Accounts Manager with MCI Telecommunications Corporation where she developed and managed a nationwide Government Systems regional sales organization. Ms. Warner also held various other sales and marketing management positions with MCI between May 1986 and January 1995. She was an Account Manager with AT&T Information Systems between January 1983 and April 1986, and she held various sales positions with BellSouth prior to 1983.

     Campbell B. Lanier, III has been one of our directors and our Chairman of the Board since our inception. He has served as a director of KNOLOGY Holdings since November 1995. Mr. Lanier serves as Chairman of the Board and Chief Executive Officer of ITC Holding and has served as a director of ITC Holding since the company's inception in 1989. In addition, Mr. Lanier is an officer and director of several ITC Holding subsidiaries. Mr. Lanier also is Chairman of the Board and a director of ITC DeltaCom, Inc., which provides wholesale and retail telecommunications services; Powertel, Inc., which provides wireless communications services; MindSpring Enterprises, Inc., an Internet services provider; and Vista Eyecare, Inc., a full service optical retailer. Mr. Lanier has served as a Managing Director of South Atlantic Private Equity Fund, IV, Limited Partnership since July 1997.

     Richard Bodman has been nominated to serve as one of our directors. He has been a director of KNOLOGY Holdings since June 1996. Mr. Bodman is currently the Managing General Partner of AT&T Ventures. From August 1990 to May 1996, Mr. Bodman served as Senior Vice President of Corporate Strategy and Development for AT&T. Mr. Bodman also is currently a director of the following public companies:
Internet Security Systems, Inc., Tyco International Inc. and Young and Rubicam Inc.

     Alan A. Burgess has been nominated to serve as one of our directors. He has served as a director of KNOLOGY Holdings since January 1999. From 1967 until his retirement in 1997, Mr. Burgess was a partner with Andersen Consulting. Over his thirty-year career he held a number of positions as Managing Partner, including Managing Partner of Regulated Industries from 1974 to 1989. In 1989 he assumed the role of Managing Partner of the Communications Industry Group. In addition, he served on Andersen Consulting's Global Management council and was a member of the Partner Income Committee. Mr. Burgess is also the Chief Financial Officer of Seventh Wave Technologies, Inc.

     Donald W. Burton has been nominated to serve as one of our directors. He has been a director of KNOLOGY Holdings since January 1996. Since January 1981, he has served as Managing General Partner of South Atlantic Venture Fund I, II and III, Limited Partnerships and Chairman of South Atlantic Private Equity Fund IV, Limited Partnership. Mr. Burton has been the general partner of The Burton Partnership, Limited Partnership since October 1979. Since January 1981, he has served as President of South Atlantic Capital Corporation. Mr. Burton also serves on the board of directors of several ITC companies, including ITC Holding, ITC DeltaCom and Powertel. He is a director of the Heritage Group of Mutual Funds and several private companies. Mr. Burton also serves as a director of the National Venture Capital Association.

     L. Charles Hilton, Jr. has been nominated to serve as one of our directors. He has served as a director of KNOLOGY Holdings since KNOLOGY Holdings acquired the beach cable system in Panama City, Florida in December 1997. Mr. Hilton was the founder and sole stockholder of Beach Cable, Inc., and served as its Chief Executive Officer from 1991 to December 1997. Since 1958, Mr. Hilton has served as Chairman and Chief Executive Officer of Gulf Asphalt Corporation, a general construction firm. Mr. Hilton has been a partner in the law firm of Hilton, Hilton, Kolk & Roesch since 1984, and currently serves as Chief Executive Officer of Hilton, Inc., a family corporation which owns and operates various commercial buildings in Bay County, Florida. He also is a member of the board of directors of several private companies.

     William H. Scott, III has been one of our directors since our inception, and he has served as a director of KNOLOGY Holdings since November 1995. He has served as President of ITC Holding since December 1991 and has been a director of ITC since May 1989. He also is an officer and director of several other ITC Holding subsidiaries. In addition, Mr. Scott is a director of Powertel, ITC DeltaCom, MindSpring, Innotrac Corporation, which provides customized technology-based marketing support services, HeadHunter.NET, Inc., a company providing online recruiting services to employers, recruiters, and job-seekers, and nFront, Inc., a provider of full-service Internet banking solutions for community banks.

     Donald W. Weber has been nominated to serve as one of our directors. He has served as a director of KNOLOGY Holdings since August 1998. Since 1997, Mr. Weber has been a consultant and private investor. Since 1995, Mr. Weber served as President and Chief Executive Officer of ViewStar Entertainment Services, Inc., a digital satellite services company. From 1987 to 1991, Mr. Weber held various executive positions, including President and Chief Executive Officer, and served as a director of Contel Corporation, a telecommunications company. Currently, Mr. Weber serves as director of Powertel, Inc., Pegasus Communications Corporation, a media and communications company, HeadHunter.net, an online job recruiting company, and HIE, Inc., a health care software provider.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our Board currently has two committees, the Audit Committee and the Compensation and Stock Option Committee.

     The Audit Committee, among other things:

     - recommends the firm to be appointed as independent accountants to audit our financial statements;

     - discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our interim and year-end operating results;

     - considers the adequacy of our internal accounting controls and audit procedures; and

     - reviews the non-audit services to be performed by the independent accountants.

The members of the Audit Committee will be Messrs. Hilton, Burgess and Lanier.

     The Compensation and Stock Option Committee reviews and recommends the compensation arrangements for management and administers our stock option plans. The members of the Compensation and Stock Option Committee will be Messrs. Scott, Weber, and Burton.

EXECUTIVE COMPENSATION

     Our executive officers were appointed in October 1999. However, as all of our executive officers were executive officers of KNOLOGY Holdings, Inc. immediately prior to our formation, we have set forth below the compensation received by our executive officers from KNOLOGY Holdings for the fiscal years ended December 31, 1998, 1997 and 1996. The following table provides compensation information for our chief executive officer and the most highly compensated other executive officers whose total annual salary and bonus exceed $100,000. We will use the term "named executive officers" to refer to these people later in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                            COMPENSATION AWARDS
                                                                       -----------------------------
                                          ANNUAL COMPENSATION          SECURITIES
                                    --------------------------------   UNDERLYING       ALL OTHER
                                    YEAR(1)      SALARY       BONUS    OPTIONS(2)    COMPENSATION(3)
                                    -------     --------     -------   -----------   ---------------
Rodger L. Johnson.................   1998             --          --           --             --
  President &
     Chief Executive Officer(4)
William E. Morrow.................   1998       $134,539     $76,800      105,000        $ 8,014
  Former President &                 1997        102,462(5)   22,602       45,000         24,526
     Chief Executive Officer
Felix L. Boccucci, Jr.............   1998         98,250      33,385        7,500             --
  Chief Financial Officer and        1997         92,430       9,473           --         36,159(7)
     Vice President of               1996         84,015      46,102     16,516.5         68,464(8)
     Business Development(6)

                                                                                 LONG TERM
                                                                            COMPENSATION AWARDS
                                                                       -----------------------------
                                          ANNUAL COMPENSATION          SECURITIES
                                    --------------------------------   UNDERLYING       ALL OTHER
                                    YEAR(1)      SALARY       BONUS    OPTIONS(2)    COMPENSATION(3)
                                    -------     --------     -------   -----------   ---------------
Bret T. McCants...................   1998       $101,494     $29,926       30,000        $ 5,041
  Vice President of                  1997         58,847(9)   21,177       10,500         35,535
     Network Construction
     and Maintenance
Marcus R. Luke....................   1998         97,307      31,275       22,500          4,800
  Chief Technology Officer           1997         90,292       6,102           --          5,111
                                     1996         72,547       7,102        6,405          5,076

---------------

(1) As noted above, all of the named executive officers were initially employed by KNOLOGY Holdings, Inc. The compensation table reflects the compensation earned from KNOLOGY Holdings.
(2) All options are exercisable for shares of our common stock.
(3) Includes car allowances, relocation expenses and premiums on life insurance.
(4) Mr. Johnson has served as the president of KNOLOGY Holdings since May 1999 and as its chief executive officer since June 1999.
(5) Reflects amounts paid to Mr. Morrow based on an annual salary rate of approximately $120,000.
(6) Mr. Boccucci served as chief financial officer, treasurer and secretary of KNOLOGY Holdings from November 1995 through August 1997.
(7) Includes grants of ITC Holding capital stock valued at $30,789 at the time of grant.
(8) Includes grants of ITC Holding capital stock valued at $63,448 at the time of grant.
(9) Reflects amounts paid to Mr. McCants based on an annual salary rate of approximately $90,000.

INCENTIVE COMPENSATION PLAN

     We assumed KNOLOGY Holding, Inc.'s stock option plan as of November 1999. Each outstanding option to purchase stock of KNOLOGY Holdings was converted into an option to purchase one share of our common stock at the time we assumed the stock option plan.

     Our stock option plan allows us to grant options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, as well as non-qualifying options to our key employees and non-employee directors of KNOLOGY, Inc. and those of our subsidiaries. The stock option plan authorizes the issuance of up to 6,000,000 shares of common stock pursuant to options granted under the plan. The maximum number of shares subject to options that may be awarded under the plan to any person is 1,800,000 shares. The Compensation and Stock Option Committee of the board of directors administers the plan and grants options to purchase common stock.

     The exercise price for incentive stock options granted under the stock option plan must be at least 100% of the fair market value of the common stock on the date of grant and must be at least 110% to an optionee beneficially owning more than 10% of the outstanding common stock. The exercise price for non-incentive stock options granted under the plan must be at least the par value of the common stock. The maximum option term is ten years, or five years to an optionee beneficially owning more than 10% of the outstanding common stock. Options may be exercised at any time after grant except as otherwise provided in the particular option agreement. There is also a $100,000 limit on the value of common stock covered by incentive stock options that become exercisable by an optionee in any year. The board of directors may amend, suspend or terminate the stock option plan for shares of common stock for which options have not been granted.

     Upon assumption of the KNOLOGY Holdings plan on November 1, 1999, we had options to purchase 1,160,700 shares of common stock outstanding pursuant to the stock option plan.

     The following table sets forth the information concerning individual grants of stock options by KNOLOGY Holdings during the fiscal year ended December 31, 1998 to each of the named executive officers during such periods and reflects the conversion into our options. No stock appreciation rights have been granted.

                       OPTION GRANTS IN LAST FISCAL YEAR
                             INDIVIDUAL GRANTS (1)

                                             PERCENT OF
                                            TOTAL OPTIONS
                           NUMBER OF         GRANTED TO
                           SECURITIES       EMPLOYEES IN
                       UNDERLYING OPTIONS    FISCAL YEAR
        NAME                GRANTED              (2)        EXERCISE PRICE      GRANT DATE      EXPIRATION DATE
        ----           ------------------   -------------   --------------   ----------------   ----------------
Rodger L. Johnson....            --               --               --                      --                 --
  President & Chief
    Executive Officer
William E. Morrow....       420,000             18.6%           $2.50        February 4, 1998   February 4, 2008
  Former President
    and Chief
    Executive Officer
Felix L. Boccucci,           30,000              1.3             2.50        February 4, 1998   February 4, 2008
  Jr.................
  Vice President of
    Business
    Development
Bret T. McCants......       120,000              5.3             2.50        February 4, 1998   February 4, 2008
  Vice President of
    Network
    Construction and
    Maintenance
Marcus R. Luke.......        90,000              4.0             2.50        February 4, 1998   February 4, 2008
  Chief Technology
    Officer

                        POTENTIAL REALIZED
                         VALUE AT ASSUMED
                       ANNUAL RATES OF STOCK
                        PRICE APPRECIATION
                        FOR OPTION TERM (3)
                       ---------------------
        NAME              5%         10%
        ----           --------   ----------
Rodger L. Johnson....        --           --
  President & Chief
    Executive Officer
William E. Morrow....  $660,450   $1,673,700
  Former President
    and Chief
    Executive Officer
Felix L. Boccucci,       47,175      119,550
  Jr.................
  Vice President of
    Business
    Development
Bret T. McCants......   188,700      478,200
  Vice President of
    Network
    Construction and
    Maintenance
Marcus R. Luke.......   141,525      358,650
  Chief Technology
    Officer

---------------

(1) All options are exercisable for shares of common stock and are granted under the stock option plan. Such options generally vest over five years unless such person's employment is terminated, in which case options that have not vested at that time will terminate.
(2) Based on 2,261,496 options granted.
(3) These amounts are based on compounded annual rates of stock price appreciation of five and ten percent over the 10-year term of the options, are mandated by rules of the Securities and Exchange Commission and are not indicative of expected stock price performance. Actual gains, if any, on stock option exercises are dependent on future performance of the common stock, overall market conditions, as well as the option holders' continued employment throughout the vesting period. The amounts reflected in this table may not necessarily be achieved or may be exceeded.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     None of the named executive officers exercised stock options during the fiscal year ended December 31, 1998. Since our common stock is not traded, we have no presently available estimates of the market value of such shares at December 31, 1998.

COMPENSATION OF DIRECTORS

     Our directors do not receive directors' fees. Directors are reimbursed for their reasonable out-of-pocket travel expenditures. Our directors are also eligible to receive grants of stock options under our Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of our Compensation and Stock Option Committee are Messrs. Scott, Weber and Burton. We have no compensation committee interlocks or insider participation.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     We were formed in 1998 to serve as a holding company of KNOLOGY Holdings, Inc., Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc. We have described below certain relationships and related transactions of our subsidiaries prior to our ownership of such companies.

     We have adopted a policy requiring that any material transactions between us and others affiliated with our officers, directors or principal stockholders be on terms no less favorable to us than reasonably could have been obtained in arm's-length transactions with independent third parties.

TRANSACTIONS WITH ITC COMPANIES

     In November 1999, we acquired KNOLOGY Holdings, Inc., Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc. from ITC Holding Company, Inc., our parent company. ITC Holding contributed to us stock representing approximately 85% of the outstanding equity of KNOLOGY Holdings, Inc., stock representing 100% of each of Interstate Telephone, Valley Telephone, Globe Telecommunications and ITC Globe, 272,832 shares of preferred stock of ClearSource, Inc., approximately $5.6 million in cash to be used for required subscription payments to ClearSource and a note of KNOLOGY Holdings in the principal amount of $13 million.

     Concurrently with this November 1999 acquisition, we completed an exchange with other KNOLOGY Holdings stockholders in which we received KNOLOGY Holdings common stock and preferred stock in exchange for our common stock and Series A preferred stock. We now hold 100% of the outstanding capital stock of KNOLOGY Holdings.

     Prior to this November 1999 acquisition, ITC Holding indirectly owned approximately 85% of the outstanding capital stock of KNOLOGY Holdings, and 100% of the outstanding capital stock of Interstate Telephone, Valley Telephone, Globe Telecommunications and ITC Globe. As of December 31, 1998, Campbell B. Lanier, III beneficially owned approximately 23% of the common stock of ITC Holding, and William Scott and Donald Burton beneficially owned approximately 1% and 8%, respectively, of the common stock of ITC Holding.

     Mr. Lanier and Mr. Scott serve as executive officers and directors of ITC Holding and as executive officers and directors of a number of ITC companies, including ITC DeltaCom and Powertel, Inc. Mr. Burton serves as a director of several ITC companies, including ITC Holding, ITC DeltaCom and Powertel. Felix Boccucci served as an executive officer of ITC Holding prior to October 1997. Mr. Boccucci currently serves as Chief Financial Officer of Interstate Telephone and Valley Telephone.

     In October 1999, we entered into a mutual services agreement with ITC Service Company. Under this agreement, the companies will provide certain services and facilities to each other.

     In October 1999, a subsidiary of ITC Holding agreed to lend up to $13 million to KNOLOGY Holdings under a line of credit which matures on December 31, 1999. Interest accrues on the loan at a rate of 11 3/4% per year. This loan is subordinate to the senior secured credit facility KNOLOGY Holdings has with First Union National Bank and First Union Capital Markets.

     In November 1999, after the contribution and exchange discussed above, a subsidiary of ITC Holding agreed to lend us up to $30 million under a line of credit. The proceeds of this loan are to be used for construction of the network by KNOLOGY Holdings and for working capital. This loan accrues interest at a rate of 11 3/4% per year and has a maturity date of March 31, 2000. Under the terms of this loan, the ITC Holding subsidiary has the right, until the maturity date, to convert all of the principal and interest of the loan into options to purchase shares of our Series A stock.

     ITC Holding occasionally provides certain administrative services, such as legal and tax-planning services, for us. The costs of these services are charged to us based primarily on the salaries and related expenses for certain ITC Holding executives and an estimate of their time spent on projects for us. For the year ended December 31, 1998, KNOLOGY Holdings recorded $102,000 in selling, operations, administrative and rent expenses related to these services. We feel that the methodology used to calculate the amounts charged is reasonable.

     Certain of ITC Holding's other wholly owned or majority-owned subsidiaries provide various services to us and/or receive services from us. These entities include Intercall, Inc., which provides conference calling services to us. In addition, we receive services from ITC DeltaCom, Inc., an affiliate of ITC Holding, which provides long distance and related services to us and leases capacity on certain of its fiber routes to us. ITC Holding also holds equity investments in entities which do business with us, including Powertel, Inc., which provides cellular services; and MindSpring Enterprises, Inc., which is a regional provider of Internet access and which purchases local Internet transport services from us. For the year ended December 31, 1998, KNOLOGY Holdings received services from these affiliated entities in the amount of $1,681,000, which is reflected in cost of services and selling, operations, and administrative expenses in our statement of operations. We feel that our transactions with these affiliated entities are representative of arm's-length transactions.

     Relatives of ITC Holding' stockholders are stockholders and employees of our insurance provider. The costs charged to KNOLOGY Holdings for insurance services were approximately $386,000 for the year ended December 31, 1998.

SALES OF CAPITAL STOCK

     In December 1995 and January 1996, in connection with its initial capitalization, KNOLOGY Holdings issued to certain of its current stockholders 7,780 shares of its preferred stock at a purchase price of $1,000 per share, for an aggregate amount of $7,780,000. ITC Holding contributed $4,000,000 plus all of its direct and indirect interests in Cybernet Holding, L.L.C. and in KNOLOGY of Columbus, Inc. in exchange for preferred stock.

     In April 1996, in connection with a private placement of its preferred stock, KNOLOGY Holdings issued to certain of its stockholders 9,312 shares of its preferred stock for a purchase price of $1,200 per share, for an aggregate amount of $11,174,400. In connection with this private placement, ITC Holding, the AT&T venture funds, KNOLOGY Holdings and others entered into an Agreement Among Stockholders, which was amended and restated as of July 28, 1997. Pursuant to the agreement, all parties agreed to take all action within their respective power as may be required, for as long as AT&T Venture Fund I, L.P. owns more than 5% of KNOLOGY Holdings' equity securities, to elect one director designated by each such 5% stockholder.

     In February 1997, KNOLOGY Holdings issued 8,960 shares of preferred stock to certain of its current stockholders for a purchase price of $1,200 per share, for an aggregate amount of $10,752,000. As part of this private placement, ITC Holding, Century Telephone, South Atlantic and the AT&T venture funds contributed $4,302,000, $2,096,400, $1,000,800 and $1,416,000, respectively, in exchange for such preferred stock. In January 1997 and July 1998, KNOLOGY Holdings repurchased the preferred stock from Century Telephone and South Atlantic, respectively.

     KNOLOGY Holdings is a party to a Stockholders' Agreement dated December 8, 1995, as amended, with all of its stockholders. No party to the stockholders' agreement may transfer any of KNOLOGY Holdings' capital stock, rights or options held by such party to third parties without having offered rights of first refusal to purchase such securities to KNOLOGY Holdings.

     In October 1997, KNOLOGY Holdings issued approximately 21,400 shares of its preferred stock to qualified investors an equity private placement for a purchase price of $1,500 per share, for an aggregate amount of approximately $32.2 million. ITC Holding, Century Telephone, South Atlantic, AT&T venture funds and SCANA Communications, Inc. purchased approximately $10.0 million, $2.5 million, $5.5 million, $5.0 million and $5.0 million of preferred stock, respectively, in an equity private placement.

     In October 1997, KNOLOGY Holdings also completed a private offering of 444,100 units, each of which consisted of one 11 7/8% senior discount note and one warrant to purchase .003734 shares of its preferred stock at an exercise price of $.01 per share for $444.1 million aggregate principal amount at maturity yielding net proceeds of approximately $242.4 million. The senior discount notes issued in the offering were subsequently exchanged for substantially identical exchange notes that had been registered under the Securities Act of 1933, as amended, in an exchange offer that expired on March 24, 1998.

     In November 1999, we completed an exchange with other KNOLOGY Holdings stockholders, including AT&T venture funds, in which we exchanged our common stock and preferred stock for KNOLOGY Holdings common stock and preferred stock. Through this exchange offering, we acquired 7,113 shares of Series A preferred stock of KNOLOGY Holdings from AT&T for 4,267,800 shares of our Series A preferred stock.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of October 1, 1999, adjusted to reflect the November 1999 transaction in which, among other things, ITC Holding and other stockholders of KNOLOGY Holdings exchanged their KNOLOGY Holdings stock and certain other assets for stock in our company, and immediately following the distribution regarding beneficial ownership of our voting capital stock by (i) each person known by us to beneficially own more than 5% of our outstanding voting capital stock, (ii) each or our directors,
(iii) each of our executive officers, and (iv) all of our directors and executive officers as a group. Unless otherwise indicated, the address of each of the named individuals is c/o KNOLOGY, Inc., 1241 O.G. Skinner Drive, West Point, Georgia 31833.

                                                                                                   PERCENT OF VOTING
                                                                                                   CAPITAL STOCK(3)
                                       AMOUNT AND NATURE OF         AMOUNT AND NATURE OF      ---------------------------
                                       BENEFICIAL OWNERSHIP         BENEFICIAL OWNERSHIP         BEFORE         AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER  BEFORE DISTRIBUTION(1)      AFTER DISTRIBUTION(1)(2)    DISTRIBUTION   DISTRIBUTION
------------------------------------  ----------------------      -------------------------   ------------   ------------
ITC Holding Company, Inc.
InterCall, Inc.(4)..............               43,918,649(5)                     --               82.5%             *
AT&T Venture Funds(6)...........                4,267,800(5)              4,267,800                7.9            7.8%
Richard Bodman(6)...............                4,267,800(5)              4,267,800                7.9            7.8
Felix L. Boccucci, Jr.(7).......                   58,852(5)                110,102                  *              *
Marcus R. Luke(8)...............                   31,296(5)                 91,950                  *              *
James T. Markle.................                       --                        --                  *              *
Bret McCants(9).................                   25,800(5)                 86,458                  *              *
Peggy A. Warner.................                       --                    45,000                  *              *
Rodger L. Johnson...............                       --                        --                  *              *
Anthony J. Palermo..............                       --                        --                  *              *
Peggy B. Warner.................                       --                        --                  *              *
Chad S. Wachter.................                       --                        --                  *              *
Campbell B. Lanier..............               43,918,649(5)(9)          10,627,733               82.5           19.3
Donald W. Weber.................                       --                    41,557                  *              *
Donald W. Burton................                       --                   131,893                  *              *
L. Charles Hilton, Jr...........                       --                   379,033                  *              *
William H. Scott, III...........               43,918,649(5)(9)           1,146,804                  *            2,1
Alan A. Burgess.................                       --                        --                  *              *
All Named Executive Officers and
  Directors as a Group (15
  persons)(7)(8)................               48,243,545                16,928,329               30.8%          31.1%

---------------
*   Less than 1%
(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days from October 1, 1999. More than one person may be deemed to be a beneficial owner of the same securities. All persons shown in the table above have sole voting and investment power, except as otherwise indicated. Except as otherwise noted, all voting capital stock listed in the table above consists of our Series A preferred stock.
(2) Provides for a 600-to-1 stock split in November 1999.
(3) For the purpose of computing the percentage ownership of each beneficial owner, any securities which were not outstanding but which were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within 60 days were deemed to be outstanding in determining the percentage owned by such person, but were not deemed outstanding in determining the percentage owned by any other person.
(4) The address of ITC Holding, Inc. and InterCall, Inc. is 1211 O.G. Skinner Drive, West Point, Georgia 31833. InterCall is a wholly owned subsidiary of ITC Holding.

(5) Represents shares of Series A preferred stock convertible to common stock using a ratio of 150:1 shares of Series A preferred stock to common stock for the purpose of this table.
(6) The address of each of the AT&T venture funds and of Mr. Bodman is 2 Wisconsin Circle, #610, Chevy Chase, Maryland 20815. Includes 325,800 shares owned by AT&T Venture Fund I, L.P., of which Venture Management I, a general partnership, is the general partner, of which Mr. Bodman is the managing general partner; 2,931,600 shares owned by AT&T Venture Fund II, L.P., of which Venture Management, L.L.C. is the general partner, of which Mr. Bodman is a manager; includes 153,600 shares owned by Special Partners Fund, L.P., of which Venture Management III, L.L.C. is the general partner, of which Mr. Bodman is a manager; and includes 856,800 shares owned by Special Partners Fund International, L.P., of which the investment general partner is Venture Management III, L.L.C., of which Mr. Bodman is a manager. Each of the respective AT&T venture funds has sole voting and investment power with respect to the shares beneficially owned by such fund.
(7) Includes options to purchase 52,852 shares of common stock which are currently exercisable.
(8) Includes options to purchase 20,496 shares of common stock which are currently exercisable.
(9) These are the shares owned by InterCall, Inc., of which Messrs. Lanier and Scott are directors. Messrs. Lanier and Scott disclaim beneficial ownership of these shares.

                           DESCRIPTION OF SECURITIES

     The following summary description of our capital stock is not a complete description and is subject to the provisions of our Certificate of Incorporation and our Bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We currently have 200,000,000 shares of common stock authorized and 60,000 shares of common stock outstanding. We currently have 200,000,000 shares of preferred stock authorized of which 75,000,000 shares are designated as Series A preferred stock and 50,000,000 shares are designated as Series B preferred stock. We have 48,739,711 shares of Series A preferred stock outstanding and 21,052,632 shares of Series B preferred stock outstanding.

COMMON STOCK

     Voting Rights. Each holder of common stock is entitled to attend all special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of common stock are entitled to one vote per share.

     Liquidation Rights. In the event of any dissolution, liquidation or winding up of our company, whether voluntary or involuntary, holders of common stock and the holders of all other classes of stock entitled to participate therewith, are entitled to participate in the distribution of any assets of our company remaining after we have paid, or provided for payment of, all of our debts and liabilities and after we have paid, or set aside for payment, the full preferential amounts to the holders of any class of stock having preference over the common stock in the event of a dissolution, liquidation or winding up.

     Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board of directors out of any assets legally available for such dividends.

     Transfer Restrictions. Any holder of shares of common stock that decides to sell its shares of common stock must first offer those shares to us before it can offer the shares to a third party. Any common stock held by one of our employees is subject to our right to repurchase such common stock at fair market value upon such employee's termination of employment.

AUTHORIZED PREFERRED STOCK

     Our Certificate of Incorporation authorizes our board of directors to issue, from time to time and without further stockholder action, except as required by applicable law, one or more series of preferred stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights, conversion privileges and other rights. The issuance of additional preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. Preferred stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock and existing series of preferred stock, and could discourage attempts to obtain control of our company.

SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK

     Voting Rights. Except as otherwise required by law, the holders of shares of Series A preferred stock and Series B preferred stock are entitled to attend all special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of Series A preferred stock and Series B preferred stock will vote with holders of common stock on an as-converted basis. In addition, holders of Series A preferred stock and Series B preferred stock are entitled to a separate class vote on:

     - the issuance of any additional Series A preferred stock or Series B preferred stock;

     - the creation of any class or series of capital stock with preference to the Series A preferred stock or Series B preferred stock; and

     - a merger, recapitalization, liquidation, or sale of substantially all of our assets.

     Liquidation Rights. In the event of any dissolution, liquidation or winding up of our company, whether voluntary or involuntary, the holders of shares of our Series A preferred stock and Series B preferred stock are entitled to receive, out of our assets legally available for distribution to stockholders, a liquidation value equal to the greater of (1) the initial per-share purchase price of $2,850 in the case of Series A preferred stock or Series C preferred stock and $2,850 in the case of Series B preferred stock, or
(2) the amount such holder would have received had his Series A preferred stock or Series B preferred stock been converted into common stock immediately before the liquidation event. This distribution must be paid prior to any distribution with respect to the common stock. After the Series A preferred stock and Series B preferred stock liquidation distribution has been made and after the holders of shares of any other class or series of stock having preference over the common stock in the event of dissolution, liquidation or winding up have received the full preferential amounts to which they are entitled, the holders of shares of common stock and any other class or series of stock entitled to participate with the common stock will participate in the distribution of any of our remaining assets. If the assets distributable upon such dissolution, liquidation or winding up are insufficient to pay cash in an amount equal to the Series A preferred stock and Series B preferred stock liquidation distribution to the holders of shares of preferred stock, then such assets or the proceeds of such assets will be distributed among the holders of the Series A preferred stock and Series B preferred stock ratably in proportion to the respective amounts of the Series A preferred stock and Series B preferred stock liquidation distributions to which they otherwise would be entitled.

     Dividends. The Series A preferred stock and Series B preferred stock will participate on an as-converted basis in all dividends payable to the holders of our common stock.

     Conversion Into Common Stock. The Series A preferred stock and Series B preferred stock is convertible at any time at the option of the holder into the number of shares of common stock determined by dividing the liquidation value by the conversion price then in effect. The conversion price equals the initial per-share purchase price of $2,850 in the case of Series A preferred stock and $2,850 in the case of Series B preferred stock, subject to adjustments for stock dividends, stock splits and similar transactions affecting the common stock, as well as issuances of common stock and common stock equivalents other than options and stock issued pursuant to employee benefit plans at less than the conversion price then in effect. The shares of Series A preferred stock and Series B preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock at the conversion price, as adjusted for any stock split or reclassification, upon our completion of an underwritten public offering of common stock resulting in proceeds to us of at least $50 million prior to expenses and underwriting commissions.

     Preemptive Rights. Each holder of shares of Series A preferred stock or Series B preferred stock that represents, on an as-converted basis, at least 5% of our outstanding capital stock will have the right to purchase its pro-rata share of 75% of any future offerings of our equity securities. This preemptive right does not apply to issuances pursuant to employee benefit plans or issuances for non-cash consideration.

     Transfer Restrictions. Any holder of shares of Series A preferred stock or Series B preferred stock that decides to sell its shares of Series A preferred stock or Series B preferred stock must first offer those shares to us before it can offer the shares to a third party.

     Registration Rights. Shares of our common stock issued or issuable upon the conversion of Series A preferred stock and Series B preferred stock have the benefit of various registration rights. Holders of at least 25% of the registrable securities may require us to effect up to two long-form registrations, subject to reasonable deferral rights on our part. Holders of Series A preferred stock and Series B preferred stock also have unlimited piggyback rights, subject to customary underwriter cutbacks.

     Options

     We have granted options to purchase 6,315,789 shares of our common stock.

CERTAIN CHARTER AND STATUTORY PROVISIONS

     Certain provisions of the Delaware General Corporation Law, our Certificate of Incorporation, our By-Laws and our stock option plans may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt. This may be true even in circumstances where a takeover attempt might result in payment of a premium over market price for shares held by stockholders.

     Following the completion of the distribution, we will become subject to
Section 203 of the Delaware General Corporation Law. Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to stockholders. A person will be deemed an interested stockholder triggering this protection if the person together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock. There are three exceptions to these provisions. First, if our board of directors gives prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder then the restrictions do not apply. Second, the restrictions will not apply if, upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock. Finally, the restrictions will not apply if, at the time of or following the consummation of the transaction in which the stockholder became an interested stockholder, our board of directors approves the business combination and stockholders holding at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder authorize the business combination.

     We may issue 50,000,000 shares of undesignated preferred stock. Under certain circumstances, the issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock.

     The provisions of our Certificate of Incorporation and By-Laws may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Certain of these provisions may, however, discourage our future acquisition in a transaction not approved by our board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for our common stock at a premium, as well as create a depressive effect on the market price of our common stock.

                                 LEGAL MATTERS

     Hogan & Hartson L.L.P., of Washington, D.C., will issue an opinion about certain legal matters with respect to our common stock.

                                    EXPERTS

     The consolidated financial statements and schedules of KNOLOGY, Inc. and subsidiaries as of December 31, 1997 and 1998 and for the three years December 31, 1998, and KNOLOGY Holdings, Inc.

as of December 31, 1997 and July 31, 1998 and for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998 included in this prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Cable Alabama Corporation as of August 31, 1998 and September 30, 1997 and for the eleven month period ended August 31, 1998 and the year ended September 30, 1997 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1. It includes exhibits and schedules. This prospectus is part of the registration statement. It does not contain all of the information that is in the registration statement. The registration statement contains more information about our company and the common stock. Statements contained in this prospectus concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You may read and copy all or any portion of the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. The registration statement is also available to you on the SEC's Internet site (www.sec.gov). We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
KNOLOGY, INC.
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets -- December 31, 1997 and 1998
  and June 30, 1999 (unaudited).............................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998 and the Six Months Ended
  June 30, 1998 and 1999 (unaudited)........................   F-4
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income for the Years Ended December 31,
  1996, 1997 and 1998 and the Six Months Ended June 30, 1999
  (unaudited)...............................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998 and the Six Months Ended
  June 30, 1998 and 1999 (unaudited)........................   F-6
Notes to Consolidated Financial Statements..................   F-7

KNOLOGY HOLDINGS, INC.
Report of Independent Public Accountants....................  F-23
Consolidated Balance Sheets -- December 31, 1997 and July
  31, 1998..................................................  F-24
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and the Period Ended July 31,
  1998......................................................  F-25
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income for the Years Ended December 31,
  1996, 1997 and the Period Ended July 31, 1998.............  F-26
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and the Period Ended July 31,
  1998......................................................  F-27
Notes to Consolidated Financial Statements..................  F-28
CABLE ALABAMA CORPORATION
Report of Independent Public Accountants....................  F-40
Balance Sheets -- August 31, 1998 and September 30, 1997....  F-41
Statements of Operations and Deficit for the Period Ended
  August 31, 1998 and the Year Ended September 30, 1997.....  F-42
Statements of Cash Flows for the Period Ended August 31,
  1998 and the Year Ended September 30, 1997................  F-43
Notes to Financial Statements...............................  F-44
PRO FORMA FINANCIAL STATEMENTS
Introduction to Pro Forma Presentation......................  F-47
Unaudited Pro Forma Statement of Operations for the Year
  Ended December 31, 1998...................................  F-47

     AFTER THE REORGANIZATION AND THE STOCK SPLIT TRANSACTIONS REFERRED TO IN NOTES 1 AND 11, RESPECTIVELY, TO KNOLOGY, INC. CONSOLIDATED FINANCIAL STATEMENTS ARE EFFECTED, WE EXPECT TO BE IN POSITION TO RENDER THE FOLLOWING AUDIT REPORT.

                                                /s/ Arthur Andersen LLP

October 15, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To KNOLOGY, Inc.:

     We have audited the accompanying consolidated balance sheets of KNOLOGY, INC.(a Delaware corporation) AND SUBSIDIARIES as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KNOLOGY, Inc. and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for the three years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles. As discussed in Note 1 to the financial statements, effective August 1998, the Company acquired a majority ownership interest in KNOLOGY Holdings, Inc. in a business combination accounted for as a purchase. As a result of this acquisition, the financial information for 1998 includes the accounts of KNOLOGY Holdings, Inc. and, therefore, is not comparable to periods prior to the acquisition.

Atlanta, Georgia
          , 1999

                         KNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------     JUNE 30,
                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                                                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    626,902   $  5,158,774   $  1,194,223
  Marketable securities.....................................             0     66,231,397     16,954,564
  Accounts receivable, net of allowance for doubtful
    accounts of $108,529, and 393,767 in 1997 and 1998,
    respectively............................................     3,660,359      8,744,597     15,698,831
  Accounts receivable -- affiliates.........................             0      6,785,691      4,809,088
  Deferred income taxes.....................................        97,872              0              0
  Prepaid expenses..........................................        54,798        500,022        815,662
                                                              ------------   ------------   ------------
        Total current assets................................     4,439,931     87,420,481     39,472,368
                                                              ------------   ------------   ------------
PROPERTY, PLANT, AND EQUIPMENT:
  System and installation equipment.........................    27,924,111    188,753,702    231,023,172
  Test and office equipment.................................     1,038,956      8,539,784     10,500,815
  Automobiles and trucks....................................       765,114      3,777,458      4,914,290
  Production equipment......................................             0        857,028        852,528
  Land......................................................       300,975      2,750,244      2,750,244
  Buildings.................................................       641,563     10,902,460     12,382,746
  Inventory.................................................       255,225     32,417,006     31,453,310
  Leasehold improvements....................................       407,778      1,145,184      1,231,648
                                                              ------------   ------------   ------------
                                                                31,333,722    249,142,866    295,108,753
  Less accumulated depreciation and amortization............   (20,072,876)   (37,257,198)   (46,641,804)
                                                              ------------   ------------   ------------
        Property, plant, and equipment, net.................    11,260,846    211,885,668    248,466,949
                                                              ------------   ------------   ------------
OTHER LONG-TERM ASSETS:
  Intangible and other assets, net..........................             0     87,642,180     79,211,361
  Investments...............................................    14,283,627        825,072        825,072
  Other.....................................................       309,960        593,663        599,287
                                                              ------------   ------------   ------------
        Total assets........................................  $ 30,294,364   $388,367,064   $368,575,037
                                                              ============   ============   ============
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $          0   $     25,094   $     25,094
  Accounts payable..........................................     2,804,112      8,877,925      5,730,080
  Accounts payable -- affiliates............................       132,329        218,367     14,683,807
  Accrued liabilities.......................................     1,835,707     23,076,341      6,679,820
  Unearned revenue..........................................       810,091      3,231,232      3,567,301
                                                              ------------   ------------   ------------
        Total current liabilities...........................     5,582,239     35,428,959     30,686,102
NONCURRENT LIABILITIES:
  Notes payable.............................................             0        109,150        106,656
  Accrued interest payable..................................             0     21,036,541     30,768,843
  Advances from affiliates..................................             0      2,025,604      1,900,181
  Unamortized investment tax credits........................       513,605        441,989        406,181
  Deferred income taxes.....................................       658,345        321,658        321,658
  Bonds payable, net of discount............................             0    255,020,209    262,702,729
                                                              ------------   ------------   ------------
        Total liabilities...................................     6,754,189    314,384,110    326,892,350
                                                              ------------   ------------   ------------
COMMITMENTS AND CONTINGENCIES (NOTE 5)
MINORITY INTEREST...........................................             0     22,623,713     17,980,922
                                                              ------------   ------------   ------------
WARRANTS (NOTE 3)...........................................             0      2,486,960      2,486,960
                                                              ------------   ------------   ------------
STOCKHOLDERS' EQUITY:
  Series A Preferred stock, $.01 par value per share;
    75,000,000 shares authorized, 0 shares issued and
    outstanding at December 31, 1997 and 1998 and June 30,
    1999....................................................             0              0              0
  Series B Preferred stock, $.01 par value per share;
    50,000,000 shares authorized, 0 shares issued and
    outstanding at December 31, 1997 and 1998 and June 30,
    1999....................................................             0              0              0
  Common stock, $.01 par value per share; 200,000,000 shares authorized, 60,000 shares issued and outstanding at
    December 31, 1997 and 1998 and June 30, 1999............           600            600            600
  Additional paid-in capital................................    20,358,396     70,259,279     70,259,279
  Retained earnings (accumulated deficit)...................     3,181,179    (21,389,986)   (49,018,606)
  Unrealized gains (losses).................................             0          2,388        (26,468)
                                                              ------------   ------------   ------------
        Total stockholders' equity..........................    23,540,175     48,872,281     21,214,805
                                                              ------------   ------------   ------------
        Total liabilities and stockholders' equity..........  $ 30,294,364   $388,367,064   $368,575,037
                                                              ============   ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                         ----------------------------------------   ---------------------------
                                            1996          1997           1998           1998           1999
                                         -----------   -----------   ------------   ------------   ------------
                                                                                            (UNAUDITED)
OPERATING REVENUES:
  Telephone............................  $17,527,208   $17,633,313   $ 22,318,344   $ 10,008,360   $ 13,401,983
  Cable................................            0             0     22,527,403      8,527,225     17,145,085
  Other................................            0             0        286,775         62,746        661,750
                                         -----------   -----------   ------------   ------------   ------------
         Total operating revenues......   17,527,208    17,633,313     45,132,522     18,598,331     31,208,818
                                         -----------   -----------   ------------   ------------   ------------
OPERATING EXPENSES:
  Cost of services.....................    2,991,412     3,121,108     12,739,540      3,691,377      9,796,850
  Selling, operations, and
    administrative.....................    8,331,795     9,498,461     37,323,345     15,897,426     25,514,407
  Depreciation and amortization........    3,022,056     2,781,800     17,914,537      5,564,836     19,694,361
                                         -----------   -----------   ------------   ------------   ------------
         Total operating expenses......   14,345,263    15,401,369     67,977,422     25,153,639     55,005,618
                                         -----------   -----------   ------------   ------------   ------------
OPERATING INCOME (LOSS)................    3,181,945     2,231,944    (22,844,900)    (6,555,308)   (23,796,800)
                                         -----------   -----------   ------------   ------------   ------------
OTHER INCOME (EXPENSE):
  Interest income......................            0             0      9,639,050      6,133,417      1,108,536
  Interest expense.....................       (9,933)      (12,431)   (29,033,088)   (14,056,277)   (16,071,565)
  Affiliate interest income (expense),
    net................................      193,495       467,815        (34,115)         3,810         10,935
  Equity losses in subsidiaries........   (1,052,227)   (2,444,706)             0              0              0
  Other income (expense), net..........      488,776       (59,184)       782,954        564,081        (71,308)
                                         -----------   -----------   ------------   ------------   ------------
         Total other expense...........     (379,889)   (2,048,506)   (18,645,199)    (7,354,969)   (15,023,402)
                                         -----------   -----------   ------------   ------------   ------------
INCOME (LOSS) BEFORE INCOME TAXES,
  MINORITY INTERESTS, AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE............................    2,802,056       183,438    (41,490,099)   (13,910,277)   (38,820,202)
MINORITY INTERESTS.....................            0             0     13,294,079      9,199,846      4,642,791
                                         -----------   -----------   ------------   ------------   ------------
INCOME (LOSS) BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE.................    2,802,056       183,438    (28,196,020)    (4,710,431)   (34,177,411)
INCOME TAX (PROVISION) BENEFIT.........   (1,371,865)   (1,010,779)     5,631,618       (530,270)     6,548,791
                                         -----------   -----------   ------------   ------------   ------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE....    1,430,191      (827,341)   (22,564,402)    (5,240,701)   (27,628,620)
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE (NOTE 2)........            0             0       (582,541)      (582,541)             0
                                         -----------   -----------   ------------   ------------   ------------
NET INCOME (LOSS)......................    1,430,191      (827,341)   (23,146,943)    (5,823,242)   (27,628,620)
SUBSIDIARY PREFERRED STOCK DIVIDENDS...            0    (4,193,276)    (1,424,222)             0              0
                                         -----------   -----------   ------------   ------------   ------------
NET INCOME (LOSS) ATTRIBUTABLE TO
  COMMON STOCKHOLDERS..................  $ 1,430,191   $(5,020,617)  $(24,571,165)  $ (5,823,242)  $(27,628,620)
                                         ===========   ===========   ============   ============   ============
BASIC AND DILUTED NET INCOME (LOSS) PER
  SHARE ATTRIBUTABLE TO COMMON
  SHAREHOLDERS.........................  $     23.84   $    (83.68)  $    (409.52)  $     (97.05)  $    (460.48)
                                         ===========   ===========   ============   ============   ============
BASIC AND DILUTED WEIGHTED AVERAGE
  NUMBER OF SHARES OUTSTANDING.........       60,000        60,000         60,000         60,000         60,000
                                         ===========   ===========   ============   ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                                                                                         RETAINED
                                     PREFERRED STOCK    COMMON STOCK     ADDITIONAL      EARNINGS     UNREALIZED       TOTAL
                                     ---------------   ---------------     PAID-IN     (ACCUMULATED     GAINS      STOCKHOLDERS'
                                     SHARES   AMOUNT   SHARES   AMOUNT     CAPITAL       DEFICIT)      (LOSSES)       EQUITY
                                     ------   ------   ------   ------   -----------   ------------   ----------   -------------
BALANCE, December 31, 1995.........       0     $0     60,000    $600    $ 5,174,403   $  8,168,034   $ 184,854    $ 13,527,891
Comprehensive Loss:
  Net income attributable to common
    stockholders...................       0      0          0       0              0      1,430,191           0       1,430,191
  Unrealized loss on marketable
    securities.....................       0      0          0       0              0              0    (184,854)       (184,854)
                                                                                                                   ------------
        Comprehensive Loss.........                                                                                   1,245,337
                                                                                                                   ------------
  Additional infusion of equity....       0      0          0       0        874,493              0           0         874,493
                                     ------     --     ------    ----    -----------   ------------   ---------    ------------
BALANCE, December 31, 1996.........       0      0     60,000     600      6,048,896      9,598,225           0      15,647,721
Comprehensive Loss:
  Net loss attributable to common
    stockholders...................       0      0          0       0              0     (5,020,617)          0      (5,020,617)
                                                                                                                   ------------
        Comprehensive Loss.........                                                                                  (5,020,617)
                                                                                                                   ------------
  Acquisition of subsidiary
    stock..........................       0      0          0       0     14,310,000              0           0      14,310,000
  Merger of subsidiary out of
    consolidated group.............       0      0          0       0           (500)    (1,396,429)          0      (1,396,929)
                                     ------     --     ------    ----    -----------   ------------   ---------    ------------
BALANCE, December 31, 1997.........       0      0     60,000     600     20,358,396      3,181,179           0      23,540,175
Comprehensive Loss:
  Net loss attributable to common
    stockholders...................       0      0          0       0              0    (24,571,165)          0     (24,571,165)
  Unrealized gain on marketable
    securities.....................       0      0          0       0              0              0       2,388           2,388
                                                                                                                   ------------
        Comprehensive Loss.........                                                                                 (24,568,777)
                                                                                                                   ------------
  Issuance of subsidiary common
    stock..........................       0      0          0       0          3,152              0           0           3,152
  Acquisition of minority
    interests......................       0      0          0       0     46,864,658              0           0      46,864,658
  Additional infusion of equity....       0      0          0       0      3,033,073              0           0       3,033,073
                                     ------     --     ------    ----    -----------   ------------   ---------    ------------
BALANCE, December 31, 1998.........       0      0     60,000     600     70,259,279    (21,389,986)      2,388      48,872,281
Comprehensive Loss:
  Net loss attributable to common
    stockholders...................       0      0          0       0              0    (27,628,620)          0     (27,628,620)
  Unrealized loss on marketable
    securities.....................       0      0          0       0              0              0     (28,856)        (28,856)
                                                                                                                   ------------
        Comprehensive Loss.........                                                                                 (27,657,476)
                                     ------     --     ------    ----    -----------   ------------   ---------    ------------
BALANCE, June 30, 1999
  (unaudited)......................       0     $0     60,000    $600    $70,259,279   $(49,018,606)  $ (26,468)   $ 21,214,805
                                     ======     ==     ======    ====    ===========   ============   =========    ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                                      ------------------------------------------   ---------------------------
                                                         1996           1997           1998            1998           1999
                                                      -----------   ------------   -------------   ------------   ------------
                                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)..................................  $ 1,430,191   $   (827,341)  $ (23,146,943)  $ (5,823,242)  $(27,628,620)
                                                      -----------   ------------   -------------   ------------   ------------
 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Depreciation and amortization....................    3,022,056      2,781,800      17,914,537      5,564,836     19,694,361
   Amortization of bond discount....................            0              0      13,651,778      6,449,607      7,682,520
   Gain (loss) on disposition of assets.............            0              0          71,378              0         (5,416)
   Loss on sale of investments......................     (273,725)       (13,315)       (515,903)      (515,903)             0
   Cumulative effect of change in accounting
     principle......................................            0              0         582,542        582,542              0
   Deferred income taxes............................       10,231       (764,802)       (238,815)             0              0
   Amortization of deferred investment tax credit...      (71,616)       (71,616)        (71,616)       (35,808)       (35,808)
   Equity in net loss of subsidiary.................    1,052,227      2,444,706               0              0              0
   Minority interest in net loss of subsidiary......            0              0     (13,294,079)    (9,199,846)    (4,642,791)
   Changes in operating assets and liabilities:
     Accounts receivable............................      487,157       (811,787)    (10,262,070)    (1,246,693)    (4,977,631)
     Prepaid expenses...............................      (15,772)         5,580        (408,164)      (205,815)      (315,640)
     Accounts payable...............................   (2,056,062)     2,111,164        (110,228)    (2,172,285)    11,317,595
     Accrued liabilities and interest...............    1,373,123     (1,283,101)     37,437,445     13,830,386     (6,664,219)
     Unearned revenue...............................       15,155         59,934       1,514,093        261,439        336,069
     Other..........................................     (202,235)        48,894         (88,467)      (161,049)       (49,956)
                                                      -----------   ------------   -------------   ------------   ------------
       Total adjustments............................    3,340,539      4,507,457      46,182,431     13,151,411     22,339,084
                                                      -----------   ------------   -------------   ------------   ------------
       Net cash provided by (used in) operating
         activities.................................    4,770,730      3,680,116      23,035,488      7,328,169     (5,289,536)
                                                      -----------   ------------   -------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures...............................     (995,320)    (1,727,079)   (120,227,057)   (48,885,972)   (47,870,456)
 Purchase of investments and acquisitions, net of
   cash acquired....................................            0    (14,310,000)    (80,065,198)   (10,177,234)             0
 Organizational cost expenditures...................            0              0        (251,815)      (109,002)        43,695
 Proceeds from sale of investments..................      797,958        118,711     162,264,322     35,470,390     49,276,833
 Dividends from affiliate/return of capital.........            0     (4,193,276)     (1,424,222)             0              0
 Accounts payable-capital related...................            0     (2,112,296)              0              0              0
 Investment in ClearSource, Inc.....................            0              0        (825,072)             0              0
 Proceeds from sale of property.....................            0              0          32,075              0         54,361
 Other..............................................            0              0        (234,417)             0              0
                                                      -----------   ------------   -------------   ------------   ------------
       Net cash (used in) provided by investing
         activities.................................     (197,362)   (22,223,940)    (40,731,384)   (23,701,818)     1,504,433
                                                      -----------   ------------   -------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on debt and short-term
   borrowings.......................................     (911,326)             0         (11,654)        (2,656)        (2,494)
 Expenditures related to issuance of debt and credit
   facility.........................................            0              0      (1,498,817)      (283,650)       (51,531)
 Proceeds from the issuance of subsidiary common
   stock............................................            0              0           3,152              0              0
 Additional infusion of equity......................      874,493     14,310,000      15,564,902     12,477,013              0
 (Advances to) repayments from affiliate............   (4,420,343)     4,416,407       2,025,604        892,987       (125,423)
                                                      -----------   ------------   -------------   ------------   ------------
       Net cash (used in) provided by financing
         activities.................................   (4,457,176)    18,726,407      16,083,187     13,083,694       (179,448)
                                                      -----------   ------------   -------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS........................................      116,192        182,583      (1,612,709)    (3,289,955)    (3,964,551)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD....      328,127        444,319       6,771,483      6,771,483      5,158,774
                                                      -----------   ------------   -------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..........  $   444,319   $    626,902   $   5,158,774   $  3,481,528   $  1,194,223
                                                      ===========   ============   =============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for interest...........  $     9,933   $     12,431   $      46,162   $      8,507   $      3,647
                                                      ===========   ============   =============   ============   ============
 Cash paid during the period for income taxes.......  $   167,038   $  1,145,805   $   1,742,947   $          0   $          0
                                                      ===========   ============   =============   ============   ============
 Merger of subsidiary out of consolidated group.....  $         0   $    108,108   $           0   $          0   $          0
                                                      ===========   ============   =============   ============   ============
 Subsidiary preferred stock dividends...............  $         0   $  4,193,276   $   1,424,222   $          0   $          0
                                                      ===========   ============   =============   ============   ============
 Detail of investments and acquisitions:
   Property, plant, and equipment...................  $         0   $          0   $  30,133,876   $          0   $          0
   Intangible assets................................            0              0      55,009,395      3,401,355              0
   Minority Interest................................            0              0      20,912,251      6,775,879              0
   Common and/or Preferred Stock received
     (issued).......................................            0     14,310,000     (34,532,324)             0              0
   Bond discount....................................            0              0       8,542,000              0              0
                                                      -----------   ------------   -------------   ------------   ------------
   Net cash paid for acquisitions...................  $         0   $ 14,310,000   $  80,065,198   $ 10,177,234   $          0
                                                      ===========   ============   =============   ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1996, 1997, AND 1998

1.  ORGANIZATION, NATURE OF BUSINESS, AND BASIS OF PRESENTATION

ORGANIZATION

     KNOLOGY, Inc. (the "Company") was incorporated under the laws of the State of Delaware in September 1998. The purpose of incorporating the Company was to enable ITC Holding Company, Inc. ("ITC Holding"), the Company's parent company and majority stockholder, to complete a reorganization of certain of its wholly
owned and majority owned subsidiaries on                , 1999 (the
"Reorganization"), as follows:

          a. ITC Holding contributed all of the outstanding capital stock of Interstate Telephone, Inc; Valley Telephone, Inc.; Globe Telecom, Inc.; and ITC Globe, Inc. to the Company (collectively, "Telephone Operations Group").

          b. ITC Holding contributed its 85% interest in KNOLOGY Holdings, Inc. ("KNOLOGY Holdings") to the Company.

          c. ITC Holding contributed its 6% interest of ClearSource, Inc. to the Company.

          d. Other minority shareholders exchanged the remaining 15% of KNOLOGY Holdings for shares of stock of the Company.

     As a result of the Reorganization, the Telephone Operations Group and KNOLOGY Holdings and subsidiaries are now wholly owned subsidiaries of the Company.

     The Reorganization has been accounted for in a manner similar to a pooling of interest for the Telephone Operations Group. KNOLOGY Holdings and subsidiaries have been treated as an equity investment in subsidiary in 1996 and 1997 in relation to the Company's 29% and 41% ownership interest, respectively. KNOLOGY Holdings and subsidiaries have been consolidated with the Company in 1998 in relation to the 85% controlling interest obtained in July 1998 (Note 9) which was recorded at ITC Holding's historical cost with the remainder treated as an acquisition of minority interest. In accordance with Accounting Principles Board Opinion No. 16, the fair value of acquired minority interest, $19,356,060, is included in goodwill at December 31, 1998.

     The November 1999 stock split (Note 11) has been retroactive reflected in the financial statements.

NATURE OF BUSINESS

     The Telephone Operations Group is wholly owned and provides a full line of local telephone and related services and broadband services. Certain of the Telephone Operations Group subsidiaries are subject to regulation, by state public service commissions of applicable states, for intrastate telecommunications services. For applicable interstate matters related to telephone service, certain Telephone Operations Group subsidiaries are subject to regulation by the Federal Communications Commission.

     KNOLOGY Holdings and its subsidiaries own and operate advanced hybrid fiber-coaxial networks and provide residential and business customers broadband communications services, including analog and digital cable television, local and long-distance telephone, high-speed Internet access, and broadband carrier services to various markets in the southeastern United States.

     The Company has experienced operating losses as a result of the expansion of the advanced broadband communications networks and services into new and existing markets. The Company expects to continue to focus on increasing its customer base and expanding its broadband operations. Accordingly, the Company expects that its operating expenses and capital expenditures will continue to increase as it extends its broadband communications networks in the existing and new markets in accordance with its

                         KNOLOGY, INC. AND SUBSIDIARIES
business plan. On December 22, 1998, KNOLOGY Holdings entered into a $50 million four-year senior secured credit facility, which may be used for working capital and other purposes, including capital expenditures and permitted acquisitions (Note 3). The Company also plans to complete a private placement of Series B preferred stock to a small group of institutional investors to provide additional funds for its expansion plans (Note 11). While management expects its expansion plans will result in profitability, there can be no assurance that growth in the Company's revenue or customer base will continue or that the Company will be able to achieve or sustain profitability and/or positive cash flow.

BASIS OF PRESENTATION

     The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Investments in which the Company does not exercise significant control are accounted for using the cost method of accounting. Investments in which the Company does exercise significant control and owns less than 50% are accounted for using the equity method. All significant intercompany balances have been eliminated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

MARKETABLE SECURITIES

     The Company's marketable securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. Securities available for sale at December 31, 1998 are primarily comprised of commercial paper.

                         KNOLOGY, INC. AND SUBSIDIARIES

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, commencing when the asset is installed or placed in service. Maintenance, repairs, and renewals are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is included in or deducted from income. Depreciation and amortization (excluding telephone plant) are provided over the estimated useful lives as follows:

                                                              YEARS
                                                              -----
Buildings...................................................    25
System and installation equipment...........................  7-10
Production equipment........................................     7
Test and office equipment...................................   3-7
Automobiles and trucks......................................     5
Leasehold improvements......................................     5

     Depreciation of telephone plant is provided on a straight-line method, using class or overall group rates acceptable to regulatory authorities. Such rates range from 2% to 24%.

     Inventories are valued at the lower of cost or market (determined on a weighted average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to system and installation equipment when installed.

     Interest is capitalized in connection with the construction of the Company's broadband networks. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1998, approximately $2,469,000 of interest costs was capitalized.

     For the six months ended June 30, 1998 and 1999, approximately $1,054,000 and $1,539,000, respectively of interest costs were capitalized (unaudited).

INTANGIBLE ASSETS

     Intangible assets include the excess of the purchase price of acquisitions over the fair value of net assets acquired as well as various other acquired intangibles and costs associated with the issuance of debt and the consummation of a credit facility. Intangible assets and the related useful lives and accumulated amortization at December 31, 1998 are as follows:

                                                                            AMORTIZATION
                                                                               PERIOD
                                                                 1998         (YEARS)
                                                              -----------   ------------
Goodwill....................................................  $47,681,301      10-40
Subscriber base.............................................   34,863,072          3
Debt issuance costs (Note 3)................................    9,382,124       4-10
Noncompete agreement........................................    1,500,000          3
Other.......................................................      102,979      10-15
                                                              -----------
                                                               93,529,476
Less accumulated amortization...............................    5,887,296
                                                              -----------
Intangibles, net............................................  $87,642,180
                                                              ===========

     During 1998, the Company adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that all nongovernmental entities expense costs of

                         KNOLOGY, INC. AND SUBSIDIARIES
start-up activities, including pre-operating, preopening, and organization activities, as the costs are incurred. Adoption of this statement resulted in a cumulative effect of accounting change of $582,541.

LONG-LIVED ASSETS

     In 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and cost in excess of net assets acquired related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting SFAS No. 121 was not material.

     The Company periodically reviews the values assigned to long-lived assets, such as inventory, property and equipment, and goodwill to determine whether any impairments are other than temporary. Management believes that there is no impairment of long-lived assets included in the accompanying balance sheets.

INVESTMENTS

     Investments and equity ownership in associated companies consisted of the following at December 31, 1997 and 1998:

                                                                 1997          1998
                                                              -----------   -----------
Equity ownership in associated companies:
  KNOLOGY Holdings preferred stock, 14,267 shares in 1997...  $14,184,734   $         0
Nonmarketable investments, at cost:
  ClearSource, Inc. common and preferred stock, 0 and
     333,444 shares in 1997 and 1998, respectively..........            0       825,072
  Other nonmarketable investments...........................       98,893             0
                                                              -----------   -----------
                                                              $14,283,627   $   825,072
                                                              ===========   ===========

     At December 31, 1998, KNOLOGY Holdings, Inc. owned approximately 11% of ClearSource, Inc. ("ClearSource"). ClearSource was formed during 1998 to build and operate advanced broadband networks offering a bundle of communications services to residential and business customers. The Company's investment in ClearSource is accounted for under the cost method of accounting.

     As of December 31, 1997 and 1998, the Company owned approximately 29% and 85%, respectively, of KNOLOGY Holdings. The Company's ownership interest in KNOLOGY Holdings was accounted for using the equity method during 1997. The Company's equity in KNOLOGY Holdings' losses included in the accompanying statements of operations was $1,052,227 and $2,444,706 for the years ended December 31, 1996 and 1997, respectively. KNOLOGY Holdings' results of operations and its cash flows are included in the accompanying financial statements for the year ended December 31, 1998 excluding preacquisition losses and minority interest.

                         KNOLOGY, INC. AND SUBSIDIARIES

     The following summarizes the assets, liabilities and equity as of December 31, 1997 and the results of operations for the years ended December 31, 1996 and 1997 of associated companies in which the Company's investments were accounted for by the equity method.

                                                                  1997
                                                              ------------
ASSETS:
  Current assets............................................  $235,670,423
  Property and other noncurrent assets......................    80,527,677
                                                              ------------
          Total assets......................................  $316,198,100
                                                              ============
LIABILITIES AND EQUITY:
  Current liabilities.......................................  $  8,840,263
  Noncurrent liabilities....................................   253,232,923
  Warrants..................................................     2,486,960
  Equity....................................................    51,637,954
                                                              ------------
          Total liabilities and equity......................  $316,198,100
                                                              ============

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
RESULTS OF OPERATIONS:
  Operating revenues........................................  $ 5,334,183   $10,355,068
  Operating loss............................................   (2,703,273)   (5,511,386)
          Net loss..........................................   (3,125,428)   (9,091,533)

REVENUE RECOGNITION

     The Company's revenues are recognized when services are provided, regardless of the period in which they are billed. Fees billed in advance are included in the accompanying balance sheets as unearned revenue and are deferred until the month the service is provided.

ADVERTISING COSTS

     The Company expenses all advertising costs as incurred. Approximately $1,000, $9,000, and $587,000 of advertising expense are recorded in the Company's statements of operations for the years ended December 31, 1996, 1997, and 1998, respectively.

     Approximately $282,000 and $679,000 of advertising expense are recorded in the Company's statements of operations for the six months ended June 30, 1998 and 1999, respectively (unaudited).

SOURCES OF SUPPLIES

     The Company purchases customer premise equipment and plant materials from outside vendors. Although numerous suppliers market and sell customer premise equipment and plant materials, the Company currently purchases each customer premise component from a single vendor and has several suppliers for plant materials. If the suppliers are unable to meet the Company's needs as it continues to build out its network infrastructure, then delays and increased costs in the expansion of the Company's network could result, which would adversely affect operating results.

CREDIT RISK

     The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for

                         KNOLOGY, INC. AND SUBSIDIARIES
services and the ability to terminate access on delinquent accounts. The potential for material credit loss is mitigated by the large number of customers with relatively small receivable balances. The carrying amount of the Company's receivables approximates their fair values.

INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax benefit represents the change in the deferred tax asset and liability balances (Note 6).

     For the years ended December 31, 1997 and 1998, the Telephone Operations Groups was included in the consolidated tax returns of the Company's parent company, ITC Holding. Effective August 1998, KNOLOGY Holdings was included in the consolidated federal income tax return of ITC Holding. The Company and its subsidiaries file separate state income tax returns. Under a tax sharing arrangement, the Company recorded an income tax benefit of $5,631,618 and an affiliate receivable in the amount of $6,785,691 at December 31, 1998 for the utilization of net operating losses included in the consolidated tax return of ITC Holding. For the period from January 1, 1998 to July 31, 1998, KNOLOGY Holdings filed a separate federal income tax return.

     Investment tax credits related to telephone plant have been deferred and are being amortized as a reduction of federal income tax expense over the estimated useful lives of the assets giving rise to the credits.

COMPREHENSIVE INCOME

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company has chosen to disclose comprehensive income, which consists of net income and unrealized appreciation, in the statements of stockholders' equity. Prior years have been restated to conform to the SFAS No. 130 requirements.

NET INCOME (LOSS) PER SHARE

     In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." That statement requires the disclosure of basic net income (loss) per share and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive securities. The Company did not have any potentially dilutive securities during the periods presented.

                         KNOLOGY, INC. AND SUBSIDIARIES

3. LONG-TERM DEBT

     Long-term debt at December 31, 1998 consists of the following:

                                                                  1998
                                                              ------------
Senior Discount Notes, with a face value of $444,100,000,
  bearing interest at 11.875% beginning October 15, 2002,
  payable semiannually beginning April 15, 2003 with
  principal and any unpaid interest due
  October 15, 2007..........................................  $255,020,209
Capitalized lease obligation, at a rate of 10%, payable in
  quarterly installments of $6,304 through December 2006,
  secured...................................................       134,244
                                                              ------------
                                                               255,154,453
Less current maturities.....................................        25,094
                                                              ------------
                                                              $255,129,359
                                                              ============

     Following are maturities of long-term debt for each of the next five years as of December 31, 1998:

1999........................................................  $     25,094
2000........................................................        13,438
2001........................................................        14,833
2002........................................................        16,374
2003........................................................        18,074
Thereafter..................................................   444,146,431
                                                              ------------
          Total.............................................  $444,234,244
                                                              ============

     The fair values of long-term debt, including current maturities, at December 31, 1998 are estimated to be approximately $280,804,000, based on a valuation technique that considers cash flows discounted at current rates.

     On December 22, 1998, KNOLOGY Holdings entered into a $50 million four-year senior secured credit facility with First Union National Bank and First Union Capital Markets Corp., which may be used for working capital and other purposes, including capital expenditures and permitted acquisitions. At KNOLOGY Holdings' option, interest will accrue based on either the Alternate Base Rate plus applicable margin or the LIBOR rate plus applicable margin. Obligations under the credit facility will be secured by substantially all tangible and intangible assets of KNOLOGY Holdings and its current and future subsidiaries. The credit facility includes a number of covenants, including, among others, covenants limiting the ability of KNOLOGY Holdings and its subsidiaries and their present and future subsidiaries to incur debt, create liens, pay dividends, make distributions or stock repurchases, make certain investments, engage in transactions with affiliates, sell assets, and engage in certain mergers and acquisitions. The credit facility also includes covenants requiring compliance with certain operating and financial ratios on a consolidated basis. The credit facility allows KNOLOGY Holdings to borrow up to five times certain individual subsidiary's "consolidated adjusted cash flow" as defined in the credit facility. In connection with the initiation of the revolving credit facility, KNOLOGY Holdings incurred approximately $1,256,000 in related costs which are being amortized on a straight-line basis over the five year term.

     In the fourth quarter of 1997, KNOLOGY Holdings issued units consisting of senior discount notes due 2007 and warrants to purchase Preferred Stock for gross proceeds of approximately $250 million. The notes were offered at a substantial discount from face value, with no interest payable for the first five years. Approximately $2.5 million of the gross proceeds has been allocated to the warrants. Each warrant allows the holder to purchase .003734 shares of KNOLOGY Holdings' preferred stock. KNOLOGY

                         KNOLOGY, INC. AND SUBSIDIARIES

Holdings incurred approximately $7.9 million in costs to issue the senior discount notes. These costs are being amortized at an effective rate over the life of the notes. The indenture relating to the notes contains certain covenants that, among other things, limit the ability of KNOLOGY Holdings to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets, and engage in mergers and consolidations. The proceeds from the offering of the units have been, and will be, used to repay certain indebtedness of KNOLOGY Holdings, to fund expansion of KNOLOGY Holdings' business, and for additional working capital and general corporate purposes.

4. OPERATING LEASES

     The Company leases office space, utility poles, and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

     Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 are as follows:

1999........................................................  $293,493
2000........................................................   198,888
2001........................................................   166,181
2002........................................................   155,199
2003 and thereafter.........................................   125,575
                                                              --------
          Total minimum lease payments......................  $939,336
                                                              ========

     Total rental expense for all operating leases was approximately $0, $0 and $259,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

     Total rental expense for all operating leases was approximately $176,000 and $253,000 for the six months ended June 30, 1998 and 1999 (unaudited).

5. COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

     The Company has entered into contracts with various entities to provide programming to be aired by KNOLOGY Holdings. The Company pays a monthly fee as cost for the programming services, generally based on the number of average subscribers to the program, although some fees are adjusted based on the total number of subscribers to the system and/or the system penetration percentage. Certain contracts have minimum monthly fees. The Company estimates that it will pay approximately $6.5 million in programming fees under these contracts during 1999.

LEGAL PROCEEDINGS

     In the normal course of business, the Company is subject to various litigation; however, in management's opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

                         KNOLOGY, INC. AND SUBSIDIARIES

6.  INCOME TAXES

     The (provision) benefit for income taxes from continuing operations consisted of the following for the years ended December 31, 1996, 1997 and 1998:

                                                    1996          1997           1998
                                                 -----------   -----------   ------------
Current........................................  $(1,361,634)  $(1,775,581)  $  5,392,803
Deferred.......................................      347,527     1,596,002     10,662,185
Increase in valuation allowance................     (357,758)     (831,200)   (10,423,370)
                                                 -----------   -----------   ------------
Income tax provision (benefit).................  $(1,371,865)  $(1,010,779)  $  5,631,618
                                                 ===========   ===========   ============

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 1997 and 1998 are as follows (in thousands):

                                                                1997           1998
                                                             -----------   ------------
Deferred tax assets:
  Net operating loss carryforwards.........................  $         0   $  8,923,583
  Equity in losses of subsidiaries.........................    1,188,958      1,188,958
  Deferred charges.........................................      170,704              0
  Deferred bond interest...................................            0     12,919,184
  Deferred revenues........................................      426,910        190,918
  Other....................................................       85,978      1,841,404
  Valuation allowance......................................   (1,188,958)   (15,777,328)
                                                             -----------   ------------
          Total deferred tax assets........................      683,592      9,286,719
Deferred tax liabilities:
  Depreciation and amortization............................    1,244,065      9,608,377
                                                             -----------   ------------
                                                                 560,473        321,658
  Portion included in current assets.......................       97,872              0
                                                             -----------   ------------
Net deferred income taxes..................................  $   658,345   $    321,658
                                                             ===========   ============

     At December 31, 1997 the Company had deferred tax assets related to equity losses of subsidiaries. Management has recorded a 100% valuation allowance in 1997 against these deferred tax assets, as the Company has determined it is more likely than not that the deferred tax assets will not be realized. The Company has available, at December 31, 1998, unused net operating loss carryforwards of approximately $23,657,000, expiring in various years from 2005 to 2013, unless utilized. Management has recorded a total valuation allowance of $15,777,328 in 1998 on these operating loss carryforwards, the majority of which contain limitations on utilization, and the equity losses of subsidiaries.

     A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 1996, 1997, and 1998 is as follows:

                                                              1996    1997    1998
                                                              ----    ----    ----
Income tax (provision) benefit at statutory rate............  (34)%    (34)%   34%
State income taxes, net of federal benefit..................   (4)      (4)     4
Other.......................................................    2      (60)     1
Increase in valuation allowance.............................  (13)    (453)   (25)
                                                              ---     ----    ---
                                                              (49)%   (551)%   14%
                                                              ===     ====    ===

                         KNOLOGY, INC. AND SUBSIDIARIES

7.  EQUITY INTERESTS

CAPITAL TRANSACTIONS

     The Company has authorized 200,000,000 shares of $.01 par value common stock, 75,000,000 shares of $.01 par value Series A convertible preferred stock, and 50,000,000 shares of $.01 par value Series B convertible preferred stock.

KNOLOGY HOLDINGS' STOCK OPTION PLAN

     Under KNOLOGY Holdings' 1995 stock option plan (the "Stock Option Plan"), as adopted in December 1995 and amended in February 1998, 700,000 shares of KNOLOGY Holdings' common stock are reserved and authorized for issuance upon the exercise of the options. All employees of KNOLOGY Holdings are eligible to receive options under the Stock Option Plan. The Stock Option Plan is administered by the compensation and stock option committee of the board of directors. Options granted under the Stock Option Plan are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire ten years from the date of grant.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     The Company accounts for KNOLOGY Holdings' stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of KNOLOGY Holdings' common stock to employees of KNOLOGY Holdings using the Black-Scholes option pricing model and the following weighted average assumptions in 1996, 1997, and 1998:

                                                     1996          1997          1998
                                                  -----------   -----------   -----------
Risk-free interest rate.........................        6.31%         6.43%         5.42%
Expected dividend yield.........................           0%            0%            0%
Expected lives..................................  Seven years   Seven years   Seven years
Expected volatility.............................          30%           30%           30%

                         KNOLOGY, INC. AND SUBSIDIARIES

     The weighted average fair value of options granted was $8.00, $8.44, and $10.21 for 1996, 1997, and 1998, respectively. The total value of options for KNOLOGY Holdings' stock granted to employees of KNOLOGY Holdings during 1996, 1997, and 1998 was computed as approximately $154,000, $304,000, and $1,832,000, respectively, which would be amortized on a pro forma basis over the five-year vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net income (loss) for the periods presented would be as follows:

                                                                 AS
                                                              REPORTED      PRO FORMA
                                                            ------------   ------------
Net income (loss) attributable to common stockholders for
  the years ended December 31:
  1996....................................................  $  1,430,191   $  1,140,468
  1997....................................................    (5,020,617)    (5,117,946)
  1998....................................................   (24,571,165)   (24,601,654)
Earnings (loss) per share attributable to common
  stockholders for the years ended December 31:
  1996....................................................         23.84          19.01
  1997....................................................        (83.68)        (85.30)
  1998....................................................       (409.52)       (410.03)

     A summary of the status of KNOLOGY Holdings' stock option plan at December 31, 1998 is presented in the following table:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                                        EXERCISE
                                                                        PRICE PER
                                                              SHARES      SHARE
                                                              -------   ---------
Outstanding at December 31, 1996:...........................   52,797      8.00
  Granted...................................................  126,384      8.44
  Forfeited.................................................  (15,939)     8.00
                                                              -------
Outstanding at December 31, 1997:...........................  163,242      8.34
  Granted...................................................  565,376     10.18
  Forfeited.................................................  (36,056)     9.52
  Exercised.................................................     (394)     8.00
                                                              -------
Outstanding at December 31, 1998............................  692,168
                                                              =======
Exercisable shares as of December 31:
  1996......................................................        0    $ 0.00
                                                              =======
  1997......................................................    6,606      8.00
                                                              =======
  1998......................................................   30,006      8.00
                                                              =======

TELEPHONE OPERATIONS GROUP STOCK OPTION PLAN

     The Company's parent, ITC Holding, sponsors a stock option plan which provides for the granting of stock options to substantially all employees of the Telephone Operations Group. Options are generally granted at a price (established by ITC Holding's board of directors based on equity transactions and other analyses) equal to at least 100% of the fair market value of the ITC Holding's common stock on the option grant date. Options granted generally become exercisable 40% after two years and 20% per annum for the next three years and remain exercisable for ten years after the option grant date.

                         KNOLOGY, INC. AND SUBSIDIARIES

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     ITC Holding accounts for its stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of ITC Holding's common stock granted to employees of the Telephone Operations Group using the Black-Scholes option pricing model prescribed by SFAS No. 123 and the following weighted average assumptions:

                                                                1996       1997       1998
                                                              ---------  ---------  ---------
Risk-free interest rate.....................................  6.3%       6.0%       5.3%
Expected dividend yield.....................................  0%         0%         0%
Expected lives..............................................  Ten years  Ten years  Ten years
Expected volatility.........................................  50%        60%        50%

     The weighted average fair value of options granted was $4.91, $4.54, and $9.58 for 1996, 1997, and 1998, respectively. The total value of options for ITC Holding's stock granted to employees of the Telephone Operations Group during 1996, 1997, and 1998 was computed as approximately $407,000, $2,427,000, and
$382,000, respectively, which would be amortized on a pro forma basis over the five-year vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net income (loss) for the periods presented would be as follows:

                                                                   AS
                                                                REPORTED      PRO FORMA
                                                              ------------   ------------
Net income (loss) attributable to common shareholders for
  the years ended December 31:
  1996......................................................  $  1,430,191      1,216,808
  1997......................................................    (5,020,617)    (7,015,805)
  1998......................................................   (24,571,165)   (24,940,748)
Earnings (loss) per share attributable to common
  stockholders for the years ended December 31:
  1996......................................................  $      23.84   $      21.59
  1997......................................................        (83.68)       (107.16)
  1998......................................................       (409.52)       (415.68)

     A summary of the status of the Telephone Operations Group's portion of ITC Holding's stock option plan at December 31, 1998 is presented in the following table:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                                           EXERCISE
                                                                          PRICE PER
                                                               SHARES       SHARE
                                                              --------   ------------
Outstanding at December 31, 1996:...........................   479,756   $ 0.15-$3.36
  Granted...................................................   188,732   $ 3.36-$7.75
  Forfeited.................................................   (33,800)  $ 0.49-$7.75
  Exercised.................................................   (31,000)  $ 0.28-$2.73
                                                              --------
Outstanding at December 31, 1997:...........................   603,688   $ 0.15-$7.75
  Granted...................................................    86,968   $8.38-$12.50
  Forfeited.................................................   (93,172)  $1.26-$12.50
  Exercised.................................................  (149,372)  $ 0.28-$3.36
                                                              --------
Outstanding at December 31, 1998............................   448,112   $0.15-$12.50
                                                              ========

                         KNOLOGY, INC. AND SUBSIDIARIES

     The following table sets for the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of similar price and grant date:

                                                WEIGHTED
                       SHARES                    AVERAGE
                   EXERCISABLE AT   WEIGHTED    REMAINING
  EXERCISE PRICE    DECEMBER 31,    AVERAGE    CONTRACTUAL
      RANGE             1998         PRICE     LIFE(YEARS)
  --------------   --------------   --------   -----------
  $   1.58-$2.21      145,154         1.70        5.45
  $   2.73-$4.01       21,472         2.73        7.20

TELEPHONE OPERATIONS GROUP SAVINGS PLAN

     The Telephone Operations Group has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Annually, the Telephone Operations Group determines whether to make a discretionary matching contribution equal to a percentage, determined by the Telephone Operations Group, of the employee's deferred compensation contribution. Employer contributions to the Savings Plan of approximately $118,000, $96,000, and $125,000 were made for the years ended December 31, 1996, 1997, and 1998, respectively.

8.  RELATED-PARTY TRANSACTIONS

     ITC Holding occasionally provides certain administrative services, such as legal and tax planning services, for the Company. The costs of these services are charged to the Company based primarily on the salaries and related expenses for certain of the ITC Holding executives and an estimate of their time spent on projects specific to the Company. For the years ended December 31, 1996, 1997, and 1998, the Company recorded approximately $1,547,000, $3,459,000, and $3,230,000, respectively, in selling, operations, and administrative expenses related to these services. In the opinion of management, amounts charged to the Company are consistent with costs that would be incurred from third party providers.

     Certain of ITC Holding's affiliates provide the Company with various services and/or receive services provided by the Company. These entities include InterCall, Inc., which provides conference calling services. In addition, we receive services from ITCODeltaCom, Inc., an affiliate of ITC Holding which provides wholesale long-distance and related services and which leases capacity on certain of its fiber routes. ITC Holding also holds equity investments in the following entities which do business with the Company: Powertel, Inc., which provides cellular services, and MindSpring Enterprises, Inc., which is a national provider of Internet access. In management's opinion, the Company's transactions with these affiliated entities are representative of arm's-length transactions.

     For the years ended December 31, 1996, 1997, and 1998, the Company received services from these affiliated entities in the amounts of approximately $620,000, $707,000, and $1,570,000, respectively, which are reflected in cost of services and selling, operations, and administrative expenses in the Company's statements of operations.

                         KNOLOGY, INC. AND SUBSIDIARIES

     The Company also provides switching, programming, and other services for various affiliated companies on a contracted or time and materials basis. Total amounts paid by the affiliated companies for these services approximated $1,616,000, $1,517,000, and $2,186,000, respectively, for the years ended
December 31, 1996, 1997, and 1998 and are reflected in operating revenues in the Company's statements of operations.

     During 1998, the Company leased office space to ITCODeltaCom, Inc. and Powertel, Inc. Approximately $234,000 of lease income related to these transactions is recorded as other income in the Company's statement of operations for the year ended December 31, 1998.

     Relatives of the stockholders of ITC Holding are stockholders and employees of the Company's insurance provider. The costs charged to the Company for insurance services were approximately $222,000, $221,000, and $628,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

9.  BUSINESS ACQUISITIONS

KNOLOGY HOLDINGS ACQUISITIONS

     In January 1998, the Company acquired an additional 6,747 shares of KNOLOGY Holdings preferred stock, representing an approximate 13% ownership interest in KNOLOGY Holdings, in exchange for cash of $10,177,234. The acquisition of the additional interest was accounted for as a step acquisition. The fair value of net assets acquired totaled $6,775,879, resulting in goodwill of $3,401,355.

     Effective July 1998, the Company acquired an additional 42,565 shares, representing approximately 43% of KNOLOGY Holdings' outstanding stock.

     The Company recorded its acquisition of this additional ownership interest under the purchase method of accounting as a step acquisition. Accordingly, the Company recorded the pro rata share of net assets acquired at fair value. The Company determined that the book value of the pro rata share of assets and trade liabilities acquired approximated fair value. The fair value of KNOLOGY Holdings' senior discount notes (Note 4) was determined to be less than book value at the date of acquisition based on quoted market prices. As a result, a debt discount of approximately $8,542,000 was recorded to adjust the book value of the pro rata share of senior notes acquired to fair value (Note 4).

     The total value paid by the Company was $36,687,424, including cash of $2,155,100, common and preferred stock valued at $34,532,324. The fair value of net assets acquired totaled $22,678,372, resulting in goodwill of $14,009,052. Prior to the acquisition, the Company owned more stock than any other single KNOLOGY Holdings stockholder, owning approximately 42% of the outstanding stock. As a result of the acquisition, the Company owns approximately 85% of the outstanding stock of KNOLOGY Holdings at December 31, 1998.

CABLE ALABAMA ACQUISITION

     On October 30, 1998, KNOLOGY Holdings acquired substantially all of the assets of Cable Alabama Corporation ("Cable Alabama") for approximately $60,733,000 in cash and also purchased for $5,000,000 in cash certain real property located in Huntsville, Alabama. Cable Alabama owned and operated a cable television system serving the Huntsville, Alabama area. KNOLOGY Holdings plans to upgrade the existing Cable Alabama plant is being upgraded to provide local and long-distance telephone service and high-speed Internet access services. The acquisition has been accounted for under the purchase method of accounting.

                         KNOLOGY, INC. AND SUBSIDIARIES

TTE, INC. ACQUISITION

     On June 1, 1998, KNOLOGY Holdings acquired TTE, Inc., a non-facilities based reseller of local, long distance and operator services to small and medium-sized business customers throughout South Carolina, for a purchase price of $1.3 million. The acquisition has been accounted for under the purchase method of accounting.

PRO FORMA RESULTS OF OPERATIONS

     The assets of TTE, Inc. and Cable Alabama have been included in the Company's consolidated financial statements effective June 1, 1998 and September 1, 1998, respectively. The following unaudited pro forma results of operations for the year ended December 31, 1998 assume that the acquisitions occurred on January 1, 1998. The pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations had the acquisitions occurred on the assumed date, nor is the information necessarily indicative of future results of operations.

                                                                  1998
                                                              ------------
Operating revenues..........................................  $ 55,359,204
Loss before extraordinary items.............................   (38,261,475)
Net loss attributable to common stockholders................   (34,636,620)
Net loss per share attributable to common stockholders
  (a).......................................................       (577.28)

(a) Loss per share is computed using 60,000 as the number of shares outstanding in 1998.

10.  SEGMENT INFORMATION

     Effective January 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established revised standards for the reporting of financial and descriptive information about operating segments in financial statements.

     The Company owns and operates advanced hybrid fiber-coaxial networks and provides residential and business customers broadband communications services, including analog and digital cable television, local and long-distance telephone, and data and broadband carrier services ("BCS"). Data services include high-speed Internet access via cable modems. BCS includes local transport services, such as local Internet transport, special access, local private line, and local exchange transport services.

                                                             CABLE       TELEPHONE    DATA AND BCS
                                                          -----------   -----------   ------------
1996
  Operating revenues....................................  $         0   $17,527,208   $          0
  Cost of services......................................            0     2,991,412              0
                                                          -----------   -----------   ------------
  Gross margin..........................................  $         0   $14,535,796   $          0
                                                          ===========   ===========   ============
1997
  Operating revenues....................................  $         0   $17,633,313   $          0
  Cost of services......................................            0     3,121,108              0
                                                          -----------   -----------   ------------
  Gross margin..........................................  $         0   $14,512,205   $          0
                                                          ===========   ===========   ============
1998
  Operating revenues....................................  $22,527,403   $22,318,344   $    286,775
  Cost of services......................................    8,750,858     3,890,799         97,883
                                                          -----------   -----------   ------------
  Gross margin..........................................  $13,776,545   $18,427,545   $    188,892
                                                          ===========   ===========   ============

                         KNOLOGY, INC. AND SUBSIDIARIES

11.  SUBSEQUENT EVENTS (UNAUDITED)

DISTRIBUTION AND PRIVATE PLACEMENT

     The Company is in the process of registering with the Securities and Exchange Commission shares of its common stock in order to complete a distribution of its Series A convertible preferred stock to the stockholders of ITC Holding and to SCANA. Shortly following this distribution, the Company intends to complete a private placement of its Series B preferred stock to a small group of institutional investors for approximately $100 million. There can be no assurance that this offering will be completed.

STOCK SPLIT

     On           , 1999, the Company effected a 600-for-1 stock split of the outstanding shares of common stock in the form of a stock dividend. Accordingly, all data shown in the accompanying financial statements and notes has been retroactively adjusted to reflect the stock split.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To KNOLOGY Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of KNOLOGY HOLDINGS, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1997 and July 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KNOLOGY Holdings, Inc. and subsidiaries as of December 31, 1997 and July 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998, in conformity with generally accepted accounting principles.

Atlanta, Georgia
October 15, 1999

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,     JULY 31,
                                                                  1997           1998
                                                              ------------   ------------
                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  6,144,581   $  5,483,929
  Marketable securities.....................................   227,880,923    181,290,428
  Accounts receivable -- trade, net of allowance of $108,529 and $270,854 at December 31, 1997 and July 31, 1998,
    respectively............................................     1,607,859      3,035,380
  Accounts receivable - affiliates..........................             0         21,000
  Prepaid expenses..........................................        37,060        297,101
                                                              ------------   ------------
        Total current assets................................   235,670,423    190,127,838
                                                              ------------   ------------
PROPERTY, PLANT, AND EQUIPMENT:
  System and installation equipment.........................    56,909,159     93,481,398
  Test and office equipment.................................     1,628,485      3,658,597
  Automobiles and trucks....................................       837,490      2,035,893
  Production equipment......................................       297,286        440,954
  Land......................................................             0        300,975
  Buildings.................................................     1,936,035      4,575,330
  Inventory.................................................     5,806,320     18,507,889
  Leasehold improvements....................................       324,270        489,787
                                                              ------------   ------------
                                                                67,739,045    123,490,823
  Less accumulated depreciation and amortization............    (5,171,309)   (11,424,440)
                                                              ------------   ------------
        Property, plant, and equipment, net.................    62,567,736    112,066,383
                                                              ------------   ------------
OTHER LONG-TERM ASSETS:
  Intangible and other assets, net (Note 2).................    17,896,146     18,014,255
  Investments...............................................             0        825,072
  Other.....................................................        63,795         63,795
                                                              ------------   ------------
        Total assets........................................  $316,198,100   $321,097,343
                                                              ============   ============
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $     25,094   $     25,094
  Accounts payable..........................................     5,817,733      4,429,417
  Accounts payable--affiliate...............................       452,346              0
  Accrued liabilities.......................................     1,638,042      8,854,827
  Unearned revenue..........................................       907,048      1,362,263
                                                              ------------   ------------
        Total current liabilities...........................     8,840,263     14,671,601
NONCURRENT LIABILITIES:
  Notes payable (Note 3)....................................       120,804        115,426
  Accrued interest payable..................................     3,201,688     13,353,765
  Bonds payable, net of discount of $194,189,569 and
    $186,621,207 at December 31, 1997 and July 31, 1998,
    respectively............................................   249,910,431    257,478,793
                                                              ------------   ------------
        Total liabilities...................................   262,073,186    285,619,585
                                                              ------------   ------------
COMMITMENTS AND CONTINGENCIES
WARRANTS (NOTE 3)...........................................     2,486,960      2,486,960
                                                              ------------   ------------
STOCKHOLDERS' EQUITY:
  Convertible preferred stock, $.01 par value per share;
    50,000 and 100,000 shares authorized, 49,985 and 49,851
    shares issued and outstanding at December 31, 1997 and
    July 31, 1998, respectively (Note 7)....................           500            499
  Common stock, $.01 par value per share; 200,000 and
    16,000,000 shares authorized, 0 and 394 shares issued
    and outstanding at December 31, 1997 and July 31, 1998,
    respectively (Note 7)...................................             0              4
  Additional paid-in capital................................    65,060,712     64,864,366
  Accumulated deficit.......................................   (13,402,495)   (31,858,376)
  Unrealized losses on marketable securities (Note 2).......       (20,763)       (15,695)
                                                              ------------   ------------
        Total stockholders' equity..........................    51,637,954     32,990,798
                                                              ------------   ------------
        Total liabilities and stockholders' equity..........  $316,198,100   $321,097,343
                                                              ============   ============

 The accompanying notes are an integral part of these consolidated statements.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31,     SEVEN MONTHS
                                                         -------------------------   ENDED JULY 31,
                                                            1996          1997            1998
                                                         -----------   -----------   --------------
OPERATING REVENUES.....................................  $ 5,334,183   $10,355,068    $ 11,150,159
OPERATING EXPENSES:
  Cost of services.....................................    2,513,693     4,758,730       4,932,239
  Selling, operations, and administrative..............    3,883,738     7,392,540      10,548,058
  Depreciation and amortization........................    1,640,025     3,715,184       4,335,794
                                                         -----------   -----------    ------------
          Total operating expenses.....................    8,037,456    15,866,454      19,816,091
                                                         -----------   -----------    ------------
OPERATING LOSS.........................................   (2,703,273)   (5,511,386)     (8,665,932)
                                                         -----------   -----------    ------------
OTHER INCOME (EXPENSE):
  Interest income......................................       46,221     2,774,909       7,054,380
  Interest expense.....................................   (1,055,498)   (6,226,023)    (16,449,898)
  Affiliate interest income, net.......................      273,799             0               0
  Other (expense) income, net..........................      (60,000)     (129,033)        188,110
                                                         -----------   -----------    ------------
          Total other expense..........................     (795,478)   (3,580,147)     (9,207,408)
                                                         -----------   -----------    ------------
LOSS BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE...............   (3,498,751)   (9,091,533)    (17,873,340)
INCOME TAX BENEFIT.....................................      373,323             0               0
                                                         -----------   -----------    ------------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE...................................   (3,125,428)   (9,091,533)    (17,873,340)
CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE (NOTE 2)..........................            0             0        (582,541)
                                                         -----------   -----------    ------------
NET LOSS...............................................  $(3,125,428)  $(9,091,533)   $(18,455,881)
                                                         ===========   ===========    ============
BASIC AND DILUTED NET LOSS PER SHARE...................  $     (1.53)  $     (2.10)   $      (2.46)
                                                         ===========   ===========    ============
WEIGHTED AVERAGE SHARES OUTSTANDING....................    2,043,900     4,325,250       7,497,696
                                                         ===========   ===========    ============

 The accompanying notes are an integral part of these consolidated statements.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                                     UNREALIZED
                                  PREFERRED STOCK    COMMON STOCK     ADDITIONAL                   (LOSS) GAIN ON       TOTAL
                                  ---------------   ---------------     PAID-IN     ACCUMULATED      MARKETABLE     STOCKHOLDERS'
                                  SHARES   AMOUNT   SHARES   AMOUNT     CAPITAL       DEFICIT        SECURITIES        EQUITY
                                  ------   ------   ------   ------   -----------   ------------   --------------   -------------
BALANCE, December 31, 1995......   7,520    $ 75       0     $    0   $ 7,454,615   $ (1,185,534)     $      0      $  6,269,156
Comprehensive Loss
  Net loss......................       0       0       0          0             0     (3,125,428)            0        (3,125,428)
                                                                                                                    ------------
  Comprehensive Loss............                                                                                      (3,125,428)
                                                                                                                    ------------
  Issuance of preferred stock,
    net of related offering
    expenses of $379,701........   9,572      96       0          0    11,054,603              0             0        11,054,699
                                  ------    ----     ---     ------   -----------   ------------      --------      ------------
BALANCE, December 31, 1996......  17,092     171       0          0    18,509,218     (4,310,962)            0        14,198,427
Comprehensive Loss:
  Net loss......................       0       0       0          0             0     (9,091,533)            0        (9,091,533)
  Unrealized loss on marketable
    securities..................       0       0       0          0             0              0       (20,763)          (20,763)
                                                                                                                    ------------
  Comprehensive Loss............                                                                                      (9,112,296)
                                                                                                                    ------------
  Issuance of preferred stock,
    net of related offering
    expenses of $99,677.........  30,408     304       0          0    42,824,019              0             0        42,824,323
  Purchase of Beach Cable
    (Note 9)....................   2,485      25       0          0     3,727,475              0             0         3,727,500
                                  ------    ----     ---     ------   -----------   ------------      --------      ------------
BALANCE, December 31, 1997......  49,985     500       0          0    65,060,712    (13,402,495)      (20,763)       51,637,954
Comprehensive Loss:
  Net loss......................       0       0       0          0             0    (18,455,881)            0       (18,455,881)
  Unrealized gain on marketable
    securities..................       0       0       0          0             0              0         5,068             5,068
                                                                                                                    ------------
    Comprehensive Income........                                                                                     (18,450,813)
                                                                                                                    ------------
  Issuance of common stock under
    stock options...............       0       0     394          4         3,148              0             0             3,152
  Beach Cable purchase price
    adjustment..................    (134)     (1)      0          0      (199,494)             0             0          (199,495)
                                  ------    ----     ---     ------   -----------   ------------      --------      ------------
BALANCE, July 31, 1998..........  49,851    $499     394     $    4   $64,864,366   $(31,858,376)     $(15,695)     $ 32,990,798
                                  ======    ====     ===     ======   ===========   ============      ========      ============

 The accompanying notes are an integral part of these consolidated statements.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,        SEVEN MONTHS
                                                              ------------------------------   ENDED JULY 31,
                                                                  1996            1997              1998
                                                              ------------   ---------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (3,125,428)  $    (9,091,533)   $(18,455,881)
                                                              ------------   ---------------    ------------
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Depreciation and amortization...........................     1,640,025         3,715,184       4,335,794
    Amortization of bond discount...........................             0         2,386,856       7,568,362
    Gain on disposition of assets...........................        21,370            23,464               0
    Cumulative effect of change in accounting principle.....             0                 0         582,541
    Deferred income taxes...................................      (373,323)                0               0
    Changes in operating assets and liabilities:
      Accounts receivable...................................      (512,337)         (721,396)     (1,448,521)
      Prepaid expenses......................................      (180,950)          244,199        (260,041)
      Accounts payable......................................       (39,648)        4,302,245      (1,840,662)
      Accrued liabilities and interest......................       293,394           163,317      17,368,862
      Unearned revenue......................................       278,757           243,007         455,215
      Other.................................................           133             1,345           5,068
                                                              ------------   ---------------    ------------
        Total adjustments...................................     1,127,421        10,358,221      26,766,618
                                                              ------------   ---------------    ------------
        Net cash (used in) provided by operating
          activities........................................    (1,998,007)        1,266,688       8,310,737
                                                              ------------   ---------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net of retirements..................   (14,416,135)      (39,625,408)    (50,089,645)
  Acquisitions, net.........................................             0                 0      (1,014,288)
  Organizational cost expenditures..........................       (20,133)         (470,923)       (248,433)
  Purchase of investments...................................        (5,000)   (1,346,150,712)              0
  Proceeds from sales of investments........................             0     1,118,194,411      46,590,495
  Accounts payable -- capital related.......................             0                 0      (3,214,982)
  Investment in ClearSource, Inc............................             0                 0        (825,072)
  Proceeds from sale of property............................             0            69,152               0
  Other.....................................................             0                 0         315,906
                                                              ------------   ---------------    ------------
        Net cash used in investing activities...............   (14,441,268)     (267,983,480)     (8,486,019)
                                                              ------------   ---------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on debt and short term borrowings......      (160,900)      (29,903,385)         (5,378)
  Expenditures related to issuance of debt and credit
    facility................................................             0                 0        (283,649)
  Proceeds from the issuance of common stock................             0                 0           3,152
  Proceeds from the issuance of debt and short-term
    borrowings, net of discount and issue costs on bonds....     1,258,238       257,370,383               0
  Proceeds from the issuance of preferred stock, net of
    related offering expenses...............................    10,868,699        42,824,323        (199,495)
  Repayments from affiliates................................     4,255,836                 0               0
  Proceeds from the issuance of warrants....................             0         2,486,960               0
                                                              ------------   ---------------    ------------
        Net cash provided by (used in) financing
          activities........................................    16,221,873       272,778,281        (485,370)
                                                              ------------   ---------------    ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........      (217,402)        6,061,489        (660,652)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       300,494            83,092       6,144,581
                                                              ------------   ---------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $     83,092   $     6,144,581    $  5,483,929
                                                              ============   ===============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................  $  1,016,039   $     1,543,125    $      3,672
                                                              ============   ===============    ============
  Cash paid during the period for income taxes..............  $          0   $             0    $          0
                                                              ============   ===============    ============
  Details of acquisitions:
    Property, plant, and equipment..........................  $          0   $     4,756,005    $          0
    Intangible Assets.......................................             0         2,796,139       1,014,288
    Liabilities Assumed.....................................             0        (3,824,644)              0
    Preferred stock issued..................................             0        (3,727,500)              0
                                                              ------------   ---------------    ------------
    Net cash paid for acquisitions..........................  $          0   $             0    $  1,014,288
                                                              ============   ===============    ============

          The accompanying notes are an integral part of these consolidated statements.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996 AND 1997 AND JULY 31, 1998

1.  ORGANIZATION, NATURE OF BUSINESS AND BASIS OF PRESENTATION

ORGANIZATION

     KNOLOGY Holdings, Inc. was incorporated in Delaware in November 1995 under the name CyberNet Holding, Inc. In April 1997, the Company formally changed its name to KNOLOGY Holdings, Inc.

NATURE OF BUSINESS

     KNOLOGY Holdings, Inc. and its subsidiaries (the "Company") own and operate advanced hybrid fiber-coaxial networks and provide residential and business customers broadband communications services, including analog and digital cable television, local and long-distance telephone, high-speed Internet access, and broadband carrier services to various markets in the southeastern United States.

     The Company has experienced operating losses as a result of the expansion of the advanced broadband communications networks and services into new and existing markets. The Company expects to continue to focus on increasing its customer base and expanding its broadband operations. Accordingly, the Company expects that its operating expenses and capital expenditures will continue to increase as it extends its broadband communications networks in the existing and new markets in accordance with its business plan. While management expects its expansion plans will result in profitability, there can be no assurance that growth in the Company's revenue or customer base will continue or that the Company will be able to achieve or sustain profitability and/or positive cash flow.

BASIS OF PRESENTATION

     The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Company and all subsidiaries. All significant intercompany balances have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

MARKETABLE SECURITIES

     The Company's marketable securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES
losses, cost is identified on a specific identification basis. Securities available for sale at July 31, 1998 are primarily comprised of commercial paper.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, commencing when the asset is installed or placed in service. Maintenance, repairs, and renewals are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is included in or deducted from income. Depreciation and amortization are provided over the estimated useful lives as follows:

                                                              YEARS
                                                              -----
Buildings...................................................    25
System and installation equipment...........................  7-10
Production equipment........................................     7
Test and office equipment...................................   3-7
Automobiles and trucks......................................     5
Leasehold improvements......................................     5

     Inventories are valued at the lower of cost or market (determined on a weighted average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to system and installation equipment when installed.

     Interest is capitalized in connection with the construction of the Company's broadband networks. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. For the year ended December 31, 1997 and the period ended July 31, 1998, $676,160 and $1,954,976 of interest cost was capitalized, respectively. No interest was capitalized prior to 1997.

INTANGIBLE AND OTHER ASSETS

     Intangible and other assets include the excess of the purchase price of acquisitions over the fair value of net assets acquired as well as various other acquired intangibles and costs associated with the issuance of debt and the consummation of a credit facility. Intangible and other assets and the related useful lives and accumulated amortization at December 31, 1997 and July 31, 1998 are as follows:

                                                                                AMORTIZATION
                                                   DECEMBER 31,    JULY 31,        PERIOD
                                                       1997          1998         (YEARS)
                                                   ------------   -----------   ------------
Goodwill.........................................  $ 9,875,262    $10,889,550         40
Debt issuance costs..............................    7,883,307      8,166,956       4-10
Other............................................      955,048        350,540      10-15
                                                   -----------    -----------
                                                    18,713,617     19,407,046
Less accumulated amortization....................      817,471      1,347,285
                                                   -----------    -----------
Intangibles and other assets, net................  $17,896,146    $18,059,761
                                                   ===========    ===========

     During 1998, the Company adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that all nongovernmental entities expense costs of start-up activities, including pre-operating, preopening, and organization activities, as the costs are incurred. Adoption of this statement resulted in a cumulative effect of accounting change of $582,541 or $.08 per basic and diluted share.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

LONG-LIVED ASSETS

     In 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and cost in excess of net assets acquired related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting SFAS No. 121 was not material.

     The Company periodically reviews the values assigned to long-lived assets, such as inventory, property and equipment, and goodwill, to determine whether any impairments are other than temporary. Management believes that there is no impairment of long-lived assets included in the accompanying balance sheets.

INVESTMENTS

     At July 31, 1998, investments represent the Company's 11% ownership in ClearSource, Inc. ClearSource, Inc. was formed during 1998 to build and operate advanced broadband networks offering a bundle of communications services to residential and business customers. The Company's investment in ClearSource, Inc. is accounted for under the cost method of accounting.

REVENUE RECOGNITION

     Subscriber revenues are recognized in the month of service. Subscriber fees billed in advance are included in the accompanying balance sheets as unearned revenue and are deferred until the month the service is provided.

ADVERTISING COSTS

     The Company expenses all advertising costs as incurred. Approximately $165,000, $158,000, and $237,160 of advertising expense are recorded in the Company's statements of operations for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998, respectively.

SOURCES OF SUPPLIES

     The Company purchases customer premise equipment and plant materials from outside vendors. Although numerous suppliers market and sell customer premise equipment and plant materials, the Company currently purchases each customer premise component from a single vendor and has several suppliers for plant materials. If the suppliers are unable to meet the Company's needs as it continues to build out its network infrastructure, then delays and increased costs in the expansion of the Company's network could result, which would adversely affect operating results.

CREDIT RISK

     The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the ability to terminate access on delinquent accounts. The potential for material credit loss is mitigated by the large number of customers with relatively small receivable balances. The carrying amount of the Company's receivables approximates their fair values.

INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES
on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax benefit represents the change in the deferred tax asset and liability balances (Note 6).

     Effective August 1998, the Company will be included in the consolidated federal income tax return of its parent company, ITC Holding Company, Inc. ("ITC Holding") (Note 7). The Company and its subsidiaries file separate state income tax returns.

NET LOSS PER SHARE

     In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." That statement requires the disclosure of basic net loss per share and diluted net loss per share. Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. As the Company has no significant common stock outstanding, the convertible preferred stock is assumed to be converted for purposes of this calculation. Diluted net loss per share gives effect to all potentially dilutive securities. The Company's potentially dilutive securities are not included in the computation of diluted net loss per share as their effect is antidilutive.

3.  LONG-TERM DEBT

     Long-term debt at December 31, 1997 and July 31, 1998 consists of the following:

                                                                1997           1998
                                                            ------------   ------------
Senior Discount Notes, with a face value of $444,100,000,
  bearing interest at 11.875% beginning October 15, 2002,
  payable semiannually beginning April 15, 2003 with
  principal and any unpaid interest due October 15,
  2007....................................................  $249,910,431   $257,478,793
Capitalized lease obligation, at a rate of 10%, payable in
  quarterly installments of $6,304 through December 2006,
  secured.................................................       145,898        140,520
                                                            ------------   ------------
                                                             250,056,329    257,619,313
Less current maturities...................................        25,094         25,094
                                                            ------------   ------------
                                                            $250,031,235   $257,594,219
                                                            ============   ============

     Following are maturities of long-term debt for each of the next five years as of July 31, 1998:

1999.......................................................  $     25,094
2000.......................................................        13,438
2001.......................................................        14,833
2002.......................................................        16,374
2003.......................................................        18,074
Thereafter.................................................   444,159,353
                                                             ------------
          Total............................................  $444,234,246
                                                             ============

     The fair values of long-term debt, including current maturities, at December 31, 1997 and July 31, 1998 are estimated to be approximately $253,781,000 and $270,833,000 respectively, based on a valuation technique that considers cash flows discounted at current rates.

     In the fourth quarter of 1997, the Company issued units consisting of senior discount notes due 2007 and warrants to purchase Preferred Stock for gross proceeds of approximately $250 million. The notes were offered at a substantial discount from face value, with no interest payable for the first five years. Approximately $2.5 million of the gross proceeds has been allocated to the warrants. Each warrant allows

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES
the holder to purchase .003734 shares of the Company's preferred stock. The Company incurred approximately $7.9 million in costs to issue the senior discount notes. These costs are being amortized at an effective rate over the life of the notes. The indenture relating to the notes contains certain covenants that, among other things, limit the ability of the Company to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets, and engage in mergers and consolidations. The proceeds from the offering of the units have been, and will be, used to repay certain indebtedness of the Company, to fund expansion of the Company's business, and for additional working capital and general corporate purposes.

     On June 2, 1997, the Company borrowed $3 million under a promissory note from SCANA at 12% interest with an original maturity of June 30, 1997. In July 1997, and again in September 1997, the Company and SCANA amended the promissory note agreement to increase the borrowings to $10 million and to extend the maturity date until January 1, 1998. On September 29, 1997, the Company borrowed an additional $1 million at 12% interest under an oral agreement with SCANA with similar terms. In connection with the SCANA notes discussed above, SCANA and the Company are negotiating warrants to purchase approximately 753 shares of the Company's preferred stock. In October 1999, the Company executed the agreement to issue warrants to purchase Preferred Stock of the Company. The Company will record the fair value of the warrants as interest expense in the fourth quarter of 1999. On October 24, 1997, the Company repaid all of these borrowings.

     On May 13, 1997, the Company obtained a $3 million bridge loan facility from First National Bank of West Point (the "Bridge Facility") to provide additional liquidity until long-term financing could be arranged. Interest accrued at the prime rate (as announced by SunTrust Bank, Atlanta) plus .5% per annum on all outstanding principal amounts, plus accrued but unpaid interest. As amended on September 18, 1997, the Bridge Facility was payable on demand, with a final maturity date of December 15, 1997. On December 15, 1997, the Company repaid all of these borrowings.

4.  OPERATING LEASES

     The Company leases office space, utility poles, and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

     Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 1998 are as follows:

1999........................................................  $208,342
2000........................................................   166,274
2001........................................................   124,565
2002........................................................   113,583
2003 and thereafter.........................................   153,150
                                                              --------
          Total minimum lease payments......................  $765,914
                                                              ========

     Total rental expense for all operating leases was approximately $70,000, $75,000 and $97,000, for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998, respectively.

5.  COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

     The Company has entered into contracts with various entities to provide programming to be aired by the Company. The Company pays a monthly fee as cost for the programming services, generally based on the number of average subscribers to the program, although some fees are adjusted based on the total

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES
number of subscribers to the system and/or the system penetration percentage. Certain contracts have minimum monthly fees. The Company estimates that it will pay approximately $6.5 million in programming fees under these contracts during 1999.

LEGAL PROCEEDINGS

     In the normal course of business, the Company is subject to various litigation; however, in management's opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

6.  INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities at December 31, 1996 and 1997 and July 31, 1998 are as follows (in thousands):

                                                              1996     1997      1998
                                                             ------   ------   --------
Deferred tax assets:
  Net operating loss carryforwards.........................  $3,875   $7,221   $  6,987
  Deferred bond interest...................................       0        0      8,792
  Other....................................................      92      279        280
  Valuation allowance......................................  (2,475)  (4,165)   (10,270)
                                                             ------   ------   --------
          Total deferred tax assets........................   1,492    3,335      5,789
Deferred tax liabilities:
  Depreciation and amortization............................  (1,492)  (3,335)    (5,789)
                                                             ------   ------   --------
Net deferred income taxes..................................  $    0   $    0   $      0
                                                             ======   ======   ========

     Effective August 1998, the Company will be included in the consolidated federal income tax return of its parent company, ITC Holding (Note 7). The Company and its subsidiaries file separate state income tax returns.

     The Company has available, at December 31, 1996 and 1997 and July 31, 1998, unused net operating loss carryforwards of approximately $10,273,00, $19,144,000, and $18,523,000, respectively, expiring in various years from 2005 to 2013, unless utilized. Management has recorded a valuation allowance of approximately $2,475,000, $4,165,000, and $10,270,000 for the years ended
December 31, 1996 and 1997 and the period ended July 31, 1998, respectively, on these net operating loss carryforwards, the majority of which contain limitations on utilization.

     A reconciliation of the income tax benefit computed at statutory tax rates to the income tax benefit for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998 is as follows:

                                                              1996   1997   1998
                                                              ----   ----   ----
Income tax benefit at statutory rate........................   34%    34%    34%
State income taxes, net of federal benefit..................    2      4      5
Prior year actualization....................................    6     (3)    (4)
Goodwill....................................................    1     (1)    (1)
Deferred tax valuation allowance............................  (32)   (34)   (34)
                                                              ---    ---    ---
                                                               11%     0%     0%
                                                              ===    ===    ===

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

7.  EQUITY INTERESTS

CAPITAL TRANSACTIONS

     The Company has authorized 16,000,000 shares of $.01 par value common stock and 100,000 shares of $.01 par value convertible preferred stock at December 31, 1998. In February 1998, the Company completed a 150-for-1 stock split of the Company's common stock, par value $.01 per share, which was effected in the form of a stock dividend of new shares of common stock. In connection with the stock split, the Company increased the number of shares of authorized common stock from 200,000 to 16,000,000 and changed the conversion ratio between the common stock and the preferred stock from 1-to-1 to a ratio of 150-to-1.

     In June 1998, ITC Holding made an offer to acquire outstanding shares of the Company in exchange for $100 in cash and ITC Holding Common Stock valued at $1,600 for each share of the Company's Preferred Stock exchanged (the "Exchange"). The Exchange was completed effective July 31, 1998. Prior to the exchange, ITC Holding (through its wholly owned subsidiaries) owned approximately 42% of the outstanding stock of the Company, representing the largest stockholder of the Company. As a result of the exchange, ITC Holding owns approximately 85% of the outstanding stock of the Company.

     In May 1998, the Company issued 394 shares of common stock, valued at $8 per share, to an employee under the Company's 1995 stock option plan. In February 1997, the Company offered and accepted 8,960 shares of preferred stock for subscription at $1,200 per share. Additionally, in October 1997, the Company offered and accepted 21,448 shares of preferred stock for subscription at $1,500 per share. In December 1997, in conjunction with the acquisition of KNOLOGY of Panama City, Inc., the Company issued 2,485 shares of preferred stock valued at $1,500 per share. During 1998, 134 shares of preferred stock issued in connection with the acquisition were returned to the Company as part of a purchase price adjustment. The amount of the consideration paid in excess of the par value, net of expenses incurred in connection with each issuance, is included in additional paid-in capital on the accompanying balance sheets. Each share of convertible preferred stock is automatically convertible into common stock on a 150-for-1 basis at the earlier of either the effective date of a public offering of common stock by the Company or on December 8, 2005. In the event of liquidation of the Company, whether voluntary or involuntary, the holders of convertible preferred stock are entitled to receive preferential distributions of $1,000, $1,200, or $1,500 per share (depending on when the stock was issued) before any distributions to common stockholders. The holders of the preferred stock are not entitled to any other preferences, including dividends.

STOCKHOLDERS' AGREEMENT

     The Company entered into a stockholders' agreement (the "Stockholders' Agreement"), dated as of December 8, 1995 and amended as of January 25, 1996 and April 19, 1996, with all of the stockholders of the Company. None of the parties to the Stockholders' Agreement may transfer any class or series of capital stock of the Company or any right or option to acquire any share of capital stock of the Company held by such party to third parties (subject to limited exceptions) without having offered rights of first refusal to purchase such securities to the Company. The Stockholders' Agreement will irrevocably terminate upon the consummation of an initial public offering.

STOCK OPTION PLAN

     Under the Company's 1995 stock option plan (the "Stock Option Plan"), as adopted in December 1995 and amended in February 1998, 700,000 shares (after giving effect to the 150-for-1 common stock split) of common stock are reserved and authorized for issuance upon the exercise of the options. All employees of the Company are eligible to receive options under the Stock Option Plan. The Stock Option

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

Plan is administered by the compensation and stock option committee of the board of directors. Options granted under the Stock Option Plan are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire ten years from the date of grant.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     The Company accounts for its stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company's common stock to employees of the Company using the Black-Scholes option pricing model and the following weighted average assumptions in 1996, 1997, and the period ended July 31, 1998:

                                                     1996          1997          1998
                                                  -----------   -----------   -----------
Risk-free interest rate.........................     6.31%         6.43%         5.42%
Expected dividend yield.........................      0%            0%            0%
Expected lives..................................  Seven years   Seven years   Seven years
Expected volatility.............................      30%           30%           30%

     The weighted average fair value of options granted was $8, $8.44, and $10.00 for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998, respectively. The total value of options for the Company's stock granted to employees of the Company for the years ended December 31, 1996 and 1997 and the period ended July 31, 1998 was computed as approximately $154,000, $304,000, and $1,125,000, respectively, which would be amortized on a pro forma basis over the five-year vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net loss for the periods presented would be as follows:

                                                                 AS
                                                              REPORTED      PRO FORMA
                                                            ------------   ------------
Net loss for the year ended December 31, 1996.............  $ (3,125,428)  $ (3,155,917)
Net loss for the year ended December 31, 1997.............    (9,091,533)    (9,188,862)
Net loss for the period ended July 31, 1998...............   (18,455,881)   (18,579,005)
Basic and diluted net loss per share for the year ended
  December 31, 1996.......................................  $      (1.53)  $      (1.54)
Basic and diluted net loss per share for the year ended
  December 31, 1997.......................................         (2.10)         (2.12)
Basic and diluted net loss per share for the period ended
  July 31, 1998:..........................................         (2.46)         (2.47)

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

     A summary of the status of the Company's stock option plan at July 31, 1998 is presented in the following table (after giving effect to the 150-for-1 common stock split):

                                                                         WEIGHTED AVERAGE
                                                                          EXERCISE PRICE
                                                               SHARES       PER SHARE
                                                               -------   ----------------
Outstanding at December 31, 1996:........................       52,797         8.00
  Granted................................................      126,384         8.44
  Forfeited..............................................      (15,939)        8.00
                                                               -------
Outstanding at December 31, 1997:........................      163,242         8.34
  Granted................................................      348,980        10.00
  Forfeited..............................................      (21,032)        8.32
  Exercised..............................................         (394)        8.00
                                                               -------
Outstanding at July 31, 1998.............................      490,796
                                                               =======
Exercisable shares as of:
  December 31, 1996......................................            0        $0.00
                                                               =======
  December 31, 1997......................................        6,606         8.00
                                                               =======
  July 31, 1998..........................................       17,428         8.00
                                                               =======

8.  RELATED-PARTY TRANSACTIONS

     ITC Holding provides certain administrative services, such as legal and tax planning services, for the Company. The costs of these services are charged to the Company based primarily on the salaries and related expenses for certain of the ITC Holding executives and an estimate of their time spent on projects specific to the Company. For the years ended December 31, 1996 and 1997 and the period ended July 31, 1998, the Company recorded approximately $24,000, $31,000, and $92,000, respectively, in selling, operations, and administrative expenses related to these services. In the opinion of management, amounts charged to the Company are consistent with costs that would be incurred from third party providers. Additionally, during 1997, ITC Holding paid several invoices related to the construction of the Company's building. At December 31, 1997, there is approximately $419,000 related to these payments included in accounts payable -- affiliate in the Company's balance sheet.

     Certain of ITC Holding affiliates provide the Company with various services and/or receive services provided by the Company. These entities include Interstate Telephone Company, which provides switching and billing telephone services; and InterCall, Inc., which provides conference calling services. In addition, we receive services from ITC DeltaCom, Inc., an affiliate of ITC Holding which provides wholesale long-distance and related services and which leases capacity on certain of its fiber routes. ITC Holding also holds equity investments in the following entities which do business with the Company:
Powertel, Inc., which provides cellular services, and MindSpring Enterprises, Inc., which is a national provider of Internet access. In management's opinion, the Company's transactions with these affiliated entities are representative of arm's-length transactions.

     For the years ended December 31, 1996 and 1997 and the period ended July 31, 1998, the Company received services from these affiliated entities in the amounts of $48,000, $247,000, and $757,000, respectively, which are reflected in cost of services and selling, operations, and administrative expenses in the Company's statements of operations. In addition, in 1996 and 1997, the Company received services from these affiliated entities in the amount of $11,000 and $13,000, respectively, which is reflected in field and technical expenses in the Company's statement of operations. At December 31, 1997, amounts payable for these services of $33,000 are recorded in the Company's balance sheet as accounts payable -- affiliate.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

     During 1998, the Company leased office space to ITC DeltaCom, Inc. and Powertel, Inc. Approximately $137,000 of lease income related to these transactions is recorded as other income in the Company's statement of operations for the year ended July 31, 1998.

     In December 1996 and 1997, the Company invested $5,000 and $55,000, respectively, in an airplane co-owned by ITC Holding and several of its subsidiaries and other affiliated entities.

     Relatives of the stockholders of ITC are stockholders and employees of the Company's insurance provider. The costs charged to the Company for insurance services were approximately $36,000, $134,000, and $140,000 or the years ended December 31, 1996, 1997, and the period ended July 31, 1997, respectively.

     The chief executive officer of an affiliate served from July 15, 1996 to February 20, 1997 as president and chief executive officer of the Company. He served in his capacity as chief executive officer and president of the Company at the request of the Company and ITC Holding and received no compensation from the Company for the year ended December 31, 1996. The value of his services provided through February 20, 1997 is estimated to total approximately $20,000.

9.  BUSINESS ACQUISITIONS

     On June 1, 1998, the Company acquired TTE, Inc., a non-facilities based reseller of local, long distance and operator services to small and medium-sized business customers throughout South Carolina, for a purchase price of $1.3 million. The acquisition has been accounted for under the purchase method of accounting.

     On December 5, 1997, the Company consummated the acquisition of Beach Cable, Inc., a Florida corporation that owned and operated a cable television system in Panama City Beach, Florida ("Beach Cable"). The acquisition was effected pursuant to an Agreement and Plan of Merger dated December 5, 1997 (the "Merger Agreement") by and among the Company, KNOLOGY of Panama City, Inc., Beach Cable, and L. Charles Hilton, Jr., the sole stockholder of Beach Cable, under which KNOLOGY of Panama City, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, merged (the "Merger") with and into Beach Cable. Beach Cable, the surviving corporation in the Merger, was renamed KNOLOGY of Panama City, Inc. as of the effective time of the Merger (the "Effective Time") and became a wholly owned subsidiary of the Company. At the Effective Time, all of the issued and outstanding shares of Common Stock, no par value, of KNOLOGY of Panama City were converted into 2,485 shares of preferred stock, par value $.01 per share, of the Company valued at approximately $3.7 million. Immediately following the Merger, the Company also contributed cash of approximately $3.9 million to KNOLOGY of Panama City to repay an existing note and related accrued interest to Hilton, Inc., a holding company owned by L. Charles Hilton, Jr. The Merger has been accounted for under the purchase method of accounting.

     As a result of the acquisition of KNOLOGY of Panama City, Inc., approximately one month's operations of KNOLOGY of Panama City are included in the accompanying statement of operations for the year ended December 31, 1997.

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES

     The following unaudited pro forma results of operations for the years ended December 31, 1997 and 1998 assumes that the TTE, Inc. and Beach Cable, Inc. acquisitions occurred on January 1, 1997. The pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations had the acquisitions occurred on the assumed date, nor is the information necessarily indicative of future results of operations.

                                                                  1997           1998
                                                              ------------   ------------
Operating revenues..........................................  $ 14,264,686   $ 12,493,550
Loss before extraordinary items.............................   (10,074,430)   (17,909,739)
Net loss....................................................   (10,074,430)   (18,492,280)
Net loss per share(a).......................................         (2.33)         (2.47)

(a) Net loss per share is computed using 4,325,250 and 7,497,696 as the number of shares outstanding at December 31, 1997 and July 31, 1998, respectively.

10.  SEGMENT INFORMATION

     Effective January 1998, the Company adopted SFAS No. 131, "Disclosures about segments of an Enterprise and Related Information," which established revised standards for the reporting of financial and descriptive information about operating segments in financial statements.

     The Company owns and operates advanced hybrid fiber-coaxial networks and provides residential and business customers broadband communications services, including analog and digital cable television, local and long-distance telephone, and data and broadband carrier services ("BCS"). Data services include high-speed Internet access via cable modems. BCS includes local transport services, such as local Internet transport, special access, local private line, and local exchange transport services.

     While management of the Company monitors the revenue generated from each of the various broadband services, operations are managed and financial performance is evaluated based upon the delivery of a multiple of the services to customers over a single network. As a result of multiple services being provided over a single network, there are many shared expenses and shared assets related to providing the various broadband services to customers. Management believes that any allocation of the shared expenses or assets to the broadband services would be arbitrary and impractical.

     Revenues by broadband communications service are as follows:

                                                                                 SEVEN
                                                                                MONTHS
                                                    YEAR ENDED DECEMBER 31       ENDED
                                                   ------------------------    JULY 31,
                                                      1996         1997          1998
                                                   ----------   -----------   -----------
Cable............................................  $5,334,183   $10,319,495   $ 9,991,798
Telephone........................................           0        16,490     1,077,674
Data and BCS.....................................           0        19,083        80,687
                                                   ----------   -----------   -----------
Consolidated revenues............................  $5,334,183   $10,355,068   $11,150,159
                                                   ==========   ===========   ===========

11.  SUBSEQUENT EVENTS

CREDIT FACILITY

     On December 22, 1998, the Company entered into a $50 million four-year senior secured credit facility with First Union National Bank and First Union Capital Markets Corp., which may be used for working capital and other purposes, including capital expenditures and permitted acquisitions. At the Company's option, interest will accrue based on either the Alternate Base Rate plus applicable margin or

                    KNOLOGY HOLDINGS, INC. AND SUBSIDIARIES
the LIBOR rate plus applicable margin. Obligations under the credit facility will be secured by substantially all tangible and intangible assets of the Company and its current and future subsidiaries. The credit facility includes a number of covenants, including, among others, covenants limiting the ability of the Company and its subsidiaries and their present and future subsidiaries to incur debt, create liens, pay dividends, make distributions or stock repurchases, make certain investments, engage in transactions with affiliates, sell assets, and engage in certain mergers and acquisitions. The credit facility also includes covenants requiring compliance with certain operating and financial ratios on a consolidated basis. The credit facility allows the Company to borrow up to five times certain individual subsidiaries' consolidated adjusted cash flow as defined in the credit facility. In connection with the initiation of the revolving credit facility, the Company incurred $1,255,681 in related costs which are being amortized on a straight-line basis over the five year term.

ACQUISITIONS

     On October 30, 1998, the Company acquired substantially all of the assets of Cable Alabama Corporation ("Cable Alabama") for approximately $60,733,000 in cash and also purchased for $5,000,000 in cash, certain real property located in Huntsville, Alabama (the "Acquisition"). Cable Alabama owned and operated a cable television system serving the Huntsville, Alabama area. KNOLOGY plans to upgrade the existing Cable Alabama plant into a high-speed fiber-coaxial network that is two-way interactive to provide additional broadband communications services, such as local and long-distance service, digital television and high-speed Internet access. The acquisition has been accounted for under the purchase method of accounting.

     The assets acquired are held by KNOLOGY of Huntsville, Inc. and have been included in the Company's consolidated financial statements effective September 1, 1998. The unaudited pro forma results of operations for the years ended December 31, 1997 and 1998 assumes the acquisition occurred on January 1, 1997. The pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations had the Acquisition occurred on the assumed date, nor is the information necessarily indicative of future results of operations.

                                                                  1997           1998
                                                              ------------   ------------
Operating revenues..........................................  $ 22,379,066   $ 18,914,289
Loss before extraordinary item..............................   (23,659,283)   (26,648,764)
Net loss....................................................   (23,659,283)   (27,231,305)
Net loss per share(a).......................................         (5.47)         (3.63)

(a) Loss per share is computed using 4,325,250 and 7,497,696 as the number of shares outstanding at December 31, 1997 and July 31, 1998, respectively.

                          INDEPENDENT AUDITORS' REPORT

Stockholders
CableAmerica Corporation
Phoenix, Arizona

     We have audited the accompanying balance sheets of Cable Alabama Corporation (the "Company") a wholly-owned subsidiary of CableAmerica Corporation as of August 31, 1998 and September 30, 1997, and the related statements of operations and deficit and of cash flows for the eleven-month period ended August 31, 1998 and the year ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1998 and September 30, 1997, and the results of its operations and its cash flows for the eleven-month period ended August 31, 1998 and the year ended September 30, 1997 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company (see Notes 1 and 5 to the financial statements regarding expenses allocated from CableAmerica Corporation).

     As discussed in Note 6 to the financial statements, on October 30, 1998, the Company sold substantially all of its assets.

Phoenix, Arizona
December 7, 1998

                           CABLE ALABAMA CORPORATION
            (A WHOLLY-OWNED SUBSIDIARY OF CABLEAMERICA CORPORATION)

                                 BALANCE SHEETS
                     AUGUST 31, 1998 AND SEPTEMBER 30, 1997

                                                                  1998           1997
                                                              ------------   ------------
                                     ASSETS (Note 6)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $      8,640   $     19,753
  Subscriber accounts receivable -- less allowance for
     doubtful accounts of $68,000 and $101,000..............       930,026        889,105
  Prepaid expenses and other assets.........................       336,126        400,037
  Deferred income taxes (Note 4)............................     2,174,000      2,340,000
                                                              ------------   ------------
          Total current assets..............................     3,448,792      3,648,895
                                                              ------------   ------------
CABLE TELEVISION SYSTEMS AND EQUIPMENT:
  Reception and distribution facilities.....................    34,926,769     31,699,513
  Land, building and improvements...........................        81,178         68,809
  Vehicles, equipment and fixtures..........................     1,321,356      1,261,170
  Construction in progress..................................       116,557        336,673
                                                              ------------   ------------
          Total.............................................    36,445,860     33,366,165
  Less accumulated depreciation and amortization............   (22,689,797)   (20,352,138)
                                                              ------------   ------------
          Cable television systems and equipment -- net.....    13,756,063     13,014,027
                                                              ------------   ------------
          TOTAL.............................................  $ 17,204,855   $ 16,662,922
                                                              ============   ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY (Note 6)
CURRENT LIABILITIES:
  Accounts payable..........................................  $    868,237   $  2,389,229
  Accrued payroll...........................................        88,544        103,001
  Accrued property tax......................................       125,740         96,807
  Other accrued expenses....................................       237,939        260,961
                                                              ------------   ------------
          Total current liabilities.........................     1,320,460      2,849,998
                                                              ------------   ------------
COMMITMENTS AND CONTINGENCIES (Notes 2, 3 and 6)
STOCKHOLDERS' EQUITY (Note 2):
  Common stock, $100 par value -- authorized, 1,500 shares;
     issued and outstanding, 1,500 shares...................       150,000        150,000
  Additional paid-in capital................................    20,664,426     18,886,572
  Deficit...................................................    (4,930,031)    (5,223,648)
                                                              ------------   ------------
          Total stockholders' equity........................    15,884,395     13,812,924
                                                              ------------   ------------
          TOTAL.............................................  $ 17,204,855   $ 16,662,922
                                                              ============   ============

                       See notes to financial statements.

                           CABLE ALABAMA CORPORATION
            (A WHOLLY-OWNED SUBSIDIARY OF CABLEAMERICA CORPORATION)

                      STATEMENTS OF OPERATIONS AND DEFICIT
                 ELEVEN-MONTH PERIOD ENDED AUGUST 31, 1998 AND
                         YEAR ENDED SEPTEMBER 30, 1997

                                                                 1998          1997
                                                              -----------   -----------
REVENUES:
  Basic services............................................  $ 7,791,166   $ 7,540,638
  Pay services..............................................    2,096,561     2,298,352
  Other services............................................    2,153,775     2,185,008
                                                              -----------   -----------
          Total revenues....................................   12,041,502    12,023,998
                                                              -----------   -----------
COSTS AND EXPENSES:
  Programming...............................................    4,285,888     4,103,038
  Selling, general and administrative.......................    3,421,791     3,477,576
  Depreciation and amortization.............................    2,415,754     2,543,540
  Allocated corporate expenses (Note 5).....................    1,458,452     1,669,996
                                                              -----------   -----------
          Total costs and expenses..........................   11,581,885    11,794,150
                                                              -----------   -----------
INCOME BEFORE INCOME TAX PROVISION..........................      459,617       229,848
INCOME TAX PROVISION (Note 4)...............................      166,000        80,000
                                                              -----------   -----------
NET INCOME..................................................      293,617       149,848
DEFICIT, BEGINNING OF PERIOD................................   (5,223,648)   (5,373,496)
                                                              -----------   -----------
DEFICIT, END OF PERIOD......................................  $(4,930,031)  $(5,223,648)
                                                              ===========   ===========

                       See notes to financial statements.

                           CABLE ALABAMA CORPORATION
            (A WHOLLY-OWNED SUBSIDIARY OF CABLEAMERICA CORPORATION)

                            STATEMENTS OF CASH FLOWS
                 ELEVEN-MONTH PERIOD ENDED AUGUST 31, 1998 AND
                         YEAR ENDED SEPTEMBER 30, 1997

                                                                 1998          1997
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $   293,617   $   149,848
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    2,415,754     2,543,540
     Deferred income taxes..................................      166,000        80,000
     Changes in operating assets and liabilities:
       Subscriber accounts receivable.......................      (40,921)     (226,021)
       Prepaid expenses and other assets....................       63,910       (17,876)
       Accounts payable.....................................   (1,520,992)    1,170,861
       Accrued expenses and other liabilities...............       (8,546)       24,906
                                                              -----------   -----------
          Net cash provided by operating activities.........    1,368,822     3,725,258
                                                              -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES -- Purchase or
  construction of cable television systems and equipment....   (3,157,789)   (5,323,569)
                                                              -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES -- Contributions to
  capital by parent company.................................    1,777,854     1,613,437
                                                              -----------   -----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............      (11,113)       15,126
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       19,753         4,627
                                                              -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $     8,640   $    19,753
                                                              ===========   ===========

                       See notes to financial statements.

                           CABLE ALABAMA CORPORATION
            (A WHOLLY-OWNED SUBSIDIARY OF CABLEAMERICA CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                 ELEVEN-MONTH PERIOD ENDED AUGUST 31, 1998 AND
                         YEAR ENDED SEPTEMBER 30, 1997

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- Cable Alabama Corporation (the "Company") is a wholly-owned subsidiary of CableAmerica Corporation ("CAC"). The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company (see Note 5 regarding expenses allocated from CAC). The Company provides cable television services to various communities within Alabama.

     Significant accounting policies are summarized below:

     a. Cable Television Systems and Equipment -- Cable television systems and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives as follows:

Reception and distribution facilities.......................     10 years
Equipment and fixtures......................................   5-10 years
Vehicles....................................................    3-5 years
Buildings and improvements..................................  10-30 years

        Direct costs associated with the construction of new cable television plant, the expansion of existing cable television plant, and the rebuilding of cable television plant are capitalized. Interest allocated from CAC is capitalized on construction-in-progress. Interest costs of approximately $10,000 and $26,000 were capitalized in 1998 and 1997, respectively.

     b. Cash and cash equivalents include cash on hand and in banks.

     c. Income Taxes -- The Company is included in the consolidated income tax return of CAC. CAC's policy is to allocate income tax expense or benefit to subsidiaries as if they filed separate returns. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109 Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year, and (b) deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

     d. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.  STOCKHOLDERS' EQUITY

     CAC has a $42,500,000 revolving line of credit agreement with two commercial banks. At August 31, 1998 and September 30, 1997, CAC had borrowings under the lines of credit of $42,500,000 and $37,800,000, respectively. Borrowings are collateralized by all of the common stock of each of the wholly-owned subsidiary companies of CAC, including the Company. The lines of credit were paid off and terminated on October 30, 1998 (Note 6).

                           CABLE ALABAMA CORPORATION
            (A WHOLLY-OWNED SUBSIDIARY OF CABLEAMERICA CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3.  LEASES

     Operating Leases -- The Company has operating leases for various offices and warehouses under terms ranging from one to ten years. Rental expense amounted to $163,000 and $184,000 for the eleven-month period ended August 31, 1998 and the year ended September 30, 1997, respectively, which was paid to the shareholders of CAC, as lessors of such leases.

     In connection with the sale of assets subsequent to year-end, described in
Note 6, all of the Company's lease agreements were assumed by the purchaser.

4.  INCOME TAXES

     A reconciliation of the difference between the provision for income taxes and income taxes at the statutory United States federal income tax rate for the eleven-month period ended August 31, 1998 and the year ended September 30, 1997 is as follows:

                                                                1998       1997
                                                              --------   --------
Income tax provision at statutory United States federal
  income tax rate...........................................  $156,000   $ 73,000
State taxes and other.......................................    10,000      7,000
                                                              --------   --------
Income tax provision........................................  $166,000   $ 80,000
                                                              ========   ========

     The components of the Company's deferred income tax asset are as follows:

                                                              AUGUST 31,   SEPTEMBER 30,
                                                                 1998          1997
                                                              ----------   -------------
Federal net operating loss carryforwards....................  $2,793,000    $2,863,000
State net operating loss carryforwards......................     468,000       474,000
Difference in book and tax carrying basis of property and
  equipment.................................................  (1,626,000)   (1,548,000)
Tax credits.................................................     484,000       484,000
Other.......................................................      55,000        67,000
                                                              ----------    ----------
Net deferred tax asset......................................  $2,174,000    $2,340,000
                                                              ==========    ==========

The Company has approximately $9.1 million of estimated Alabama state net operating loss carryforwards available to offset state taxable income. These carryforwards expire through 2012.

Additionally, the Company has been allocated the following carryforwards available as offsets to Federal taxable income or as credits against regular federal income taxes:

   NET OPERATING LOSSES     ALTERNATIVE MINIMUM TAX CREDITS
EXPIRING FROM 2005 TO 2012    AND INVESTMENT TAX CREDITS
--------------------------  -------------------------------
        $8,100,000                     $484,000
       -----------                     ---------

5.  ALLOCATED CORPORATE EXPENSES

     CAC provides substantially all administration, finance and accounting services for the Company. CAC allocates corporate expenses, including interest (based on total assets) and other expenses (based on the number of basic subscribers) to its subsidiaries. The total expenses allocated to the Company for 1998 and 1997 were approximately $1,458,000 and $1,670,000, respectively.

                           CABLE ALABAMA CORPORATION
            (A WHOLLY-OWNED SUBSIDIARY OF CABLEAMERICA CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6.  SUBSEQUENT EVENT

     On October 30, 1998, the Company sold substantially all of its assets. Proceeds of the sale were approximately $60,000,000.

                        PRO FORMA FINANCIAL INFORMATION

     A pro forma statement of operations for the twelve months ended December 31, 1998 is presented below. The pro forma statement of operations for the twelve month period ended December 31, 1998 is presented assuming the acquisition of Cable Alabama and the Reorganization had occurred effective January 1, 1998.

     The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the pro forma transactions occurred at the beginning of the periods presented, nor is it indicative of future financial position or results of operations.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                       HISTORICAL          (A)          PRO FORMA         PRO FORMA
                                      KNOLOGY, INC.   CABLE ALABAMA    ADJUSTMENTS      KNOLOGY, INC.
                                      -------------   -------------   -------------     -------------
REVENUE.............................  $ 45,132,522     $8,873,291     $          --     $ 54,005,813
OPERATING EXPENSES
  Cost of services..................    12,739,540      3,181,970                --       15,921,510
  Selling, operations and
     administrative.................    37,323,345      2,463,277          (122,756)(b)   39,663,866
  Depreciation and amortization.....    17,914,537      1,764,472         8,846,500(c)    28,525,509
  Allocated corporate expenses......                      996,601          (734,281)(d)      262,320
                                      ------------     ----------     -------------     ------------
          Total Operating
            Expenses................    67,977,422      8,406,320         7,989,463       84,373,205
OTHER INCOME (EXPENSE)
  Interest income...................     9,639,050             --        (2,383,333)(e)    7,255,717
  Interest expense..................   (29,033,088)            --                --      (29,033,088)
  Affiliate interest income
     (expense)......................       (34,115)            --                            (34,115)
  Other Income (expense)............       782,954             --                --          782,954
                                      ------------     ----------     -------------     ------------
                                       (18,645,199)            --        (2,383,333)     (21,028,552)
INCOME (LOSS) BEFORE INCOME TAXES,
  MINORITY INTERESTS, AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.........................   (41,490,099)       466,971       (10,372,796)     (51,395,924)
MINORITY INTEREST...................    13,294,079             --        (8,968,717)(f)    4,325,362
                                      ------------     ----------     -------------     ------------
INCOME (LOSS) BEFORE INCOME TAXES
  CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE..............   (28,196,020)       466,971       (19,341,513)     (47,070,562)
INCOME TAX (PROVISION) BENEFIT......     5,631,618       (173,000)       (5,458,618)(g)           --
                                      ------------     ----------     -------------     ------------
INCOME (LOSS) BEFORE INCOME TAXES
  AND CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE..............   (22,564,402)       293,971       (24,800,131)     (47,070,562)

                                       HISTORICAL          (A)          PRO FORMA         PRO FORMA
                                      KNOLOGY, INC.   CABLE ALABAMA    ADJUSTMENTS      KNOLOGY, INC.
                                      -------------   -------------   -------------     -------------
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE, write off of
  capitalized start up costs........  $   (582,541)    $       --     $          --     $   (582,541)
                                      ------------     ----------     -------------     ------------
NET INCOME (LOSS)...................   (23,146,943)       293,971       (24,800,131)     (47,653,103)
                                      ------------     ----------     -------------     ------------
Preferred Stock Dividends...........    (1,424,222)            --         1,424,222(h)            --
                                      ------------     ----------     -------------     ------------
Pro Forma income (loss) attributable
  to common shareholders:...........   (24,571,165)       293,971       (23,375,909)     (47,653,103)
                                      ============     ==========     =============     ============
Basic and diluted loss per share:...       (409.52)                                          (794.22)
                                      ============                                      ============
Weighted average number of common
  shares -- basic and diluted.......        60,000                                            60,000
                                      ============                                      ============

---------------

(a) The effective date of the Cable Alabama acquisition was September 1, 1998. These historical amounts related to Cable Alabama include the unaudited results of operations for the period January 1, 1998 to August 31, 1998.
(b) Reflects the reduction of rent expense related to the purchase of real property in connection with the Cable Alabama transaction.
(c) Reflects additional depreciation and amortization expense associated with the increase in the basis of the acquired assets to fair market value at the date of acquisition and the allocation of the purchase price to the acquired subscriber base and non-compete agreement. Amounts allocated to subscriber base, non-compete agreement, plant and building are amortized over three, three, ten and twenty-five years, respectively.
(d) Reflects the elimination of interest expense allocated to Cable Alabama from parent company.
(e) Reflects the elimination of interest income resulting from lower cash and investments due to cash paid for acquisition.
(f) Represents the increase in losses applicable to the Company based on an 85% ownership interest in KNOLOGY Holdings for the year ended December 31, 1998.
(g) Reflects the elimination of income tax provision and benefit due to the operating losses of consolidated entity after the distribution, KNOLOGY Holdings, Inc. will no longer participate in a tax sharing agreement with ITC Holding.
(h) Reflects the elimination of earnings, distributed to ITC Holding related to any excess earnings that would be allocated to business development of KNOLOGY, Inc.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated.

Blue Sky Fees and Expenses..................................  $
Accounting Fees and Expenses................................
Legal Fees and Expenses.....................................
Printing and Engraving Expenses.............................
          Total.............................................

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware corporation law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in non derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware corporation law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Our Certificate of Incorporation and our Bylaws contain provisions that further provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware Corporation Law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     We were formed in September 1998 and commencing in November 1999 we are serving as a holding company of KNOLOGY Holdings, Inc., Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecommunications, Inc. and ITC Globe, Inc. In the last three years, prior to our ownership of such companies, our subsidiaries offered and sold the following equity securities that were not registered under the Securities Act:

     In December 1995 and January 1996, in connection with its initial capitalization, KNOLOGY Holdings issued to certain of its stockholders 7,780 shares of its preferred stock for a purchase price of $1,000 per share, for an aggregate amount of $7,780,000. ITC Holding Company, Inc. contributed $4,000,000 plus all of its direct and indirect interests in Cybernet Holding, L.L.C. and in KNOLOGY of Columbus, Inc. in exchange for the preferred stock.

     In April 1996, in connection with a private placement of its preferred stock, KNOLOGY Holdings issued to certain of its current stockholders 9,312 shares of preferred stock for a purchase price of $1,200 per share, for an aggregate amount of $11,174,400.

     In February 1997, KNOLOGY Holdings issued 8,960 shares of its preferred stock to certain of its current stockholders for a purchase price of $1,200 per share, for an aggregate amount of $10,752,000.

     In October 1997, KNOLOGY Holdings issued approximately 21,400 shares of its preferred stock to qualified investors in a equity private placement for a purchase price of $1,500 per share, for an aggregate amount of approximately $32.2 million. ITC Holding, Century Telephone Enterprises, Inc., South Atlantic, the AT&T venture funds and SCANA Communications, Inc. purchased approximately $10.0 million, $2.5 million, $5.5 million, $5.0 million and $5.0 million of our preferred stock, respectively, in the equity private placement. ITC Holding subsequently repurchased all shares of KNOLOGY Holdings' preferred stock owned by Century Telephone, South Atlantic and SCANA in 1998.

     On October 22, 1997, KNOLOGY Holdings issued 444,100 units, each of which consists of one senior discount note and one warrant to purchase .003734 shares of its preferred stock, for net proceeds of approximately $242.4 million. The warrants may be exercised at a price of $.01 per share, subject to adjustment, at any time beginning one year after the date of issuance and prior to the close of business on the tenth anniversary of such grant. Morgan Stanley & Co. Incorporated, J.P. Morgan Securities, Inc. and First Union Capital Markets Corp. served as KNOLOGY Holdings' placement agents in the transaction. SCANA purchased 71,050 of the units for an aggregate purchase price of $39,998,308.

     Pursuant to its 1995 stock option plan, KNOLOGY Holdings granted options to purchase its common stock to its key employees and non-employee directors and those of its subsidiaries. As of December 31, 1998, KNOLOGY Holdings had issued outstanding options to purchase 692,168 shares of its common stock pursuant to the plan at exercise prices ranging from $8.00 to $11.33 per share.

     In May 1998, KNOLOGY Holdings issued 394 shares of its common stock, at an exercise price of $8 per share, to an employee who exercised options granted under its 1995 stock option plan.

     Each issuance of securities described above was made in reliance on an exemption from registration provided by Section 4(2) or Regulation D of the Securities Act as a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for distribution in connection with such transactions and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about KNOLOGY Holdings, Inc., through their relationships with KNOLOGY Holdings or through information about KNOLOGY Holdings made available to them.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
--------                           -------------------
 2.1(1)   --   Agreement and Plan of Merger, dated December 5, 1997, by and among KNOLOGY Holdings, Inc., KNOLOGY of Panama City, Inc.,
               Beach Cable, Inc. and L. Charles Hilton
 2.2(2)   --   Purchase Agreement between Cable Alabama Corporation and
               KNOLOGY of Huntsville, Inc., dated as of October 19, 1998.
 3.1(4)   --   Certificate of Incorporation of KNOLOGY, Inc.
 3.2(4)   --   Bylaws of KNOLOGY, Inc.
 3.3(4)   --   Certificate of Designations of Series A Preferred Stock
 3.4(4)   --   Certificate of Designations of Series B Preferred Stock
 4.1(4)   --   Specimen Certificate for Shares of Common Stock, par value
               $0.01, of KNOLOGY, Inc.
 4.2(4)   --   Specimen Certificate for Shares of Series A Preferred Stock,
               par value $0.01, of KNOLOGY, Inc.
 4.3(4)   --   Specimen Certificate for shares of Series B Preferred Stock, par value $0.01, of KNOLOGY, Inc.

EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
--------                           -------------------
 4.4(1)   --   Indenture dated as of October 22, 1997 between KNOLOGY
               Holdings, Inc. and United States Trust Company of New York,
               as Trustee, relating to the 11 7/8% Senior Discount Notes
               Due 2007 of KNOLOGY Holdings, Inc.
 4.5(1)   --   Registration Rights Agreement, dated October 22, 1997,
               between KNOLOGY Holdings, Inc., the Placement Agents and
               SCANA Communications, Inc.
 4.6      --   Form of Senior Discount Note (contained in Indenture filed as Exhibit 4.5)
 4.7      --   Form of Exchange Note (contained in Indenture filed as
               Exhibit 4.5)
 5.1(4)   --   Opinion of Hogan & Hartson, L.L.P.
10.1(1)   --   Unit Purchase Agreement, dated as of October 16, 1997
               between KNOLOGY Holdings, Inc. and SCANA Communications,
               Inc.
10.2(1)   --   Warrant Agreement, dated as of October 22, 1997, between
               KNOLOGY Holdings, Inc. and United States Trust Company of
               New York (including form of Warrant Certificate)
10.3(1)   --   Warrant Registration Rights Agreement, dated as of October
               22, 1997, between KNOLOGY Holdings, Inc. and United States
               Trust Company of New York
10.4(1)   --   Lease Agreement dated April 15, 1996 by and between D.L.
               Jordan and American Cable Company, Inc.
10.5(1)   --   Pole Attachment Agreement dated January 1, 1998 by and
               between Gulf Power Company and Beach Cable, Inc.
10.6(1)   --   Telecommunications Facility Lease and Capacity Agreement,
               dated September 10, 1996, by and between Troup EMC
               Communications, Inc. and Cybernet Holding, Inc.
10.7(1)   --   Master Pole Attachment Agreement dated January 12, 1998 by and between South Carolina Electric and Gas and KNOLOGY
               Holdings, Inc. d/b/a/ KNOLOGY of Charleston.
10.8(1)   --   License Agreement dated September 29, 1995 by and between
               Montgomery Cablevision and Entertainment, Inc. and American
               Communications Services of Montgomery, Inc.
10.9(1)   --   License Agreement dated January 17, 1996 by and between
               American Cable, Inc. and American Communication Services of
               Columbus, Inc.
10.10(1)  --   Addendum to License Agreement dated April 21, 1997 by and
               between American Cable, Inc. and American Communication
               Services of Columbus, Inc.
10.11(1)  --   Lease Agreement, dated December 5, 1997 by and between The
               Hilton Company and KNOLOGY of Panama City, Inc.
10.12(1)  --   Billing and Collection Services Agreement dated April 2,
               1997 by and between Interstate Telephone Company and
               Cybernet Holding, Inc.
10.13(1)  --   Certificate of Membership with National Cable Television
               Cooperative, dated January 29, 1996, of Cybernet Holding,
               Inc.
10.14(1)  --   Stockholders' Agreement dated as of December 8, 1995 among
               KNOLOGY Holdings, Inc. and Certain Stockholders thereof
10.15(1)  --   Amendment No. 1 to Stockholders' Agreement dated as of
               January 25, 1996.
10.16(1)  --   Amendment No. 2 to Stockholders' Agreement dated as of April
               18, 1996.
10.17(1)  --   Amended and Restated Agreement dated as of July 28, 1997
               among KNOLOGY Holdings, Inc. and Certain Stockholders
               thereof
10.18(2)  --   Ordinance No. 99-16 effective March 16, 1999 between
               Columbus consolidated Government and KNOLOGY of Columbus,
               Inc.
10.19(1)  --   Ordinance No. 16-90 (Montgomery, Alabama) dated March 6,
               1990.
10.20(1)  --   Ordinance No. 50-76 (Montgomery, Alabama)

EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
--------                           -------------------
10.21(1)  --   Ordinance No. 9-90 (Montgomery, Alabama) dated January 16,
               1990.
10.22(1)  --   Resolution No. 58-95 (Montgomery, Alabama) dated April 6,
               1995.
10.23(1)  --   Resolution No. 92-7 (Panama City Beach, Florida) dated July
               23, 1992.
10.24(1)  --   License (Bay County, Florida) dated January 5, 1993.
10.25(1)  --   Resolution No. 97-22 (Panama City Beach, Florida) dated
               December 3, 1997.
10.26(1)  --   Resolution No. 2075 (Bay County, Florida) dated November 18,
               1997.
10.27(3)  --   Ordinance No. 5999 (Augusta, Georgia) dated January 20,
               1998.
10.28(3)  --   Ordinance No. 1723 (Panama City, Florida) dated March 10,
               1998.
10.30(2)  --   Ordinance No. 98054 (Mount Pleasant, South Carolina) dated
               March 9, 1999.
10.31(2)  --   Franchise Agreement (Charleston County, South Carolina)
               dated December 15, 1998.
10.32(2)  --   Ordinance No. 1998-47 (North Charleston, South Carolina)
               dated May 28, 1998.
10.33(2)  --   Ordinance No. 1998-77 (Charleston, South Carolina) dated
               April 28, 1998.
10.34(2)  --   Ordinance No. 98-5 (Columbia County, Georgia) dated August
               18, 1998.
10.35(2)  --   Switching Agreement dated May 1, 1998 between Interstate
               Telephone Company and KNOLOGY Holdings, Inc.
10.36(2)  --   Network Access Agreement dated July 1, 1998 between SCANA
               Communications, Inc., f/k/a MPX Systems, Inc. and KNOLOGY
               Holdings, Inc.
10.37(2)  --   Internet Access Contract dated September 1, 1998 between ITC
               Data Com Communications, Inc. and KNOLOGY Holdings, Inc.
10.38(2)  --   Collocation Agreement for Multiple Sites dated on or about
               June 1998 between Interstate FiberNet, Inc. and KNOLOGY
               Holdings, Inc.
10.39(2)  --   Lease Agreement dated October 12, 1998 between Southern
               Company Services, Inc. and KNOLOGY Holdings, Inc.
10.40(2)  --   Facilities Transfer Agreement dated February 11, 1998
               between South Carolina Electric and Gas Company and KNOLOGY
               Holdings, Inc., d/b/a KNOLOGY of Charleston.
10.41(2)  --   License Agreement dated March 3, 1998 between BellSouth
               Telecommunications, Inc. and KNOLOGY Holdings, Inc.
10.44(2)  --   Pole Attachment Agreement dated February 18, 1998 between
               KNOLOGY Holdings, Inc. and Georgia Power Company
10.46(2)  --   Assignment Agreement dated March 4, 1998 between Gulf Power
               Company and KNOLOGY of Panama City, Inc.
10.47(2)  --   Adoption Agreements dated March 1, 1999 between KNOLOGY
               Holdings, Inc. and BellSouth Telecommunications, Inc.
10.48(2)  --   Lease Switching Agreement between South Carolina Net for TTE
               Inc. and KNOLOGY Holdings, Inc.
10.50(2)  --   Carrier Services Agreement dated September 30, 1998 between
               Business Telecom, Inc. and KNOLOGY Holdings, Inc.
10.51(2)  --   Reseller Services Agreement dated September 9, 1998 between
               Business Telecom, Inc. and KNOLOGY Holdings, Inc.
10.52(2)  --   Private Line Services Agreement dated September 10, 1998
               between BTI Communications Corporation and KNOLOGY Holdings,
               Inc.
10.53(2)  --   Credit Facility Agreement between First Union National Bank,
               First Union Capital Markets Corp. and KNOLOGY Holdings, Inc.
               dated December 22, 1998.
10.54(2)  --   Ordinance No. 284 (Cedar Grove, Florida) dated June 9, 1998.

EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
--------                           -------------------
10.55(2)  --   License Agreement dated January 5, 1993 between County
               Commissioners of Bay County Florida and Beach Cable, Inc.
10.56(2)  --   Ordinance No. 647 (Lynn Haven, Florida) dated May 12, 1998 between KNOLOGY of Panama City, Inc. and the City of Lynn
               Haven.
10.57(2)  --   Ordinance No. 1723 (Panama City, Florida) dated March 10,
               1998 between KNOLOGY of Panama City, Inc. and the City of
               Panama City.
10.58(2)  --   Resolution No. 97-22 (Panama City Beach, Florida) dated
               December 3, 1997 between Panama City Beach, Florida and
               KNOLOGY Holdings, Inc.
10.59(4)  --   Form of Tax Separation Agreement between ITC Holding and
               KNOLOGY, Inc.
10.60(4)  --   Services Agreement between ITC Service Company and
               Interstate Telephone Company, Inc.
10.61(4)  --   Residual Note from KNOLOGY, Inc. to ITC Holding Company,
               Inc.
12.1(4)   --   Statement regarding Computation of Ratio of Earnings to
               Fixed Charges.
21.1(4)   --   Subsidiaries of KNOLOGY, Inc.
23.1(5)   --   Consent of Arthur Andersen LLP.
23.2(5)   --   Consent of Deloitte & Touche LLP.
24.1(5)   --   Power of Attorney.
27.1(5)   --   Financial Data Schedule for year ended 1997 (for SEC use
               only).
27.2(5)   --   Financial Data Schedule for year ended 1998 (for SEC use
               only).
99.1(4)   --   Consent of Richard Bodman to his nomination to be director of KNOLOGY, Inc.
99.2(4)   --   Consent of Alan A. Burgess to his nomination to be director of KNOLOGY, Inc.
99.3(4)   --   Consent of Donald W. Burton to his nomination to be director of KNOLOGY, Inc.
99.4(4)   --   Consent of L. Charles Hilton, Jr. to his nomination to be
               director of KNOLOGY, Inc.
99.5(4)   --   Consent of Donald W. Weber to his nomination to be director of KNOLOGY, Inc.

---------------

(1) Filed previously in connection with KNOLOGY Holdings, Inc.'s Registration Statement on Form S-4, (File No. 333-43339) and incorporated herein by reference.
(2) Filed previously in connection with KNOLOGY Holdings, Inc.'s Annual Report on Form 10-K in the year ended December 31, 1998 and incorporated herein by reference.
(3) Filed previously in connection with KNOLOGY Holdings, Inc.'s Annual Report on Form 10-K in the year ended December 31, 1997 and incorporated herein by reference.
(4) To be filed by amendment.
(5) Filed herewith.

     (b) Financial Statement Schedules

     Schedules have been omitted because the information required to be set forth therein is not applicable or is included elsewhere in the Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., on this 15th day of October, 1999.

                                          KNOLOGY, Inc.

                                          By: /s/ RODGER L. JOHNSON*
                                            ------------------------------------
                                                     Rodger L. Johnson
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons, in the capacities indicated below, on this 15th day of October, 1999.

                     SIGNATURE                                             TITLE
                     ---------                                             -----

              /s/ RODGER L. JOHNSON*                 President, Chief Executive Officer and Director
---------------------------------------------------
                 Rodger L. Johnson

            /s/ FELIX L. BOCCUCCI, JR.               Chief Financial Officer and Vice President of
---------------------------------------------------    Business Development (Principal Financial and
              Felix L. Boccucci, Jr.                   Accounting Officer)

           /s/ CAMPBELL B. LANIER, III*              Chairman of the Board of Directors
---------------------------------------------------
              Campbell B. Lanier, III

            /s/ WILLIAM H. SCOTT, III*               Director
---------------------------------------------------
               William H. Scott, III

               * By Attorney-in-Fact
                 /s/ CHAD WACHTER
---------------------------------------------------
                   Chad Wachter

                                  SCHEDULE II
                         KNOLOGY, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                                                            YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                               1996           1997           1998
                                                           ------------   ------------   ------------
Allowance for doubtful accounts, balance at beginning of
  year...................................................    $ 17,113      $  23,342     $   108,528
Addition charged to cost and expense.....................      81,082        367,527       1,303,372
Deductions...............................................     (74,853)      (282,341)     (1,018,234)
                                                             --------      ---------     -----------
Allowance for doubtful accounts, balance at end of
  year...................................................    $ 23,342      $ 108,528     $   393,766
                                                             ========      =========     ===========

     After the reorganization and the stock split transactions referred to in Notes 1 and 11, respectively, to KNOLOGY, Inc. consolidated financial statements are effected, we expect to be in the position to render the following audit report.

                                          Arthur Andersen LLP

October 15, 1999

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULE

To KNOLOGY, Inc.:

     We have audited in accordance with generally accepted auditing standards, the financial statements of KNOLOGY, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated
               . Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed under Schedule II herein as it relates to KNOLOGY, Inc. and subsidiaries is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
            , 1999